Getty Realty

2022 Annual Report









Getty Realty

Getty Realty Corp. (NYSE: GTY) is a publicly traded, net lease REIT specializing in the acquisition, financing and development of convenience, automotive and other single tenant retail real estate. As of December 31, 2022, the Company's portfolio included 1,039 properties in 38 states across the United States plus Washington, D.C.

CONVENIENCE AUTOMOTIVE RETAIL

Financial Highlights

(for the years ended December 31)

	2022		2021		2020
Number of Properties	**1,039**		1,028		959
Total Revenues	$ **165,588**	$	155,408	$	147,346
Adjusted Funds from Operations	$ **102,487**	$	94,967	$	83,317
Adjusted Funds from Operations Per Share	$ **2.14**	$	2.08	$	1.94
Dividends Per Share	$ **1.66**	$	1.58	$	1.50

65%
Top 50 MSA

71%
Corner Locations

8.8
Years WALT

99.8%
Occupied

$154M
ABR

2.7x
Tenant Rent Coverage



Dear Shareholders

Christopher J. Constant President and Chief Executive Officer

2022 proved to be a strong year for Getty Realty, from both a financial performance and growth perspective. We continued to accomplish our goals and provided sector-leading total returns for our shareholders.

As Chief Executive Officer, I am proud of the resilience of our portfolio, the stability of our balance sheet, and the hard work of our team, which allowed us to deliver solid results and position Getty for continued success.

We began 2022 with business as usual. Starting in February, however, we began to feel the impact of a turbulent macroeconomic environment. The outbreak of a foreign war and surging inflation in the U.S. pushed costs for goods and labor higher. These external factors contributed to a correction in the capital markets, which increased capital costs and disrupted the transaction market for most asset types, including the convenience and automotive retail properties in which we invest.

For our management team, 2022 reinforced that we can only control our own actions, and there are times when the broader economy dictates that we must remain disciplined and nimble so that we can adapt and produce sustained long-term success. This type of patient execution by the team at Getty was on full display last year as we overcame challenges, posted strong results, and put our Company in an excellent position to deliver on our long-term growth and diversification objectives.

Navigating an Evolving Transaction Marketplace

The transaction market for real estate in our target retail sectors began 2022 with pricing at record highs and what seemed like a never-ending pool of well capitalized buyers competing for every property. Getty underwrote $6.4 billion of opportunities across our five convenience and automotive retail asset classes. Despite market pressure, we maintained our disciplined approach to underwriting and did not chase opportunities that were outside of our return thresholds or quality standards. Nevertheless, our consistent presence in the market, deep industry relationships, and strong acquisition sourcing capabilities led to success in the second half of 2022 as pricing for real estate began to reflect the reality of higher capital costs.

Successfully Diversifying Our Portfolio

For the year, Getty invested more than $157 million in 52 properties, with a key theme of our investment activity being *diversification*. We diversified our portfolio composition by allocating approximately 30% of our investment spending to convenience stores, and more than 70% to other convenience and automotive retail real estate (express car washes, auto service centers, and drive-thru quick serve restaurants). We diversified our tenant roster by adding new tenants to the portfolio and expanding into more meaningful relationships with several existing tenants. Finally, we diversified our geographic footprint by expanding our presence in a number of attractive metro areas including Austin, Charleston (South Carolina), Charlotte, Las Vegas, and San Antonio.

As just a few examples of the growing tenant relationships in which we take so much pride, during 2022, we increased our activity with Refuel, Inc., Go Car Wash and Splash Car Wash. Refuel is one the fastest growing convenience store chains in the U.S. and we are proud to be a trusted real estate financing partner for them. And, in a car wash sector that is experiencing rapid growth, we are excited to have expanded our relationships with Go Car Wash and Splash Car Wash, two of the best and largest operators in the business, and look forward to continuing to grow with these brands.



Portfolio Composition

- **72%** Convenience & Gas
- **13%** Car Wash
- **11%** Legacy Gas & Repair
- **3%** Auto Service
- **1%** Drive Thrus
- **<1%** Auto Parts
- **<1%** Other Retail

Executing on Our Formula for Success

We remain focused on originating, underwriting, and executing real estate transactions in the convenience and automotive retail sector. Convenience stores, express car washes, auto service centers, auto parts retailers, and drive thru retail, including quick-service restaurants, have proven their resiliency as they continue to (i) provide essential goods and services which are largely recession and e-commerce resistant, and (ii) meet the demands of an American consumer who increasingly prioritizes convenience and "do it for me" service. The fragmented nature of these industries provides significant runway for operators to grow, and Getty remains a key source of capital for acquisitions, investments in new stores, and other capital improvements (branding and technology) that are characteristic of the most successful operators today.

Getty's success investing in these asset classes can be attributed to three key aspects of our strategy that we believe benefit both investors and operators: (i) *our knowledge* – we are experts in the industries in which we own properties and take pride in our ability to quickly underwrite real estate and provide indications of whether a transaction aligns with our investment objectives; (ii) *our relationships* – we value our tenants and are proud of the fact that more than 85% of our closed transactions over the past three years



National Footprint with Concentrations in High Density Metropolitan Areas

% of ABR

19%　　　　　　0%

17%	8%	5%	4%	3%
New York	Washington, D.C.	Boston	Columbia, SC	Denver

were sourced directly by our acquisitions team through existing relationships or new business development; and (iii) **our track record** – we are recognized for our deal making and solution-oriented approach to constructively and efficiently closing transactions across a range of property types and deal structures.

We continue to believe that combining traditional sale-leaseback financing with development funding for new-to-industry sites allows Getty to best support tenants as they grow their businesses through a combination of acquisitions, ground-up development or redevelopment, and modernization of existing stores. As further demonstration of the success of our flexible approach, we ended the year with a substantial forward-looking pipeline of more than $100 million of investments under contract.

Continued Portfolio Health and Optimization

Getty maintains a healthy in-place portfolio supported by stable triple-net leases and a roster of tenants with growing and profitable businesses. In addition to growing and diversifying our portfolio through

our investment platform, we further enhance the composition of our portfolio through active asset management, including selective dispositions, leasing, and redevelopment projects.

For the year ended 2022, we disposed of 24 properties for $26 million and reduced our exposure to certain property types, tenants, and geographies that no longer met our long-term investment criteria. The majority of the proceeds came from the sale of 14 properties that were part of a larger portfolio in upstate New York with the balance being comprised of the sale of one-off, non-core assets. We also reduced the number of properties that we lease from third parties by five in 2022, bringing our leased property count to 42 at year-end.

Our redevelopment program continued to produce results in 2022 as we completed two projects that added Chase Bank and Murphy USA as new high-quality tenants to our portfolio. We invested a total of $1.1 million in these projects and generated an incremental return on our investment of more than 15%. We also signed three new leases for future








Our 2022 financial results, strategic growth and capital markets activities resulted in our Board's decision to increase our dividend by 4.9% to an annualized rate of $1.72 per share

projects with national and regional tenants, and we maintain a solid pipeline. We believe that the redevelopment program demonstrates the embedded value of our in-place portfolio and that by strategically investing in our assets, we can generate attractive risk-adjusted returns, improve the credit quality of our portfolio, and diversify our retail tenant base.

The net result of our asset management activities is a healthy portfolio of 1,039 freestanding retail properties located in 38 states across the U.S. with stable rent coverage of 2.7x and an overall occupancy of 99.8% - the highest level achieved by the Company in 10 years.

Strong Capital Markets Execution

In the net lease sector, access to and cost of capital are critical to a company's ability to grow its business. In 2022, we effectively, and creatively, raised more than $340 million of permanent debt and equity capital at attractive rates that we believe provide for an accretive spread to our initial investment yields.

Specifically, in February 2022, we closed on a $225 million private placement of senior unsecured notes that included $100 million of notes priced at 3.45% and funded at closing, and $125 million of notes priced at 3.65% with a 12-month delayed draw that funded in January 2023. We felt good about this transaction at the time of execution, but given the passage of time and the current interest rate environment, our ability to lock in significant debt capital at these rates looks especially attractive. In addition to providing capital to fund our investment activity, we used a portion of the proceeds from the new notes to accretively refinance $75 million of 5.35% senior unsecured notes due in June 2023, our only debt maturity until 2025.

We also selectively utilized our at-the-market ("ATM") equity program in the second half of the year to raise $117.6 million at a weighted average of $31.61/share, which set records for both the most equity we have issued through the ATM program in a single year and the highest average price per share. We are particularly pleased with our ability to execute 100% of this ATM activity on a forward basis, which allows us to lock in what we deem to be attractive pricing, but not actually issue the shares until we are ready to deploy the funds. The ATM program continues to be a valuable financing tool for our Company, as it is a cost effective and efficient way to match fund, or in certain cases pre-fund, our acquisition and redevelopment activity.

In addition to our capital raising activities, we continue to maintain a conservative balance sheet with leverage in the middle of our target range of 4.5x to 5.5x net debt to EBITDA, no near term debt maturities, and a weighted average term of our indebtedness of more than 6 years, the longest in the Company's history.

As a result of our disciplined and thoughtful approach to capital raising and balance sheet management, we have significant capacity to fund our growth plans.

Driving Growth and Shareholder Returns

Our 2022 financial results reflect the entirety of our achievements discussed above. For the year, we increased the annual base rent generated by our portfolio by more than 6%, improved our adjusted funds from operations ("AFFO") profit margin by more than 80 basis points, and grew AFFO/share by 3% to $2.14.

The Company's strong financial performance, strategic growth activities, and constructive outlook resulted in our Board's decision to increase our dividend by 4.9% to an annualized rate of $1.72 per share – making 2022 the eighth consecutive year that the Company has rewarded shareholders with a significant increase in its recurring cash dividend rate. The dividend remains well covered and its increase stems from the stability of our current portfolio along with our expectation of continued growth in AFFO.

It is also noteworthy that the market recognized the quality of Getty's portfolio and potential of its platform in 2022, as our shares materially outperformed other net lease REITs and helped to deliver an 11.7% total return to Getty shareholders, including dividends, which was among the best performances of all REITs in 2022.

Ongoing Commitment to Effective ESG Practices

Getty formally commenced its efforts to report on our Environmental, Social and Governance ("ESG") programs in 2022 and these efforts culminated with the publishing of our inaugural corporate responsibility report in June.

We remain committed to best practices regarding the protection of our assets and the environment and, in early 2022, launched our Getty Green Loans program which provides low-cost loans to our tenants for qualified environmental and sustainability projects.

We also took steps to prioritize our employees throughout the year by forming a Culture Committee that engages with our team members to provide professional development and organized team activities. In 2022, we launched Getty Gives, a program that supports causes dear to us and the communities in which we live and work. For the year, I am pleased to report that Getty made corporate charitable donations to two organizations selected by our employees, and matched employee charitable donations to several worthy causes. Getty also expanded its philanthropic initiatives in 2022 by launching a pro bono legal services program which completed an initial project providing representation to a local nonprofit organization that supports low-income housing needs.

With respect to governance, our Board of Directors proposed several changes to our by-laws in 2022, which were approved by stockholders, and which we believe further strengthen our corporate governance practices.

We view ESG as an ongoing evolution and for 2023 we have committed to two projects to further the Company's ESG reporting. First, we are working directly with our tenants to better understand their corporate ESG policies and practices, including sustainability initiatives at properties leased from Getty. Second, we engaged a variety of our stakeholders to provide their feedback on the Company's ESG priorities through a formal materiality assessment. We look forward to reporting the results of this outreach when we publish our 2023 corporate responsibility report.

Defining Future Success at Getty

While we are pleased with our ability to successfully navigate a changing landscape in 2022, we are equally excited with our positioning as we enter 2023. We believe Getty is poised for success due to our flexible capital position, experienced team, deep relationships, and commitment to providing real estate financing solutions to convenience and automotive retailers. Our team is fully aligned with respect to our 2023 goals; we know what it will take to operate efficiently, and how we can best achieve our growth and diversification objectives. This unwavering focus, combined with our existing investment pipeline and funded capital position, positions us well for success in 2023 and beyond.

Thank You!

As always, I want to thank the dedicated team of 32 professionals at Getty for completing an outstanding year despite difficult market conditions, and I want to thank the Board of Directors for their continued support. I also want to reiterate how proud I am of our successful evolution and how excited I am for the future of this Company. I look forward to another year of growth and success for Getty!

Best Regards,



Christopher J. Constant
President and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2022

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

COMMISSION FILE NUMBER 001-13777

GETTY REALTY CORP.
(Exact name of registrant as specified in its charter)

Maryland	**11-3412575**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. employer identification no.)**

292 Madison Avenue, 9th Floor
New York, New York 10017-6318
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: (646) 349-6000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value	GTY	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒		Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company ☐	Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

The aggregate market value of common stock held by non-affiliates (based on 41,843,833 shares of common stock at a closing price per share of the registrant's common stock on the New York Stock Exchange at $26.50) of the Company was $1,108,900,000 as of June 30, 2022.

The registrant had outstanding 46,737,837 shares of common stock as of February 23, 2023.

DOCUMENTS INCORPORATED BY REFERENCE

DOCUMENT	PART OF FORM 10-K
Selected Portions of Definitive Proxy Statement for the 2023 Annual Meeting of Stockholders (the "Proxy Statement"), which will be filed by the registrant on or prior to 120 days following the end of the registrant's year ended December 31, 2022, pursuant to Regulation 14A.	III

Auditor's PCAOB ID Number: 238	Auditor's Name: PricewaterhouseCoopers LLP	Auditor's Location New York, New York

TABLE OF CONTENTS

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this Annual Report on Form 10-K may constitute "forward-looking statements" within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Statements preceded by, followed by, or that otherwise include the words "believes," "expects," "seeks," "plans," "projects," "estimates," "anticipates," "predicts" and similar expressions or future or conditional verbs such as "will," "should," "would," "may" and "could" are generally forward-looking in nature and are not historical facts. (All capitalized and undefined terms used in this section shall have the same meanings hereafter defined in this Annual Report on Form 10-K.)

Examples of forward-looking statements included in this Annual Report on Form 10-K include, but are not limited to, our statements regarding our network of convenience stores, express tunnel car washes, automotive service centers, automotive parts retailers, and certain other freestanding retailers, including drive-thru quick service restaurants; substantial compliance of our properties with federal, state and local provisions enacted or adopted pertaining to environmental matters; the effects of U.S. federal tax reform and other legislative, regulatory and administrative developments; the impact of existing legislation and regulations on our competitive position; our prospective future environmental liabilities, including those resulting from preexisting unknown environmental contamination; the impact of COVID-19 on our business and results of operations; quantifiable trends, which we believe allow us to make reasonable estimates of fair value for the future costs of environmental remediation resulting from the removal and replacement of USTs; the impact of our redevelopment efforts related to certain of our properties; the amount of revenue we expect to realize from our properties; our belief that our owned and leased properties are adequately covered by casualty and liability insurance; our workplace demographics, recruiting efforts, and employee compensation program; FFO and AFFO as measures that represent our core operating performance and its utility in comparing our core operating performance between periods; the reasonableness of our estimates, judgments, projections and assumptions used regarding our accounting policies and methods; our critical accounting policies; our exposure and liability due to and our accruals, estimates and assumptions regarding our environmental liabilities and remediation costs; loan loss reserves or allowances; our belief that our accruals for environmental and litigation matters, including matters related to our former Newark, New Jersey Terminal and the Lower Passaic River, our MTBE multi-district litigation cases in the states of Pennsylvania and Maryland, were appropriate based on the information then available; our claims for reimbursement of monies expended in the defense and settlement of certain MTBE cases under pollution insurance policies; compliance with federal, state and local provisions enacted or adopted pertaining to environmental matters; our beliefs about the settlement proposals we receive and the probable outcome of litigation or regulatory actions and their impact on us; our expected recoveries from UST funds; our indemnification obligations and the indemnification obligations of others; our investment strategy and its impact on our financial performance; the adequacy of our current and anticipated cash flows from operations, borrowings under our Second Restated Credit Agreement and available cash and cash equivalents; our continued compliance with the covenants in our Second Restated Credit Agreement and our senior unsecured notes; our belief that certain environmental liabilities can be allocated to others under various agreements; our belief that our real estate assets are not carried at amounts in excess of their estimated net realizable fair value amounts; our beliefs regarding our properties, including their alternative uses and our ability to sell or lease our vacant properties over time; and our ability to maintain our federal tax status as a REIT.

These forward-looking statements are based on our current beliefs and assumptions and information currently available to us, and are subject to known and unknown risks, uncertainties and other factors and were derived utilizing numerous important assumptions that may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors and assumptions involved in the derivation of forward-looking statements, and the failure of such other assumptions to be realized as well as other factors may also cause actual results to differ materially from those projected. Most of these factors are difficult to predict accurately and are generally beyond our control. These factors and assumptions may have an impact on the continued accuracy of any forward-looking statements that we make.

Factors which may cause actual results to differ materially from our current expectations include, but are not limited to, the risks described in "Item 1A. Risk Factors" and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" in this Annual Report on Form 10-K, as such risk factors may be updated from time to time in our public filings, and risks associated with: complying with environmental laws and regulations and the costs associated with complying with such laws and regulations; substantially all of our tenants depending on the same industry for their revenues; the creditworthiness of our tenants; our tenants' compliance with their lease obligations; renewal of existing leases and our ability to either re-lease or sell properties; our dependence on external sources of capital; counterparty risks; the uncertainty of our estimates, judgments, projections and assumptions associated with our accounting policies and methods; our ability to successfully manage our investment strategy; potential future acquisitions and redevelopment opportunities; changes in interest rates and our ability to manage or mitigate this risk effectively; owning and leasing real estate; our business operations generating sufficient cash for distributions or debt service; adverse developments in general business, economic or political conditions; adverse effect of inflation; federal tax reform; property taxes; potential exposure related to pending lawsuits and claims; owning real estate primarily concentrated in the Northeast and Mid-Atlantic regions of the United States; competition in our industry; the adequacy of our insurance coverage and that of our tenants; failure to qualify as a REIT; dilution as a result of future issuances of equity securities; our dividend policy, ability to pay dividends and changes to our dividend policy; changes in market conditions; provisions in our corporate charter and by-laws; Maryland law discouraging a third-party takeover;

adverse effects of the transition from LIBOR; the loss of a member or members of our management team or Board of Directors; changes in accounting standards; future impairment charges; terrorist attacks and other acts of violence and war; our information systems; failure to maintain effective internal controls over financial reporting; and negative impacts from the continued presence of COVID-19, including on the global economy or on our tenants' businesses, financial position, or results of operations.

As a result of these and other factors, we may experience material fluctuations in future operating results on a quarterly or annual basis, which could materially and adversely affect our business, financial condition, operating results, our growth or reinvestment strategies, our ability to pay dividends or stock price. An investment in our stock involves various risks, including those mentioned above and elsewhere in this Annual Report on Form 10-K and those that are described from time to time in our other filings with the SEC.

You should not place undue reliance on forward-looking statements, which reflect our view only as of the date hereof. Except for our ongoing obligations to disclose material information under the federal securities laws, we undertake no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events, unless required by law. For any forward-looking statements contained in this Annual Report on Form 10-K or in any other document, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

PART I

Item 1. Business

Company Profile

Getty Realty Corp. ("Getty Realty") (NYSE: GTY), a Maryland corporation, is a publicly traded, net lease real estate investment trust ("REIT") specializing in the acquisition, financing and development of convenience, automotive and other single tenant retail real estate. Our predecessor was originally founded in 1955 and our common stock was listed on the New York Stock Exchange ("NYSE") in 1997. Unless otherwise expressly stated or the context otherwise requires, the "Company," "we," "us," and "our" as used herein refer to Getty Realty and its owned and controlled subsidiaries.

Our portfolio includes convenience stores, car wash properties, automotive service centers (gasoline and repair, oil and maintenance, tire and battery, and collision), automotive parts retailers, and certain other freestanding retail properties, including drive-thru quick service restaurants. Our 1,039 properties as of December 31, 2022 are located in 38 states and Washington, D.C., and our tenants operate under a variety of national and regional brands. We are internally managed by our management team, which has extensive experience acquiring, financing, developing and managing convenience, automotive and other single tenant retail real estate.

We elected to be treated as a REIT under the federal income tax laws beginning January 1, 2001. The Internal Revenue Code permits a qualifying REIT to deduct dividends paid, thereby effectively eliminating corporate level federal income tax and making the REIT a pass-through vehicle for federal income tax purposes if certain REIT qualifications are met. To meet the applicable requirements of the Internal Revenue Code, a REIT must, among other things, invest substantially all of its assets in interests in real estate (including mortgages and other REITs) or cash and government securities, derive most of its income from rents from real property or interest on loans secured by mortgages on real property, and distribute to stockholders annually a substantial portion of its taxable income. As a REIT, we are required to distribute at least 90% of our taxable income to our stockholders each year and would be subject to corporate level federal income taxes on any taxable income that is not distributed.

Our company is headquartered in New York, New York and as of February 23, 2023, we had 32 employees.

Recent Developments

Our investment strategy is predicated on the belief that automobility will remain the dominant form of consumer transportation in the United States and that mobile consumers increasingly prioritize convenience, speed, and service. During the year ended December 31, 2022, we continued to grow and diversify our investments in convenience, automotive and other freestanding retail properties through fee simple acquisitions and construction loan advances for new-to-industry developments. We were also active raising capital to fund our investment activity through the issuance of new senior unsecured notes, and by entering into forward agreements to sell common shares through our at-the-market equity offering program.

During the year ended December 31, 2022, we invested $157.5 million across 52 properties, including the acquisition of fee simple interests in 40 properties for an aggregate purchase price of $137.3 million. The properties we acquired included nine convenience stores, 16 car wash properties, 14 automotive services centers and one drive-thru quick service restaurant. In addition, we advanced construction loans in the amount of $20.2 million, including accrued interest, for the development of 12 new-to-industry convenience stores and car wash properties. In total, convenience stores represented approximately 30% of our investment activity during the year, while other convenience and automotive retail properties made up the remaining 70% of our investments. We also added four new tenants to our portfolio, expanded our relationships with several existing tenants, and added or increased exposure to a number of attractive metropolitan areas, including Austin, Charleston (SC), Charlotte, Las Vegas, and San Antonio. For additional information regarding our property acquisitions see Note 12 in "Item 8. Financial Statements and Supplementary Data" in this Form 10-K.

During the year ended December 31, 2022, we sold 24 properties that generated gross proceeds of approximately $26.0 million and reduced our exposure to certain property types, tenants, and geographies that no longer met our long-term investment criteria. For additional information regarding our property dispositions see Note 11 in "Item 8. Financial Statements and Supplementary Data" in this Form 10-K.

In February 2022, we closed on the private placement of $225.0 million of new senior unsecured notes, including (i) $100.0 million of 3.45% notes that funded at closing and mature in February 2032, and (ii) $125.0 million of 3.65% notes that funded in January 2023 and mature in January 2033. Proceeds from the notes funded at closing were used to repay all amounts then outstanding under our senior unsecured revolving credit facility and for general corporate purposes, including to fund investment activity. Proceeds from the delayed funding notes were used to prepay $75.0 million of 5.35% senior unsecured notes maturing in June 2023 and for general corporate purposes, including to fund investment activity. For additional information regarding our senior unsecured notes see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" and Note 4 in "Item 8. Financial Statements and Supplementary Data" in this Form 10-K.

During the year ended December 31, 2022, we entered into forward sale agreements to sell an aggregate of 3.7 million shares of common stock for anticipated gross proceeds of $117.6 million through our at-the-market equity offering program. No shares were settled during the year ended December 31, 2022. For additional information regarding our ATM Program see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" and Note 7 in "Item 8. Financial Statements and Supplementary Data" in this Form 10-K.

Our Properties

As of December 31, 2022, our portfolio included 1,039 properties, of which we owned 997 properties and leased 42 properties from third-party landlords. Our properties are located in 38 states and Washington D.C. and includes a concentration in the Northeast and Mid-Atlantic regions that we believe is unique and not readily available for purchase or lease from other owners or landlords. Our typical property consists of approximately one acre of land in a larger metropolitan area and is used as a convenience store, express tunnel car wash, automotive service center, automotive parts retailer, or certain other freestanding retailers, including drive-thru quick service restaurants. Many of our properties are located at highly trafficked urban intersections or conveniently close to highway entrances or exit ramps.

As of December 31, 2022, we leased 1,034 of our properties to tenants under triple-net leases, including 866 properties leased under 37 separate unitary or master triple-net leases, and 168 properties leased under single unit triple-net leases. These leases generally provide for an initial term of 15 or 20 years, with options for successive renewal terms of up to 20 years, and periodic rent escalations. As of December 31, 2022, our weighted average remaining lease term, excluding renewal options, was 8.8 years.

Substantially all of our properties are leased to convenience store operators, petroleum distributors, car wash operators and other automotive-related and retail tenants. Our tenants either operate their business at our properties directly or, in the case of certain convenience stores and gasoline and repair stations, sublet our properties and supply fuel to third parties that operate the businesses. For additional information regarding risks related to our tenants' dependence on the performance of the industry, see "Item 1A. Risk Factors – Significant number of our tenants depend on the same industry for their revenues" in this Form 10-K.

Our triple-net lease tenants are responsible for the payment of all taxes, maintenance, repairs, insurance and other operating expenses relating to our properties, and are also responsible for environmental contamination occurring during the terms of their leases and in certain cases also for environmental contamination that existed before their leases commenced. For additional information regarding our environmental obligations, see Note 5 in "Item 8. Financial Statements and Supplementary Data" in this Form 10-K.

As of December 31, 2022, we were also actively redeveloping three of our properties as new convenience stores or for alternative single tenant retail uses, and two of our properties were vacant.

Human Capital Resources

As of December 31, 2022, we had 32 full-time employees, all of which are located in our New York office.

We are dedicated to conducting our business consistent with the highest standards of business ethics. Our Business Conduct Guidelines and Employee Handbook govern our standards and policies with respect to our people, our partners, our health and safety, and our IT security.

We aim to maintain a workplace that is free from discrimination or harassment on the basis of color, race, sex, national origin, ethnicity, religion, disability, sexual orientation, gender identification or expression or any other status protected by applicable law. We conduct annual training to prevent harassment and discrimination and monitor employee conduct year-round.

We prioritize empathy and flexibility to support the safety, health, and security of each member of our team and ensure they are able to meet their personal and family needs, as well as their professional goals. In 2022, we implemented a permanent hybrid work schedule, allowing team members to work from home two days per week while maintaining COVID-related policies that support the overall health and wellness of our people and our office space.

We appreciate the important role that our team and the Company play in the communities in which we live and operate. We support individual volunteerism and provide team members with work schedule flexibility to support causes and organizations that are meaningful to them. In 2022, we implemented our Getty Gives program to facilitate volunteerism and charitable contributions in support of our communities and other causes meaningful to our team members. We also launched a pro bono legal services program to benefit communities in need and provide opportunities for personal philanthropic fulfillment.

We participate in annual performance reviews with our employees and hold periodic meetings with employees to gather feedback, discuss opportunities to participate in various professional development programs, and improve the overall employee experience. Our recruiting efforts, compensation and advancement are all based on qualifications, performance, skills and experience. We continue to emphasize employee development and training and our employees are offered regular opportunities to participate in formal and informal professional development through in-person training and online learning resources. We also support and pay for external education classes and seminars requested by our employees if doing so will advance their work-related skills or professional development.

We believe that our employees are fairly compensated, without regard to gender, race and ethnicity, and are routinely recognized for outstanding performance. Our compensation program is designed to attract and retain talent, and includes the employee benefit plans described in Note 8 "Employee Benefit Plan" included in Part II, Item 8 of this Annual Report on Form 10-K.

We continually assess and strive to enhance employee satisfaction and engagement. Our employees, many of whom have a long tenure with the Company, frequently express satisfaction with management and, in the opinion of management, our relations with our employees are good.

Investment Strategy and Activity

As part of our strategy to grow and diversify our portfolio, we regularly review acquisition and financing opportunities to invest in additional convenience, automotive and other single tenant retail real estate. We primarily pursue sale leaseback transactions with existing and prospective tenants and will pursue other transactions, including forward commitments to acquire new-to-industry construction and the acquisition of assets with in-place leases, that result in us owning fee simple interests in our properties. Our investment activities may also include purchase money financing with respect to properties we sell, real property loans relating to our leasehold properties and construction loans. Our investment strategy seeks to generate current income and benefit from long-term appreciation in the underlying value of our real estate. To achieve that goal, we seek to invest in well-located, freestanding properties that support automobility and provide convenience and service to consumers in major markets across the country. A key element of our investment strategy is to invest in properties that will enhance our property type, tenant, and geographic diversification.

During the year ended December 31, 2022, we invested $157.5 million across 52 properties, including the acquisition of fee simple interests in 40 properties for an aggregate purchase price of $137.3 million. The properties we acquired included nine convenience stores, 16 car wash properties, 14 automotive services centers and one drive-thru quick service restaurant. We also advanced construction loans in the amount of $20.2 million, including accrued interest, for the development of 12 new-to-industry convenience stores and car wash properties.

During the year ended December 31, 2021, we invested $200.0 million across 100 properties, including the acquisition of fee simple interests in 97 properties for an aggregate purchase price of $194.3 million. The properties we acquired included 25 convenience stores, 17 car wash properties, 54 automotive services centers and one drive-thru quick service restaurant. We also advanced construction loans in the amount of $5.7 million, including accrued interest, for the development of three new-to-industry convenience stores.

For additional information regarding our property acquisitions, see Note 12 in "Item 8. Financial Statements and Supplementary Data" in this Form 10-K.

Over the last five years, we have acquired 239 properties, including single property and portfolio transactions located in various states, for an aggregate purchase price of $646.7 million.

Redevelopment Strategy and Activity

We believe that certain of our properties, primarily those currently being used as gas and repair businesses, are well-suited to be redeveloped as new convenience stores or other single tenant retail uses, such as automotive parts, quick service restaurants, bank branches and specialty retail. We believe that the redeveloped properties can be leased or sold at higher values than their current use.

During the years ended December 31, 2022 and 2021, rent commenced on two and five completed redevelopment projects, respectively, that were placed back into service in our net lease portfolio. Since the inception of our redevelopment program in 2015, we have completed 26 redevelopment projects.

For the year ended December 31, 2022, we spent $0.1 million (net of write-offs) of construction-in-progress costs related to our redevelopment activities and transferred $36 thousand of construction-in-progress to buildings and improvements on our consolidated balance sheet. For the year ended December 31, 2021, we spent $0.3 million (net of write-offs) of construction-in-progress costs related to our redevelopment activities and transferred $0.4 million of construction-in-progress to buildings and improvements on our consolidated balance sheet.

As of December 31, 2022, we had three properties under active redevelopment and others in various stages of feasibility planning for potential recapture from our net lease portfolio, including one property for which we have signed a new lease and which will be transferred to redevelopment when the appropriate entitlements, permits and approvals have been secured.

Competition

The single tenant net lease retail real estate sector in which we operate is highly competitive and we expect major investors with significant capital will continue to compete with us for attractive acquisition opportunities. These competitors include publicly-traded and non-traded REITs, public and private investment funds, petroleum manufacturing, distributing and marketing companies, and other institutional and individual investors.

Trademarks

We own the Getty® name and trademark in connection with our real estate and the petroleum marketing business in the United States and we permit certain of our tenants to use the Getty® trademark at properties that they lease from us.

Regulation

Our properties are subject to numerous federal, state and local laws and regulations including matters related to the protection of the environment such as the remediation of known contamination and the retirement and decommissioning or removal of long-lived assets including buildings containing hazardous materials, USTs and other equipment. These laws include: (i) requirements to report to governmental authorities discharges of petroleum products into the environment and, under certain circumstances, to remediate soil and groundwater contamination, including pursuant to governmental order and directive, (ii) requirements to remove and replace USTs that have exceeded governmental-mandated age limitations and (iii) the requirement to provide a certificate of financial responsibility with respect to potential claims relating to UST failures. Our triple-net lease tenants are directly responsible for compliance with environmental laws and regulations with respect to their operations at our properties.

We believe that our properties are in substantial compliance with federal, state and local provisions pertaining to environmental matters. Although we are unable to predict what legislation or regulations may be adopted in the future with respect to environmental protection and waste disposal, we do not believe that existing legislation and regulations will have a material adverse effect on our competitive position. For additional information regarding pending environmental lawsuits and claims, see "Item 3. Legal Proceedings" in this Form 10-K.

For substantially all of our triple-net leases, our tenants are contractually responsible for compliance with environmental laws and regulations, removal of USTs at the end of their lease term (the cost of which in certain cases is partially borne by us) and remediation of any environmental contamination that arises during the term of their tenancy. Under substantially all of our triple-net leases, contractual responsibility for remediation of all environmental contamination discovered during the term of the lease (including known and unknown contamination that existed prior to commencement of the lease) is the responsibility of our tenant.

For additional information, see "Item 1A. Risk Factors" and "Liquidity and Capital Resources," "Environmental Matters" and "Contractual Obligations" in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 5 in "Item 8. Financial Statements and Supplementary Data" in this Form 10-K.

In addition to the numerous federal, state and local laws and regulations to which are properties are subject, we elected to be treated as a REIT under the federal income tax laws beginning January 1, 2001. Accordingly, we are subject to compliance with the applicable requirements of the Internal Revenue Code concerning REITs, including that a REIT must, among other things, invest substantially all of its assets in interests in real estate (including mortgages and other REITs) or cash and government securities, derive most of its income from rents from real property or interest on loans secured by mortgages on real property, and distribute to stockholders annually a substantial portion of its taxable income. For additional information, see "Item 1A. Risk Factors," "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 6 in "Item 8. Financial Statements and Supplementary Data" in this Form 10-K.

Climate Change

As an organization, we are committed to the protection of our assets, communities, and the environment. We emphasize sustainability at our new corporate headquarters where we utilize energy efficient computer equipment, filtered water machines, and timed or sensor-controlled HVAC and lighting systems, among other sustainability practices. In 2022, we began tracking our environmental footprint within our leased corporate office space including monitoring monthly energy usage, recycling efforts, and waste disposal. With our landlord's support, we will work to construct a full picture of our environmental footprint, maximize diversion of recyclable waste in accordance with local regulations, and implement energy conservation measures in our leased space as appropriate and feasible.

Under our triple-net leases, tenants are responsible for operating the businesses conducted at our sites, keeping the properties in good order and repair, and making capital investments as they deem appropriate to optimize their business operations. As such, it is our tenants who control the environmental impact of their operations, including energy efficiency, water usage, and waste and recycling practices, and decide when and how to adopt environmentally sustainable practices and make related investments.

We are pleased that many of our tenants have already completed environmental and sustainability projects, including upgrading to LED lighting, installing energy efficient coolers and HVAC units, and, in select cases, installing electric vehicle (EV) charging stations at our properties. We appreciate that many of our tenants have completed these "green" projects with their own capital and/or have taken advantage of government and other subsidies for qualifying renewable energy technologies and projects. As part of our commitment to Environmental, Social, and Governance matters, in 2022 we implemented our "Getty Green Loans" program to provide low-cost loans to our tenants for the express purpose of investing in environmental and sustainability projects.

As discussed above, we also maintain a robust redevelopment program that repositions select properties within our portfolio to uses other than traditional gas stations, including modern convenience stores or alternative property uses such as automotive parts retailers, quick service restaurants, and multifamily residential buildings, among others. We continue to look for opportunities within our portfolio to redevelop properties for less environmentally sensitive uses and to support economic growth in communities where our properties are located.

For additional information, see "Item 1A. Risk Factors" and "Environmental Matters" in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" in this Form 10-K.

Additional Information

Our website address is www.gettyrealty.com. Information available on our website shall not be deemed to be a part of this Annual Report on Form 10-K. Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act are available on our website, free of charge, as soon as reasonably practicable after we electronically file such materials with, or furnish them to, the U.S. Securities and Exchange Commission ("SEC").

Our website also contains our business conduct guidelines ("Code of Ethics"), corporate governance guidelines and the charters of the Audit, Compensation and Nominating/Corporate Governance Committees of our Board of Directors. We intend to make available on our website any future amendments or waivers to our Code of Ethics within four business days after any such amendments or waivers become effective.

Item 1A. Risk Factors

We are subject to various risks, many of which are beyond our control. As a result of these and other factors, we may experience material fluctuations in our future operating results on a quarterly or annual basis, which could materially and adversely affect our business, financial condition, results of operations, liquidity, ability to pay dividends or stock price. An investment in our stock involves various risks, including those mentioned below and elsewhere in this Annual Report on Form 10-K and those that are described from time to time in our other filings with the SEC.

Summary of Risk Factors

Our business is subject to risks and uncertainties, including those risks and uncertainties discussed at-length below, that could cause our actual results to differ materially from those projected. These risks and uncertainties include, but are not limited to, the following:

Risks Related to Our Business and Operations

- The risks inherent in owning or leasing real estate.

- The real estate industry is highly competitive.

- Our future cash flow is dependent on the performance of our tenants of their lease obligations, renewal of existing leases and either re-leasing or selling our properties.

- Significant number of our tenants depend on the same industry for their revenues.

- It may be difficult for our investors to determine the creditworthiness of our tenants.

- An increase in costs and liability accruals as a result of environmental laws and regulations could adversely affect our business.

- We are defending pending lawsuits and claims that may subject us to material losses.

- We may be subject to losses that may not be covered by insurance.

- The concentration of a significant number of our properties in the Northeast and Mid-Atlantic regions of the United States, and adverse conditions in those regions, in particular, could negatively impact our operations.

- Property taxes on our properties may increase without notice.

- Our business operations may not generate sufficient cash for distributions or debt service.

- Adverse developments in general business, economic or political conditions could have a material adverse effect on us.

- Terrorist attacks and other acts of violence or war may affect the market on which our common stock trades, the markets in which we operate, our operations and our results of operations (including the escalating conflict between Russia and Ukraine and the related impact on macroeconomic conditions as a result of such conflict).

- Our exposure to counterparty risk.

- Inflation may adversely affect our financial condition and results of operations.

- Our assets may be subject to impairment charges.

- Our accounting policies and methods require management to make estimates, judgments and assumptions about matters that are inherently uncertain.

- Amendments to the Accounting Standards Codification made by the Financial Accounting Standards Board (the "FASB") or changes in accounting standards may adversely affect our reported revenues, profitability or financial position.

- If we fail to maintain effective internal controls over financial reporting, we may not be able to accurately and timely report our financial results.

- Our reliance on certain members of our management team or Board of Directors, the loss of any one of which could adversely affect our business or the market price of our common stock.

- Our reliance on information technology in our operations, and any material failure, inadequacy, interruption or security failure of that technology could harm our business.

- Our business, results of operations, and financial condition may be impacted by the continued presence of COVID-19.

Risks Related to Financing Our Business

- Our dependency on external sources of capital, which may or may not be available on favorable terms, or at all.

- Interest rate risk and our ability to manage or mitigate this risk effectively.

- Adverse effects by the transition from LIBOR.

Risks Related to Our Investment Strategy

- We may not be able to successfully implement our investment strategy.

- We expect to acquire new properties and this may create risks.

- We are pursuing redevelopment opportunities and this creates risks to our Company.

Risks Related to Our Status as a REIT

- The failure to qualify as a REIT under the federal income tax laws would have adverse consequences to our stockholders. Uncertain tax matters may have a significant impact on the results of operations for any single fiscal year or interim period or may cause us to fail to qualify as a REIT.

- The uncertainty regarding the U.S. federal income tax treatment of the cash that we might receive from cash settlement of a forward sale agreement under our ATM Program could jeopardize our ability to meet the REIT qualification requirements.

- A risk of changes in the tax law applicable to REITs.

- U.S. federal tax reform legislation could affect REITs generally, our tenants, the markets in which we operate, the price of our common stock and our results of operations.

- In order to preserve our REIT status, our charter limits the number of shares a person may own, which may discourage a takeover that could result in a premium price for our common stock or otherwise benefit our stockholders.

Risks Related to Ownership of Our Securities

- Changes in market conditions could adversely affect the market price of our publicly traded common stock.

- Changes in our dividend policy and the dividends we pay may be subject to significant volatility.

- Our forward sale agreement under our ATM Program could result in substantial dilution to our earnings per share and return on equity or result in substantial cash payment obligations.

- In case of our bankruptcy or insolvency, any forward sale agreement that is in effect under our ATM Program will automatically terminate, and we would not receive the expected proceeds.

- Future issuances of equity securities could dilute the interest of holders of our equity securities.

- Maryland law may discourage a third-party from acquiring us.

Risks Related to Our Business and Operations

We are subject to risks inherent in owning and leasing real estate.

We are subject to varying degrees of risk generally related to leasing and owning real estate, many of which are beyond our control. In addition to general risks applicable to us, our risks include, among others: our liability as a lessee for long-term lease obligations regardless of our revenues; deterioration in national, regional and local economic and real estate market conditions; potential changes in supply of, or demand for, rental properties similar to ours; competition for tenants and declining rental rates; difficulty in selling or re-leasing properties on favorable terms or at all; impairments in our ability to collect rent or other payments due to us when they are due; increases in interest rates and adverse changes in the availability, cost and terms of financing; uninsured property liability; the impact of present or future environmental legislation and compliance with environmental laws; adverse changes in zoning laws and other regulations; acts of terrorism and war; acts of God; the unforeseen impacts of climate change, compliance with any future laws or regulations designed to prevent or mitigate the impacts of climate change, and any material costs related thereto; the potential risk of functional obsolescence of properties over time the need to periodically renovate and repair our properties; and physical or weather-related damage to our properties. Certain significant expenditures generally do not change in response to economic or other conditions, including: (i) debt service, (ii) real estate taxes, (iii) environmental remediation costs and (iv) operating and maintenance costs. The combination of variable revenue and relatively fixed expenditures may result, under certain market conditions, in reduced earnings and could have an adverse effect on our financial condition.

Each of the factors listed above could cause a material adverse effect on our business, financial condition, results of operations, liquidity, ability to pay dividends or stock price. In addition, real estate investments are relatively illiquid, which means that our ability to vary our portfolio of properties in response to changes in economic and other conditions may be limited.

We are in a competitive business.

The real estate industry is highly competitive. Where we own properties, we compete for tenants with a large number of real estate property owners and other companies that sublet properties. Our principal means of competition are rents we are able to charge in relation to the income producing potential of the location. In addition, we expect other major real estate investors, some with much greater financial resources or more experienced personnel than we have, will compete with us for attractive acquisition opportunities. These competitors include petroleum manufacturing, distributing and marketing companies, convenience store retailers, other REITs, public and private investment funds, and other individual and institutional investors. This competition has increased prices for properties we seek to acquire and may impair our ability to make suitable property acquisitions on favorable terms in the future.

Our future cash flow is dependent on the performance of our tenants of their lease obligations, renewal of existing leases and either re-leasing or selling our properties.

We are subject to risks that financial distress, default or bankruptcy of our tenants may lead to vacancy at our properties or disruption in rent receipts as a result of partial payment or nonpayment of rent or that expiring leases may not be renewed. Under unfavorable general economic conditions, there can be no assurance that our tenants' level of sales and financial performance generally will not be adversely affected, which in turn could negatively impact our rental revenues. We are subject to risks that the terms governing renewal or re-leasing of our properties (including, compliance with numerous federal, state and local laws and regulations related to the protection of the environment, such as the remediation of contamination and the retirement and decommissioning or removal of long-lived assets, the cost of required renovations, or replacement of USTs and related equipment) may be less favorable than current lease terms.

We are also subject to the risk that we may receive less net proceeds from the properties we sell as compared to their current carrying value or that the value of our properties may be adversely affected by unfavorable general economic conditions. Unfavorable general economic conditions may also negatively impact our ability to re-lease or sell our properties. Numerous properties compete with our properties in attracting tenants to lease space. The number of available or competitive properties in a particular area could have a material adverse effect on our ability to lease or sell our properties and on the rents we are able to charge. In addition to the risk of disruption in rent receipts, we are subject to the risk of incurring real estate taxes, maintenance, environmental and other expenses at vacant properties. The financial distress, default or bankruptcy of our tenants may also lead to protracted and expensive processes for retaking control of our properties than would otherwise be the case, including, eviction or other legal proceedings related to or resulting from the tenant's default. These risks are greater with respect to certain of our tenants who lease multiple properties from us. If a tenant files for bankruptcy protection it is possible that we would recover substantially less than the full value of our claims against the tenant. If (i) our tenants do not perform their lease obligations, (ii) we are unable to renew existing leases and promptly recapture and re-lease or sell our properties, (iii) lease terms upon renewal or re-leasing are less favorable than current or historical lease terms, (iv) the values of properties that we sell are adversely affected by market conditions, or (v) we incur significant costs or disruption related to or resulting from tenant financial distress, default or bankruptcy, then our cash flow could be significantly adversely affected.

Significant number of our tenants depend on the same industry for their revenues.

We derive significant portion of our revenues from leasing, primarily on a triple-net basis, and financing convenience store and gasoline station properties to tenants in the petroleum marketing industry. Accordingly, significant portion of our revenues depend on the economic success of the petroleum marketing industry, and any factors that adversely affect that industry, such as disruption in the supply of petroleum or a decrease in the demand for conventional motor fuels due to conservation, technological advancements in petroleum-fueled motor vehicles or an increase in the use of, and consumer demand for, alternative fuel, electric and battery-operated vehicles, or other "green technologies," could have a material adverse effect on our business, financial condition and results of operations, liquidity, ability to pay dividends or stock price. Similarly, governmental regulations regarding climate change and the greenhouse gas emissions may accelerate these trends that could have a material adverse effect on our business, financial condition and results of operations, liquidity, ability to pay dividends or stock price. The success of participants in the petroleum marketing industry depends upon the sale of refined petroleum products at margins in excess of fixed and variable expenses. The petroleum marketing industry is highly competitive and volatile. Petroleum products are commodities, the prices of which depend on numerous factors that affect supply and demand. The prices paid by our tenants and other petroleum marketers for products are affected by global, national and regional factors. A large, rapid increase in wholesale petroleum prices would adversely affect the profitability and cash flows of our tenants if the increased cost of petroleum products could not be passed on to their customers or if automobile consumption of gasoline was to decline significantly. We cannot be certain as to how these factors will affect petroleum product prices or supply in the future, or how in particular they will affect our tenants.

Because certain of our tenants are not rated and their financial information is not available to you, it may be difficult for our investors to determine their creditworthiness.

The majority of our properties are leased to tenants who are not rated by any nationally recognized statistical rating organizations. In addition, our tenants' financial information is not generally available to our investors. Additionally, many of our tenants are part of larger corporate organizations and we do not receive financial information for the other entities in those organizations. The financial distress of other affiliated companies or businesses in those organizations may negatively impact the ability or willingness of our tenant to perform its obligations under its lease with us. Because of the lack of financial information or credit ratings it is, therefore, difficult for our investors to assess the creditworthiness of our tenants and to determine the ability of our tenants to meet their obligations to us. It is possible that the assumptions and estimates we make after reviewing publicly and privately obtained information about our tenants are not accurate and that we may be required to increase reserves for bad debts, record allowances for deferred rent receivable or record additional expenses if our tenants are unable or unwilling to meet their obligations to us.

We incur significant operating costs and, from time to time, may have significant liability accruals as a result of environmental laws and regulations, which costs and accruals could significantly increase, and reduce our profitability or have a material adverse effect on our business, financial condition, results of operations, liquidity, ability to pay dividends or stock price.

We are subject to numerous federal, state and local laws and regulations, including matters relating to the protection of the environment. Under certain environmental laws, a current or previous owner or operator of real estate may be liable for contamination resulting from the presence or discharge of hazardous or toxic substances or petroleum products at, on, or under, such property, and may be required to investigate and clean-up such contamination. Such laws typically impose liability and clean-up responsibility first on the party responsible for the contamination, but can also impose liability and clean-up responsibility on the owner and the current operator without regard to whether the owner or operator knew of or caused the presence of the contaminants, or the timing or cause of the contamination. Liability under such environmental laws has been interpreted to be joint and several unless the harm is divisible and there is a reasonable basis for allocation of responsibility and the financial resources are available to perform the remediation. For example, liability may arise as a result of the historical use of a property or from the migration of contamination from adjacent or nearby properties. Any such contamination or liability may also reduce the value of the property. In addition, the owner or operator of a property may be subject to claims by third-parties based on injury, damage and/or costs, including investigation and clean-up costs, resulting from environmental contamination present at or emanating from a property. We cannot predict what environmental legislation or regulations may be enacted in the future, or how existing laws or regulations will be administered or interpreted with respect to products or activities to which they have not previously been applied. Additionally, compliance with more stringent laws or regulations, as well as more vigorous enforcement policies of the regulatory agencies or stricter interpretation of existing laws, which may develop in the future, could have an adverse effect on our financial position, or that of our tenants, and could require substantial additional expenditures for future remediation. Accordingly, compliance with environmental laws and regulations could have a material adverse effect on our business, financial condition, results of operations, liquidity, ability to pay dividends or stock price.

The majority of the properties owned or controlled by us are leased as convenience store and gasoline station properties, and therefore may contain, or may have contained, USTs for the storage of petroleum products and other hazardous or toxic substances, which creates a potential for the release of such products or substances. Some of our properties are subject to regulations regarding the retirement and decommissioning or removal of long-lived assets including buildings containing hazardous materials, USTs and other equipment. Some of the properties may be adjacent to or near properties that have contained or currently contain USTs used to store petroleum products or other hazardous or toxic substances. In addition, certain of the properties are on, adjacent to, or near properties upon which others have engaged or may in the future engage in activities that may release petroleum products or other hazardous or toxic substances. There may be other environmental problems associated with our properties of which we are unaware. These problems may make it more difficult for us to re-lease or sell our properties on favorable terms, or at all.

We enter into leases and various other agreements which contractually allocate responsibility between the parties for known and unknown environmental liabilities at or relating to the subject properties. Under applicable laws, we are contingently liable for these environmental obligations in the event that our tenant does not satisfy them, and we are required to accrue for environmental liabilities that we believe are allocable to others under our leases if we determine that it is probable that our tenant will not meet its environmental obligations. It is possible that our assumptions regarding the ultimate allocation method and share of responsibility that we used to allocate environmental liabilities may change, which may result in material adjustments to the amounts recorded for environmental litigation accruals and environmental remediation liabilities. We assess whether to accrue for environmental liabilities based upon relevant factors including our tenants' histories of paying for such obligations, our assessment of their financial capability, and their intent to pay for such obligations. However, there can be no assurance that our assessments are correct or that our tenants who have paid their obligations in the past will continue to do so. We may ultimately be responsible to pay for environmental liabilities as the property owner if our tenant fails to pay them. The ultimate resolution of these matters could cause a material adverse effect on our business, financial condition, results of operations, liquidity, ability to pay dividends or stock price.

For substantially all of our triple-net leases, our tenants are contractually responsible for compliance with environmental laws and regulations, removal of USTs at the end of their lease term (the cost of which in certain cases is partially borne by us) and remediation of any environmental contamination that arises during the term of their tenancy. Under the terms of our leases covering properties previously leased to Marketing (substantially all of which commenced in 2012), we agreed to be responsible for environmental contamination at the premises that was known at the time the lease commenced, and for environmental contamination which existed prior to commencement of the lease and is discovered (other than as a result of a voluntary site investigation) during the first 10 years of the lease term (or a shorter period for a minority of such leases). Substantially all of these 10-year (or, in certain cases, shorter) "look back" periods have now expired, therefore responsibility for all newly discovered contamination, even if it relates to periods prior to commencement of these leases, is contractually allocated to our tenant. Our tenants at properties previously leased to Marketing are in all cases contractually responsible for the cost of any remediation of contamination that results from their use and occupancy of our properties. Under substantially all of our other triple-net leases (i.e., leases covering properties not previously leased to Marketing), contractual responsibility for remediation of all environmental contamination discovered during the term of the lease (including known and unknown contamination that existed prior to commencement of the lease) is the responsibility of our tenant.

For additional information regarding pending environmental lawsuits and claims, and environmental remediation obligations and estimates, see "Item 3. Legal Proceedings", "Environmental Matters" in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and Notes 3 and 5 in "Item 8. Financial Statements and Supplementary Data" in this Form 10-K.

Environmental exposures are difficult to assess and estimate for numerous reasons, including the amount of data available upon initial assessment of contamination, alternative treatment methods that may be applied, location of the property which subjects it to differing local laws and regulations and their interpretations, changes in costs associated with environmental remediation services and equipment, the availability of state UST remediation funds and the possibility of existing legal claims giving rise to allocation of responsibilities to others, as well as the time it takes to remediate contamination and receive regulatory approval. In developing our liability for estimated environmental remediation obligations on a property by property basis, we consider, among other things, laws and regulations, assessments of contamination and surrounding geology, quality of information available, currently available technologies for treatment, alternative methods of remediation and prior experience. Environmental accruals are based on estimates derived upon facts known to us at this time, which are subject to significant change as circumstances change, and as environmental contingencies become more clearly defined and reasonably estimable.

We cannot predict if state UST fund programs will be administered and funded in the future in a manner that is consistent with past practices and if future environmental spending will continue to be eligible for reimbursement at historical recovery rates under these programs. As a result, our estimates in respect of recoveries from state UST remediation funds could change, which could adversely affect our accruals for environmental remediation liabilities.

Any changes to our estimates or our assumptions that form the basis of our estimates may result in our providing an accrual, or adjustments to the amounts recorded, for environmental remediation liabilities. Additional environmental liabilities could cause a material adverse effect on our business, financial condition, results of operations, liquidity, ability to pay dividends or stock price.

We are defending pending lawsuits and claims and are subject to material losses.

We are subject to various lawsuits and claims, including litigation related to environmental matters, such as those arising from leaking USTs, contamination of groundwater with methyl tertiary butyl ether (a fuel derived from methanol, commonly referred to as "MTBE") and releases of motor fuel into the environment, and toxic tort claims. The ultimate resolution of certain matters cannot be predicted because considerable uncertainty exists both in terms of the probability of loss and the estimate of such loss. Our ultimate liabilities resulting from the lawsuits and claims we face could cause a material adverse effect on our business, financial condition, results of operations, liquidity, ability to pay dividends or stock price. For additional information with respect to certain pending lawsuits and claims, see "Item 3. Legal Proceedings" and Note 3 in "Item 8. Financial Statements and Supplementary Data" in this Form 10-K.

We are subject to losses that may not be covered by insurance.

We and our tenants carry insurance against certain risks and in such amounts as we believe are customary for businesses of our kind. However, as the costs and availability of insurance change, we may decide not to be covered against certain losses (such as certain environmental liabilities, earthquakes, hurricanes, floods and civil disorder) where, in the judgment of management, the insurance is not warranted due to cost or availability of coverage or the remoteness of perceived risk. Furthermore, there are certain types of losses, such as losses resulting from wars, terrorism or certain acts of God, that generally are not insured because they are either uninsurable or not economically insurable. There is no assurance that the existing insurance coverages are or will be sufficient to cover actual losses incurred. The destruction of, or significant damage to, or significant liabilities arising out of conditions at, our properties due to an uninsured loss would result in an economic loss and could result in us losing both our investment in, and anticipated profits from, such properties. When a loss is insured, the coverage may be insufficient in amount or duration, or a lessee's customers may be lost, such that the lessee cannot resume its business after the loss at prior levels or at all, resulting in reduced rent or a default under its lease. Any such loss relating to a large number of properties could have a material adverse effect on our business, financial condition, results of operations, liquidity, ability to pay dividends or stock price.

A significant portion of our properties are concentrated in the Northeast and Mid-Atlantic regions of the United States, and adverse conditions in those regions, in particular, could negatively impact our operations.

A significant portion of the properties we own and lease are located in the Northeast and Mid-Atlantic regions of the United States and, as of December 31, 2022, 34.4% of our annual base rent is derived from four states (New York, Massachusetts, Maryland, and Connecticut). Because of the concentration of our properties in those regions, in the event of adverse economic conditions in those regions, we would likely experience higher risk of default on payment of rent to us than if our properties were more geographically diversified. Additionally, the rents on our properties may be subject to a greater risk of default than other properties in the event of adverse economic, political or business developments, natural disasters or severe weather that may affect the Northeast or Mid-Atlantic regions of the United States and the ability of our lessees to make rent payments. This lack of geographical diversification could have a material adverse effect on our business, financial condition, results of operations, liquidity, ability to pay dividends or stock price.

Property taxes on our properties may increase without notice.

Each of the properties we own or lease is subject to real property taxes. The leases for certain of the properties that we lease from third-parties obligate us to pay real property taxes with regard to those properties. The real property taxes on our properties and any other properties that we acquire or lease in the future may increase as property tax rates change and as those properties are assessed or reassessed by tax authorities. To the extent that our tenants are unable or unwilling to pay such increase in accordance with their leases, our net operating expenses may increase.

Our business operations may not generate sufficient cash for distributions or debt service.

There is no assurance that our business will generate sufficient cash flow from operations or that future borrowings will be available to us in an amount sufficient to enable us to pay dividends on our common stock, to pay our indebtedness or to fund our other liquidity needs. We may not be able to repay or refinance existing indebtedness on favorable terms, which could force us to dispose of properties on disadvantageous terms (which may also result in losses) or accept financing on unfavorable terms.

Adverse developments in general business, economic or political conditions could have a material adverse effect on us.

Adverse developments in general business and economic conditions, including through recession, downturn or otherwise, either in the economy generally or in those regions in which a large portion of our business is conducted, could have a material adverse effect on us and significantly increase certain of the risks we are subject to. Among other effects, adverse economic conditions could depress real estate values, impact our ability to re-lease or sell our properties and have an adverse effect on our tenants' level of sales and financial performance generally. As our revenues are substantially dependent on the economic success of our tenants, any factors that adversely impact our tenants could also have a material adverse effect on our business, financial condition and results of operations, liquidity, ability to pay dividends or stock price.

Terrorist attacks and other acts of violence or war may affect the market on which our common stock trades, the markets in which we operate, our operations and our results of operations.

Terrorist attacks or other acts of violence or war could negatively affect our business or the businesses of our tenants. These attacks may directly or indirectly impact the physical facilities, networks or the business or the financial condition of us or those of our tenants, vendors or financial institutions with which we have a relationship or conduct business. The consequences of armed conflicts are unpredictable, and we may not be able to foresee events that could have a material adverse effect on us. More generally, any of these events could cause consumer confidence and spending to decrease or result in increased volatility in the United States and worldwide financial markets and economy. Terrorist attacks also could be a factor resulting in, or which could exacerbate, an economic recession in the United States or abroad. Any of these occurrences could have a material adverse effect on our business, financial condition, results of operations, liquidity, ability to pay dividends or stock price.

We are exposed to counterparty risk and there can be no assurances that we will effectively manage or mitigate this risk.

We regularly interact with counterparties in various industries. The types of counterparties most common to our transactions and agreements include, but are not limited to, landlords, tenants, vendors and lenders. We also enter into agreements to acquire and sell properties which allocate responsibility for certain costs to the counterparty. Our most significant counterparties include, but are not limited to, the members of the bank syndicate related to our to our Second Restated Credit Agreement, the lenders that are the counterparties to our senior unsecured notes and our major tenants from whom we derive a significant amount of rental revenue. The default, insolvency or other inability or unwillingness of a significant counterparty to perform its obligations under an agreement, including, without limitation, as a result of the rejection of an agreement in bankruptcy proceedings, is likely to have a material adverse effect on us.

As of December 31, 2022, we leased:

- 150 properties in three separate unitary leases and two stand-alone leases to subsidiaries of Global which represented, in the aggregate, 16% of our total revenues for the years ended December 31, 2022 and 2021.

- 128 properties in four separate unitary leases to subsidiaries of Arko which represented, in the aggregate, 14% of our total revenues for the years ended December 31, 2022 and 2021.

- 78 properties in three separate unitary leases and one stand-alone lease to United Oil which, in the aggregate, represented 11% of our total revenues for the years ended December 31, 2022 and 2021.

We may also undertake additional transactions with these or other existing tenants, which would further concentrate our sources of rental revenues. Many of our tenants, including those noted above, are part of larger corporate organizations and the financial distress of one subsidiary or other affiliated companies or businesses in those organizations may negatively impact the ability or willingness of our tenant to perform its obligations under its lease with us. The failure of a major tenant or their default in their rental and other obligations to us is likely to have a material adverse effect on our business, financial condition, results of operations, liquidity, ability to pay dividends or stock price.

Inflation may adversely affect our financial condition and results of operations.

Although inflation has not materially impacted our results of operations in the recent past, increased inflation could have a more pronounced negative impact on any variable rate debt we incur in the future and on our results of operations. During times when inflation is greater than increases in rent, as provided for in our leases, rent increases may not keep up with the rate of inflation. Likewise, even though our triple-net leases reduce our exposure to rising property expenses due to inflation, substantial inflationary pressures and increased costs may have an adverse impact on our tenants if increases in their operating expenses exceed increases in revenue, which may adversely affect our tenants' ability to pay rent.

Also, during inflationary periods, interest rates have historically increased, which would have a direct effect on the interest expense of our borrowings. Our exposure to increases in interest rates in the short term is limited to our variable-rate borrowings, which consist of borrowings under our Revolving Facility. Additionally, inflationary pricing may have a negative effect on the real estate acquisitions and construction costs necessary to complete our development and redevelopment projects, including, but not limited to, costs of construction materials, labor, and services from third-party contractors and suppliers. Higher acquisition and construction costs could adversely impact our net investments in real estate and expected yields on our development and redevelopment projects, which may make otherwise lucrative investment opportunities less profitable to us. As a result, our financial condition, results of operations, and cash flows, as well as our ability to pay dividends, could be adversely affected over time.

Our assets may be subject to impairment charges.

We periodically evaluate our real estate investments and other assets for impairment indicators. The judgment regarding the existence of impairment indicators is based on Generally Accepted Accounting Principles ("GAAP"), and includes a variety of factors such as market conditions, the accumulation of asset retirement costs due to changes in estimates associated with our estimated environmental liabilities, the status of significant leases, the financial condition of major tenants, and other assumptions and factors that could affect the cash flow from or fair value of our properties. During the years ended December 31, 2022 and 2021, we incurred $3.5 million and $4.4 million, respectively, of impairment charges. We may be required to take similar impairment charges, which could affect the implementation of our current business strategy and have a material adverse effect on our financial condition and results of operations.

Our accounting policies and methods are fundamental to how we record and report our financial position and results of operations, and they require management to make estimates, judgments and assumptions about matters that are inherently uncertain.

Our accounting policies and methods are fundamental to how we record and report our financial position and results of operations. We have identified several accounting policies as being critical to the presentation of our financial position and results of operations because they require management to make particularly subjective or complex judgments about matters that are inherently uncertain and because of the likelihood that materially different amounts would be recorded under different conditions or using different assumptions. We cannot provide any assurance that we will not make subsequent significant adjustments to our consolidated financial statements. Estimates, judgments and assumptions underlying our consolidated financial statements include, but are not limited to, receivables and related reserves, deferred rent receivable, income under direct financing leases, asset retirement obligations (including environmental remediation obligations and future environmental liabilities for pre-existing unknown environmental contamination), real estate, depreciation and amortization, carrying value of our properties, impairment of long-lived assets, litigation, accrued liabilities, income taxes and allocation of the purchase price of properties acquired to the assets acquired and liabilities assumed. If our accounting policies, methods, judgments, assumptions, estimates and allocations prove to be incorrect, or if circumstances change, our business, financial condition, revenues, operating expense, results of operations, liquidity, ability to pay dividends or stock price may be materially adversely affected.

Amendments to the Accounting Standards Codification made by the Financial Accounting Standards Board (the "FASB") or changes in accounting standards issued by other standard-setting bodies may adversely affect our reported revenues, profitability or financial position.

Our consolidated financial statements are subject to the application of GAAP in accordance with the Accounting Standards Codification, which is periodically amended by the FASB. The application of GAAP is also subject to varying interpretations over time. Accordingly, we are required to adopt amendments to the Accounting Standards Codification or comply with revised interpretations that are issued from time-to-time by recognized authoritative bodies, including the FASB and the SEC. Those changes could adversely affect our reported revenues, profitability or financial position.

If we fail to maintain effective internal controls over financial reporting, we may not be able to accurately and timely report our financial results.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports, effectively prevent fraud and operate successfully as a public company. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results would be harmed. We are required to perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on, and our independent registered public accounting firm to attest to, the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act of 2002.

As a result of material weaknesses or significant deficiencies that may be identified in our internal control over financial reporting in the future, we may also identify certain deficiencies in some of our disclosure controls and procedures that we believe require remediation. If we or our independent registered public accounting firm discover any such weaknesses or deficiencies, we will make efforts to further improve our internal control over financial reporting controls. However, there is no assurance that we will be successful. Any failure to maintain effective controls or timely effect any necessary improvement of our internal control over financial reporting controls could harm operating results or cause us to fail to meet our reporting obligations, which could affect the listing of our common stock on the NYSE. Ineffective internal control over financial reporting and disclosure controls could also cause investors to lose confidence in our reported financial information, which would likely have a negative effect on the per share trading price of our common stock.

The loss of certain members of our management team or Board of Directors could adversely affect our business or the market price of our common stock.

Our future success and ability to implement our business and investment strategy depends, in part, on our ability to attract and retain key management personnel and directors, and on the continued contributions of such persons, each of whom may be difficult to replace. As a REIT, we employ only 32 employees and have a cost-effective management structure. We do not have any employment agreements with any of our executives. In the event of the loss of key management personnel or directors, or upon unexpected death, disability or retirement, we may not be able to find replacements with comparable skill, ability and industry expertise, which could have a material adverse effect on our business, financial condition, results of operations, liquidity, ability to pay dividends or stock price. Additionally, certain of our directors beneficially own more than 5% of the outstanding shares of our common stock. If any of these directors cease to be a director of the Company and they or their estate sell a significant portion of such holdings into the public market, it could adversely affect the market price of our common stock.

We rely on information technology in our operations, and any material failure, inadequacy, interruption or security failure of that technology could harm our business. Additionally, our failure to comply with applicable privacy, data security or protection or cyber security laws could adversely affect our business.

We rely on information technology networks and systems, including the Internet, to process, transmit and store electronic information and to manage or support a variety of our business processes, including financial transactions and maintenance of records, which may include personal identifying information of tenants and lease data. We rely on commercially available systems, software, tools and monitoring to provide security for processing, transmitting and storing confidential tenant information, such as individually identifiable information relating to financial accounts. Although we have taken steps to protect the security of the data maintained in our information systems, it is possible that our security measures will not be able to prevent the systems' improper functioning, or the improper disclosure of personally identifiable information such as in the event of cyber attacks. Security breaches, including physical or electronic break-ins, computer viruses, attacks by hackers and similar breaches, whether of our systems or those of our vendors or other third parties who hold or have access to our information, can create system disruptions, shutdowns or unauthorized disclosure of confidential information. Any failure by us, or our vendors or other third parties who hold or have access to our information to maintain proper function, security and availability of our information systems could interrupt our operations, damage our reputation, subject us to liability claims or regulatory penalties and could materially and adversely affect us.

Governments are continuing to focus on privacy, cybersecurity, data protection and data security and it is possible that new privacy or data security laws will be passed or existing laws will be amended in a way that is material to our business. Any significant change to applicable laws, regulations, or industry practices regarding our employees' and users' data could require us to modify our business, services and products features, possibly in a material manner, and may limit our ability to develop new products, services, and features. Although we have made efforts to design our policies, procedures, and systems to comply with the current requirements of applicable state, federal, and foreign laws, changes to applicable laws and regulations in this area could subject us to additional regulation and oversight, any of which could significantly increase our operating costs.

Our business, results of operations, and financial condition may be impacted by the continued presence of COVID-19 and such impact could be materially adverse.

The global spread of COVID-19 created significant volatility, uncertainty, and economic disruption. The extent to which the continued presence of COVID-19 impacts our business, operations and financial results is uncertain, and will depend on numerous evolving factors that we may not be able to accurately predict, including governmental, business, and individual actions taken in response to COVID-19 and the impact of those actions on global economic activity; the actions taken in response to economic disruption; the reduced economic activity, if not closures from time to time of our tenants' facilities, may impact our tenants' businesses, financial condition and liquidity, and may cause one or more of our tenants to be unable to meet their obligations to us in full, or at all, or to otherwise seek modifications of such obligations; general decline in business activity and demand for real estate transactions could adversely affect our ability or desire to grow our portfolio of properties; the financial impact of COVID-19 could negatively impact our future compliance with financial covenants of our Second Restated Credit Agreement and our senior unsecured notes and result in a default and potentially an acceleration of indebtedness, which non-compliance could negatively impact our ability to make additional borrowings under our Revolving Facility and pay dividends; and a deterioration in our or our tenants' ability to operate in affected areas or delays in the supply of products or services to us or our tenants from vendors that are needed for our or our tenants' efficient operations could adversely affect our operations and those of our tenants.

The fluidity of this situation precludes any prediction as to the full adverse impact of COVID-19 . Nevertheless, the COVID-19 continues to present uncertainty and risk with respect to our performance, financial condition, results of operations, cash flows and performance. Moreover, many risk factors set forth in our Annual Report on Form 10-K for the year ended December 31, 2022, should be interpreted as heightened risks as a result of the impact of COVID-19.

Risks Related to Financing Our Business

We are dependent on external sources of capital which may not be available on favorable terms, or at all.

We are dependent on external sources of capital to maintain our status as a REIT and must distribute to our stockholders each year at least 90% of our net taxable income, excluding any net capital gain. Because of these distribution requirements, it is not likely that we will be able to fund all future capital needs, including acquisitions, from income from operations. Therefore, we will have to continue to rely on third-party sources of capital, which may or may not be available on favorable terms, or at all. We may need to access the capital markets in order to execute future significant acquisitions. There can be no assurance that sources of capital will be available to us on favorable terms, or at all.

Our principal sources of liquidity are the cash flows from our operations, funds available under our Second Restated Credit Agreement, proceeds from the sale of shares of our common stock through offerings, from time to time, under our ATM Program, pursuant to which we may also sell shares of common stock under forward sale agreements, and available cash and cash equivalents. In 2021, pursuant to the Second Restated Credit Agreement, we (i) extended the maturity date of the Revolving Facility from March 2022 to October 2025, (ii) reduced the interest rate for borrowings under the Revolving Facility and (iii) amended certain financial covenants and other provisions. The Second Restated Credit Agreement provides for the Revolving Facility in an aggregate principal amount of

$300.0 million and includes an accordion feature to increase the revolving commitments or add one or more tranches of term loans up to an additional aggregate amount not to exceed $300.0 million, subject to certain conditions, including one or more new or existing lenders agreeing to provide commitments for such increased amount and that no default or event of default shall have occurred and be continuing under the terms of the Revolving Facility. As of December 31, 2022, we have also issued $625.0 million of senior unsecured notes. For additional information, see "Credit Agreement" and "Senior Unsecured Notes" in Note 4 in "Item 8. Financial Statements and Supplementary Data" in this Form 10-K.

The Second Restated Credit Agreement and our senior unsecured notes contain customary financial covenants such as leverage, coverage ratios and minimum tangible net worth, as well as limitations on restricted payments, which may limit our ability to incur additional debt or pay dividends. The Second Restated Credit Agreement and our senior unsecured notes also contain customary events of default, including cross defaults to each other, change of control and failure to maintain REIT status (provided that the senior unsecured notes require a mandatory offer to prepay the notes upon a change in control in lieu of a change of control event of default). Our ability to meet the terms of the agreements is dependent upon our continued ability to meet certain criteria, as further described in Note 4 in "Item 8. Financial Statements and Supplementary Data" in this Form 10-K, the performance of our tenants and the other risks described in this section. If we are not in compliance with one or more of our covenants, which could result in an event of default under our Second Restated Credit Agreement or our senior unsecured notes, there can be no assurance that our lenders would waive such non-compliance. This could have a material adverse effect on our business, financial condition, results of operation, liquidity, ability to pay dividends or stock price.

Under our ATM Program, we may issue and sell shares of our common stock with an aggregate sales price of up to $250.0 million through a consortium of banks acting as agents. Sales of shares of our common stock under our ATM Program may be made from time to time in at-the-market offerings as defined in Rule 415 of the Securities Act of 1933, including by means of ordinary brokers' transactions on the New York Stock Exchange or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or as otherwise agreed to with the applicable agent. Sales of shares of our common stock under our ATM Program, if any, will depend on a variety of factors to be determined by us from time to time, including among others, market conditions and the trading price of our common stock. Our agents are not required to sell any specific number or dollar amount of our common stock, but each agent will use its commercially reasonable efforts consistent with its normal trading and sales practices and applicable law and regulation to sell shares designated by us in accordance with the terms of the distribution agreement with our agents. The net proceeds we receive will be the gross proceeds received from such sales less the commissions and any other costs we may incur in issuing the shares of our common stock. In connection with the expansion of the ATM Program in 2021, we may also sell shares of common stock under forward sale agreements. The use of a forward sale agreement allows us to lock in a price on the sale of shares of common stock at the time the agreement is executed, but defer receiving the proceeds from the sale until a later date.

We may use a portion of the net proceeds from any of such sales to reduce our outstanding indebtedness, including borrowings under our Revolving Facility. The Revolving Credit Facility includes lenders who are affiliates of our agents and may be affiliates of our forward sellers and/or forward purchasers. As a result, a portion of the net proceeds from any sale of shares of our common stock under our ATM Program that is used to repay amounts outstanding under our Revolving Credit Facility will be received by these affiliates. Because an affiliate may receive a portion of the net proceeds from any of these sales, each of our agents may have an interest in these sales beyond the sales commission it will receive. This could result in a conflict of interest and cause such agents to act in a manner that is not in the best interests of us or our investors in connection with any sale of shares of our common stock under our ATM Program.

Our access to third-party sources of capital depends upon a number of factors including general market conditions, the market's perception of our growth potential, financial stability, our current and potential future earnings and cash distributions, covenants and limitations imposed under our Second Restated Credit Agreement and our senior unsecured notes, and the market price of our common stock.

We are exposed to interest rate risk and there can be no assurances that we will manage or mitigate this risk effectively.

We are exposed to interest rate risk, primarily as a result of our Second Restated Credit Agreement. Borrowings under our Second Restated Credit Agreement bear interest at a floating rate. Accordingly, an increase in interest rates will increase the amount of interest we must pay under our Second Restated Credit Agreement. Our interest rate risk may materially change in the future if we increase our borrowings under the Second Restated Credit Agreement or amend our Second Restated Credit Agreement or our senior unsecured notes, seek other sources of debt or equity capital or refinance our outstanding indebtedness. A significant increase in interest rates could also make it more difficult to find alternative financing on desirable terms. For additional information with respect to interest rate risk, see "Item 7A. Quantitative and Qualitative Disclosures About Market Risk" in this Form 10-K.

We may be adversely affected by the transition from LIBOR.

On July 27, 2017, the United Kingdom's Financial Conduct Authority ("FCA"), which regulates LIBOR, announced that it intends to stop compelling banks to submit rates for the calculation of LIBOR after the end of 2021. The U.S. Federal Reserve Board and the Federal Reserve Bank of New York convened the Alternative Reference Rates Committee ("ARRC"), a steering committee comprised of large U.S. financial institutions, to identify an alternative reference rate. ARRC identified the Secured Overnight Financing Rate ("SOFR"), calculated by reference to short-term repurchase agreements backed by U.S. Treasury securities, as the recommended alternative reference rate for USD-LIBOR in derivative and other financial contracts and proposed a paced transition plan to transition USD-LIBOR to SOFR. The first publication of SOFR was released by the Federal Reserve Bank of New York in April 2018. In November 2020, the ICE Benchmark Administration Limited (the administrator of LIBOR) announced that it would consult on its intention to cease the publication of the one-week and two-month USD-LIBOR tenors only on December 31, 2021 and all other USD-LIBOR tenors on June 30, 2023. On March 5, 2021, the IBA issued a statement, based on such consultation, announcing that the IBA shall cease publication of the respective USD-LIBOR tenors immediately after the foregoing dates and the FCA issued a statement that it has no intention to use its proposed powers to compel the IBA to publish any of the foregoing USD-LIBOR tenors and that such USD-LIBOR tenors shall no longer be representative after such dates. The Revolving Facility includes customary LIBOR transition language that addresses the succession of LIBOR at a future date.

On December 22, 2022, we entered into an amendment to the Second Amended and Restated Credit Agreement to transition the applicable interest rates and default rate thereunder from LIBOR-based rates to SOFR-based rates. Accordingly, as of December 31, 2022, we had no borrowings based on LIBOR. The consequences of these developments with respect to LIBOR cannot be entirely predicted and span multiple future periods but could result in an increase in the cost of our variable rate debt, which may be detrimental to our financial position or operating results.

Risks Related to Our Investment Strategy

We may not be able to successfully implement our investment strategy.

We may not be able to successfully implement our investment strategy. We cannot assure that our portfolio of properties will expand at all, or if it will expand at any specified rate or to any specified size. As part of our overall growth strategy, we regularly review acquisition, financing and redevelopment opportunities, and we expect to continue to pursue investments that we believe will benefit our financial performance. We cannot assure that investment opportunities which meet our investment criteria will be available. Pursuing our investment opportunities may result in additional debt or new equity issuances, that may initially be dilutive to our net income, and such investments may not perform as we expect or produce the returns that we anticipate (including, without limitation, as a result of tenant bankruptcies, tenant concessions, our inability to collect rents and higher than anticipated operating expenses). Further, we may not be able to successfully integrate investments into our existing portfolio without operating disruptions or unanticipated costs. To the extent that our current sources of liquidity are not sufficient to fund such investments, we will require other sources of capital, which may or may not be available on favorable terms or at all. Additionally, to the extent that we increase the size of our portfolio, we may not be able to adapt our management, administrative, accounting and operational systems, or hire and retain sufficient operational staff to integrate investments into our portfolio or manage any future investments without operating disruptions or unanticipated costs. Moreover, our continued growth will require increased investment in management personnel, professional fees, other personnel, financial and management systems and controls and facilities, which will result in additional operating expenses. Under the circumstances described above, our results of operations, financial condition and growth prospects may be materially adversely affected.

We expect to acquire new properties and this may create risks.

We may acquire properties when we believe that an acquisition matches our business and investment strategies. These properties may have characteristics or deficiencies currently unknown to us that affect their value or revenue potential. It is possible that the operating performance of these properties may decline after we acquire them, or that they may not perform as expected. Further, if financed by additional debt or new equity issuances, our acquisition of properties may result in stockholder dilution. Our acquisition of properties will expose us to the liabilities of those properties, some of which we may not be aware of at the time of such acquisitions. We face competition in pursuing these acquisitions and we may not succeed in leasing acquired properties at rents sufficient to cover the costs of their acquisition and operations.

Newly acquired properties may require significant management attention that would otherwise be devoted to our ongoing business. We may not succeed in consummating desired acquisitions. Consequences arising from or in connection with any of the foregoing could have a material adverse effect on our business, financial condition, results of operations, liquidity, ability to pay dividends or stock price.

We are pursuing redevelopment opportunities and this creates risks to our Company.

We have commenced a program to redevelop certain of our properties, and to recapture select properties from our net lease portfolio in order to redevelop such properties, for either a new convenience and gasoline use or for alternative single tenant net lease retail uses. The success at each stage of our redevelopment program is dependent on numerous factors and risks, including our ability to identify and extract qualified sites from our portfolio and successfully prepare and market them for alternative uses, and project development issues, including those relating to planning, zoning, licensing, permitting, third party and governmental authorizations, changes in local market conditions, increases in construction costs, the availability and cost of financing, and issues arising from possible discovery of new environmental contamination and the need to conduct environmental remediation. Occupancy rates and rents at any particular redeveloped property may fail to meet our original expectations for reasons beyond our control, including changes in market and economic conditions and the development by competitors of competing properties. We could experience increased and unexpected costs or significant delays or abandonment of some or all of these redevelopment opportunities. For any of the above-described reasons, and others, we may determine to abandon opportunities that we have already begun to explore or with respect to which we have commenced redevelopment efforts and, as a result, we may fail to recover expenses already incurred. We cannot assure you that we will be able to successfully redevelop and lease any of our identified opportunities or that our overall redevelopment program will be successful. Consequences arising from or in connection with any of the foregoing could have a material adverse effect on our business, financial condition, results of operations, liquidity, ability to pay dividends or stock price.

Risks Related to Our Status as a REIT

Failure to qualify as a REIT under the federal income tax laws would have adverse consequences to our stockholders. Uncertain tax matters may have a significant impact on the results of operations for any single fiscal year or interim period or may cause us to fail to qualify as a REIT.

We elected to be treated as a REIT under the federal income tax laws beginning January 1, 2001. To qualify for taxation as a REIT, we must, among other requirements such as those related to the composition of our assets and gross income, distribute annually to our stockholders at least 90% of our taxable income, including taxable income that is accrued by us without a corresponding receipt of cash. Accordingly, we generally will not be subject to federal income tax on qualifying REIT income, provided that distributions to our stockholders equal at least the amount of our taxable income as defined under the Internal Revenue Code. But, we may have to borrow money or sell assets to satisfy such distribution requirements even if the then prevailing market conditions are not favorable for these borrowings. Many of the REIT requirements are highly technical and complex. If we were to fail to meet the requirements, we may be subject to federal income tax, excise taxes, penalties and interest or we may have to pay a deficiency dividend. We may have to borrow money or sell assets to pay such a deficiency dividend.

We cannot guarantee that we will continue to qualify in the future as a REIT. We cannot give any assurance that new legislation, regulations, administrative interpretations or court decisions will not significantly change the requirements relating to our qualification. If we fail to qualify as a REIT, we would not be allowed a deduction for distributions to stockholders in computing our taxable income and will again be subject to federal income tax at regular corporate rates, we could be subject to the federal alternative minimum tax for taxable years beginning before 2019, we could be required to pay significant income taxes and we would have less money available for our operations and distributions to stockholders. This would likely have a significant adverse effect on the value of our securities. We could also be precluded from treatment as a REIT for four taxable years following the year in which we lost the qualification, and all distributions to stockholders would be taxable as regular corporate dividends to the extent of our current and accumulated earnings and profits. Loss of our REIT status could have a material adverse effect on our business, financial condition, results of operations, liquidity, ability to pay dividends or stock price.

The U.S. federal income tax treatment of the cash that we might receive from cash settlement of a forward sale agreement under our ATM Program is unclear and could jeopardize our ability to meet the REIT qualification requirements.

In the event that we elect to settle any forward sale agreement for cash and the settlement price is below the applicable forward sale price, we would be entitled to receive a cash payment from the relevant Forward Purchaser. Under Section 1032 of the Code, generally, no gains and losses are recognized by a corporation in dealing in its own shares, including pursuant to a "securities futures contract," as defined in the Code by reference to the Exchange Act. Although we believe that any amount received by us in exchange for our stock would qualify for the exemption under Section 1032 of the Code, because it is not entirely clear whether a forward sale agreement qualifies as a "securities futures contract," the U.S. federal income tax treatment of any cash settlement payment we receive is uncertain. In the event that we recognize a significant gain from the cash settlement of a forward sale agreement, we might not be able to satisfy the gross income requirements applicable to REITs under the Code. In that case, we may be able to rely upon the relief provisions under the Code in order to avoid the loss of our REIT status. Even if the relief provisions apply, we will be subject to a 100% tax on the greater of (i) the excess of 75% of our gross income (excluding gross income from prohibited transactions) over the amount of such income attributable to sources that qualify under the 75% test or (ii) the excess of 95% of our gross income (excluding gross income from prohibited transactions) over the amount of such gross income attributable to sources that qualify under the 95% test, multiplied in either case by a fraction intended to reflect our profitability. In the event that these relief provisions were not available, we could lose our REIT status under the Code.

There is a risk of changes in the tax law applicable to real estate investment trusts.

Because the IRS, the United States Treasury Department and Congress frequently review federal income tax legislation, we cannot predict whether, when or to what extent new federal tax laws, regulations, interpretations or rulings will be adopted. Any of such legislative actions may prospectively or retroactively modify our tax treatment and, therefore, may adversely affect taxation of us and/or our investors.

The Tax Cuts and Jobs Act of 2017, or the TCJA, as amended by the Coronavirus Aid, Relief, and Economic Security Act, or the CARES Act, has significantly changed the U.S. federal income taxation of U.S. businesses and their owners, including REITs and their shareholders. Changes made by the TCJA and the CARES Act that could affect us and our shareholders include:

- temporarily reducing individual U.S. federal income tax rates on ordinary income; the highest individual U.S. federal income tax rate has been reduced from 39.6% to 37% for taxable years beginning after December 31, 2017 and before January 1, 2026;

- permanently eliminating the progressive corporate tax rate structure, with a maximum corporate tax rate of 35%, and replacing it with a flat corporate tax rate of 21%;

- permitting a deduction for certain pass-through business income, including dividends received by our shareholders from us that are not designated by us as capital gain dividends or qualified dividend income, which will generally allow individuals, trusts, and estates to deduct up to 20% of such amounts for taxable years beginning after December 31, 2017 and before January 1, 2026;

- reducing the highest rate of withholding with respect to our distributions to non-U.S. stockholders that are treated as attributable to gains from the sale or exchange of U.S. real property interests from 35% to 21%;

- limiting our deduction for net operating losses to 80% of REIT taxable income (prior to the application of the dividends paid deduction) for taxable years beginning after December 31, 2020;

- generally limiting the deduction for net business interest expense in excess of a specified percentage (50% for taxable years beginning in 2019 and 2020 and 30% for subsequent taxable years) of a business's adjusted taxable income except for taxpayers that engage in certain real estate businesses and elect out of this rule (provided that such electing taxpayers must use an alternative depreciation system for certain property); and

- eliminating the corporate alternative minimum tax.

You are urged to consult with your tax advisor with respect to the status of legislative, regulatory, judicial or administrative developments and proposals and their potential effect on an investment in our securities.

U.S. federal tax reform legislation could affect REITs generally, our tenants, the markets in which we operate, the price of our common stock and our results of operations, in ways, both positively and negatively, that are difficult to predict.

Certain federal tax legislation more specifically described above (the "2017 Legislation") included significant changes to corporate and individual tax rates and the calculation of taxes. As a REIT, we are generally not required to pay federal taxes otherwise applicable to regular corporations if we distribute all of our income and comply with the various tax rules governing REITs. Stockholders, however, are generally required to pay taxes on REIT dividends. The 2017 Legislation changed the way in which dividends paid on our stock are taxed by the holder of that stock and could impact the price of our common stock or how stockholders and potential investors view an investment in REITs. In addition, while certain elements of the 2017 Legislation do not impact us directly as a REIT, they could impact our tenants and the markets in which we operate in ways, both positive and negative, that are difficult to predict.

Prospective stockholders are urged to consult with their tax advisors with respect to the 2017 Legislation and any other regulatory or administrative developments and proposals and the potential effects thereof on an investment in our common stock.

In order to preserve our REIT status, our charter limits the number of shares a person may own, which may discourage a takeover that could result in a premium price for our common stock or otherwise benefit our stockholders.

Our charter, with certain exceptions, authorizes our Board of Directors to take such actions as are necessary and desirable to preserve our qualification as a REIT for federal income tax purposes. Unless exempted by our Board of Directors, no person may (i) own, or be deemed to own by virtue of certain constructive ownership provisions of the Internal Revenue Code, in excess of 5.0% (in value or in number of shares, whichever is more restrictive) of the aggregate of the outstanding shares of our common stock or (ii) own, or be deemed to own by virtue of certain other constructive ownership provisions of the Internal Revenue Code, in excess of 9.9% (by value or number of shares, whichever is more restrictive) of the outstanding shares of our common stock, which may discourage large investors from purchasing our stock. This restriction may have the effect of delaying, deferring or preventing a change in control, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might provide a premium price for our common stock or otherwise be in the best interest of our stockholders.

Risks Related to Ownership of Our Securities

Changes in market conditions could adversely affect the market price of our publicly traded common stock.

As with other publicly traded securities, the market price of our publicly traded common stock depends on various market conditions, which may change from time-to-time. Among the market conditions that may affect the market price of our publicly traded common stock are the following: our financial condition and performance and that of our significant tenants; the market's perception of our growth potential and potential future earnings; the reputation of REITs generally and the reputation of REITs with portfolios similar to us; the attractiveness of the securities of REITs in comparison to securities issued by other entities (including securities issued by other real estate companies); an increase in market interest rates, which may lead prospective investors to demand a higher distribution rate in relation to the price paid for publicly traded securities; the extent of institutional investor interest in us; and general economic and financial market conditions.

We may change our dividend policy and the dividends we pay may be subject to significant volatility.

The decision to declare and pay dividends on our common stock in the future, as well as the timing, amount and composition of any such future dividends, will be at the sole discretion of our Board of Directors and will depend upon such factors as the Board of Directors deems relevant and the dividend paid may vary from expected amounts. Any change in our dividend policy could adversely affect our business and the market price of our common stock. In addition, each of the Second Restated Credit Agreement and senior unsecured notes prohibit the payments of dividends during certain events of default. No assurance can be given that our financial performance in the future will permit our payment of any dividends or that the amount of dividends we pay, if any, will not fluctuate significantly. Under the Maryland General Corporation Law ("MGCL"), our ability to pay dividends would be restricted if, after payment of the dividend, (i) we would not be able to pay indebtedness as it becomes due in the usual course of business or (ii) our total assets would be less than the sum of our liabilities plus the amount that would be needed, if we were to be dissolved, to satisfy the rights of any stockholders with liquidation preferences. There currently are no stockholders with liquidation preferences.

No assurance can be given that our financial performance in the future will permit our payment of any dividends. Each of the Second Restated Credit Agreement our senior unsecured notes contain customary financial covenants such as availability, leverage and coverage ratios and minimum tangible net worth, as well as limitations on restricted payments, which may limit our ability to incur additional debt or pay dividends. As a result of the factors described above, we may experience material fluctuations in future operating results on a quarterly or annual basis, which could materially and adversely affect our business, stock price and ability to pay dividends.

Future issuances of equity securities could dilute the interest of holders of our equity securities.

Our future growth depends upon our ability to raise additional capital. If we were to raise additional capital through the issuance of equity securities, such issuance, the receipt of the net proceeds thereof and the use of such proceeds may have a dilutive effect on our expected earnings per share, funds from operations per share and adjusted funds from operations per share. The actual amount of such dilution cannot be determined at this time and will be based on numerous factors. Additionally, we are not restricted from issuing additional shares of our common stock or preferred stock, including any securities that are convertible into or exchangeable for, or that represent the right to receive, common stock or preferred stock or any substantially similar securities in the future. The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market after an offering or the perception that such sales could occur.

Provisions contained in a forward sale agreement under our ATM Program could result in substantial dilution to our earnings per share and return on equity or result in substantial cash payment obligations.

If we enter into one or more forward sale agreements in connection with the ATM Program, the relevant Forward Purchaser (as defined in such forward sale agreement) will have the right to accelerate its forward sale agreement (with respect to all or any portion of the transaction under such forward sale agreement that the Forward Purchaser determines is affected by an event described below) and require us to physically settle on a date specified by such Forward Purchaser if:

- in such Forward Purchaser's good faith, commercially reasonable judgment, it or its affiliate (x) is unable to hedge its exposure under such forward sale agreement because an insufficient number of shares of our common stock have been made available for borrowing by securities lenders or (y) would incur a stock loan cost in excess of a specified threshold to hedge its exposure under such forward sale agreement;

- we declare any dividend, issue or distribution on shares of our common stock (a) payable in cash in excess of specified amounts (unless it is an extraordinary dividend), (b) payable in securities of another company that we acquire or own (directly or indirectly) as a result of a spin-off or similar transaction, or (c) payable in any other type of securities (other than shares of our common stock), rights, warrants or other assets for payment at less than the prevailing market price;

- certain ownership thresholds applicable to such Forward Purchaser and its affiliates are exceeded;

- an event is announced that if consummated would result in a specified extraordinary event (including certain mergers or tender offers, as well as certain events involving our nationalization, or insolvency, or a delisting of shares of our common stock) or the occurrence of a change in law under such forward sale agreement; or

- certain other events of default or termination events occur, including, among others, any material misrepresentation made in connection with such forward sale agreement (each as more fully described in each forward sale agreement).

A Forward Purchaser's decision to exercise its right to accelerate the physical settlement of any forward sale agreement and require us to physically settle on a date specified by such Forward Purchaser will be made irrespective of our interests, including our need for capital. In such cases, we could be required to issue and deliver shares of shares of our common stock under the physical settlement provisions of the applicable forward sale agreement, irrespective of our capital needs, which would result in dilution to our earnings per share and return on equity.

We expect that settlement of any forward sale agreement will generally occur no later than the date specified in the particular forward sale agreement, which will be no earlier than three months or later than two years following the trade date of that forward sale agreement. However, any forward sale agreement may be settled earlier than that specified date in whole or in part at our option. Subject to certain conditions, we have the right to elect physical, cash or net share settlement under each forward sale agreement. We intend to physically settle each forward sale agreement by delivery of shares of our common stock. However, we may elect to cash settle or net share settle such forward sale agreement. Delivery of shares of our common stock upon physical settlement (or, if we elect net share settlement of a particular forward sale agreement, upon such settlement to the extent we are obligated to deliver shares of our common stock) will result in dilution to our earnings per share and return on equity. If we elect cash settlement or net share settlement with respect to all or a portion of the shares of common stock underlying a particular forward sale agreement, we expect the applicable Forward Purchaser (or an affiliate thereof) to purchase a number of shares of our common stock in secondary market transactions over an unwind period to:

- return shares of our common stock to securities lenders in order to unwind such Forward Purchaser's hedge (after taking into consideration any shares of our common stock to be delivered by us to such Forward Purchaser, in the case of net share settlement); and

- if applicable, in the case of net share settlement, deliver shares of our common stock to us to the extent required in settlement of such forward sale agreement.

The purchase of shares of our common stock in connection with a Forward Purchaser or its affiliate unwinding such Forward Purchaser's hedge positions could cause the price of shares of our common stock to increase over such time (or prevent a decrease over such time), thereby increasing the amount of cash we would owe to such Forward Purchaser (or decreasing the amount of cash that such Forward Purchaser would owe to us) upon a cash settlement of the relevant forward sale agreement or increasing the number of shares of our common stock we would deliver to such Forward Purchaser (or decreasing the number of shares of our common stock that such Forward Purchaser would deliver to us) upon net share settlement of the relevant forward sale agreement.

The forward sale price that we expect to receive upon physical settlement of a particular forward sale agreement will be subject to adjustment on a daily basis based on a floating interest rate factor equal to the overnight bank rate less a spread and will be decreased based on amounts related to expected dividends on shares of our common stock during the term of the applicable forward sale agreement. If the overnight bank rate is less than the spread for a particular forward sale agreement on any day, the interest factor will result in a daily reduction of the applicable forward sale price. If the volume-weighted average price at which a particular Forward Purchaser (or its affiliate) is able to purchase (or is deemed able to purchase) shares during the applicable unwind period under a particular forward sale agreement is above the relevant forward sale price, in the case of cash settlement, we would pay the relevant Forward Purchaser under such forward sale agreement an amount in cash equal to the difference or, in the case of net share settlement, we would deliver to such Forward Purchaser a number of shares of our common stock having a value equal to the difference. Thus, we could be responsible for a potentially substantial cash payment in the case of cash settlement. If the volume-weighted average price at which a particular Forward Purchaser (or its affiliate) is able to purchase (or is deemed able to purchase) shares during the applicable unwind period under that particular forward sale agreement is below the relevant forward sale price, in the case of cash settlement, we would be paid the difference in cash by the relevant Forward Purchaser under that particular forward sale agreement or, in the case of net share settlement, we would receive from such Forward Purchaser a number of shares of our common stock having a value equal to the difference.

In case of our bankruptcy or insolvency, any forward sale agreement under our ATM Program that is in effect will automatically terminate, and we would not receive the expected proceeds from any forward sales of shares of our common stock.

If we or a regulatory authority with jurisdiction over us institutes, or we consent to, a proceeding seeking a judgment in bankruptcy or insolvency or any other relief under any bankruptcy or insolvency law or other similar law affecting creditors' rights, or we or a regulatory authority with jurisdiction over us presents a petition for our winding-up or liquidation, or we consent to such a petition, any forward sale agreement that is then in effect will automatically terminate. If any such forward sale agreement so terminates under these circumstances, we would not be obligated to deliver to the relevant Forward Purchaser any shares of common stock not previously delivered, and the relevant Forward Purchaser would be discharged from its obligation to pay the applicable forward sale price per share in respect of any shares of common stock not previously settled under the applicable forward sale agreement. Therefore, to the extent that there are any shares of common stock with respect to which any forward sale agreement has not been settled at the time of the commencement of any such bankruptcy or insolvency proceedings, we would not receive the relevant forward sale price per share in respect of those shares of common stock.

Maryland law may discourage a third-party from acquiring us.

We are subject to the provisions of the Maryland Business Combination Act (the "Business Combination Act") which prohibits transactions between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder for five years after the most recent date on which the interested stockholder becomes an interested stockholder. Generally, pursuant to the Business Combination Act, an "interested stockholder" is a person who, together with affiliates and associates, beneficially owns, directly or indirectly, 10% or more of a Maryland corporation's voting stock. These provisions could have the effect of delaying, preventing or deterring a change in control of our Company or reducing the price that certain investors might be willing to pay in the future for shares of our capital stock. Additionally, the Maryland Control Share Acquisition Act may deny voting rights to shares involved in an acquisition of one-tenth or more of the voting stock of a Maryland corporation. In our charter and bylaws, we have elected not to have the Maryland Control Share Acquisition Act apply to any acquisition by any person of shares of stock of our Company. However, in the case of the control share acquisition statute, our Board of Directors may opt to make this statute applicable to us at any time by amending our bylaws, and may do so on a retroactive basis. Finally, the "unsolicited takeovers" provisions of the MGCL permit our Board of Directors, without stockholder approval and regardless of what is currently provided in our charter or bylaws, to implement certain provisions that may have the effect of inhibiting a third-party from making an acquisition proposal for our Company or of delaying, deferring or preventing a change in control of our Company under circumstances that otherwise could provide the holders of our common stock with the opportunity to realize a premium over the then current market price or that stockholders may otherwise believe is in their best interests; however, on February 23, 2022, our Board of Directors adopted a resolution prohibiting us from electing to be subject to the classified board provisions of Section 3-803 of the MGCL, unless such election is first approved by the stockholders of the Corporation by the affirmative vote of at least a majority of the votes cast on the matter by stockholders entitled to vote generally in the election of directors.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Substantially all of our properties are leased on a triple-net basis to convenience store operators, petroleum distributors, car wash operators and other automotive-related and retail tenants. Our tenants are responsible for the operations conducted at our properties, including the payment of all taxes, maintenance, repair, insurance and other operating expenses. We manage and evaluate our operations as a single segment.

We independently obtain and maintain a program of insurance which we believe adequately covers our owned and leased properties for casualty and liability risks. Our insurance program is underwritten in view of primary insurance coverages which we require to be provided by most of our tenants for properties they lease from us, including in respect to casualty, liability, pollution legal liability, fire and extended coverage risks.

The following table summarizes the geographic distribution of our properties as of December 31, 2022. In addition, we lease approximately 11,100 square feet of office space at 292 Madison Avenue, New York, New York for our corporate headquarters, which we believe will remain suitable and adequate for such purposes for the immediate future.

	Owned by Getty Realty	Leased by Getty Realty	Total Properties by State	Percent of Total Properties
New York	179	24	203	19.5%
Massachusetts	99	5	104	10.0
Texas	78	—	78	7.5
Connecticut	68	6	74	7.1
South Carolina	49	—	49	4.7
Virginia	48	1	49	4.7
New Jersey	43	4	47	4.5
New Hampshire	45	—	45	4.3
Maryland	40	2	42	4.0
Michigan	41	—	41	3.9
North Carolina	36	—	36	3.5
California	34	—	34	3.3
Washington State	31	—	31	3.0
Arizona	23	—	23	2.2
Colorado	23	—	23	2.2
Ohio	23	—	23	2.2
Pennsylvania	21	—	21	2.0
Nevada	14	—	14	1.3
Oregon	13	—	13	1.3
Arkansas	11	—	11	1.1
Hawaii	10	—	10	1.0
Kansas	8	—	8	0.8
Missouri	8	—	8	0.8
Maine	7	—	7	0.7
Kentucky	6	—	6	0.6
Georgia	5	—	5	0.5
New Mexico	5	—	5	0.5
Florida	4	—	4	0.4
Illinois	4	—	4	0.4
Louisiana	4	—	4	0.4
Oklahoma	4	—	4	0.4
Alabama	2	—	2	0.2
Indiana	2	—	2	0.2
Mississippi	2	—	2	0.2
Rhode Island	2	—	2	0.2
Washington, D.C.	2	—	2	0.2
Minnesota	1	—	1	0.1
North Dakota	1	—	1	0.1
Vermont	1	—	1	0.1
Total	997	42	1,039	100.0%

The properties that we lease from third parties have a remaining lease term, including renewal and extension option terms, averaging approximately 8.0 years. The following table sets forth information regarding lease expirations, including renewal and extension option terms, for properties that we lease from third parties:

	Number of Leases Expiring	Percent of Total Leased Properties	Percent of Total Properties
2023	3	7.2%	0.3%
2024	4	9.5	0.4
2025	2	4.8	0.2
2026	5	11.9	0.5
2027	4	9.5	0.4
Subtotal	18	42.9	1.8
Thereafter	24	57.1	2.3
Total	42	100.0%	4.1%

For the year ended December 31, 2022, revenues from rental properties, which includes base rental income, additional rental income, if any, and certain GAAP revenue recognition adjustments, were $163.9 million, an average of approximately $160,000 per property given the 1,025 average rental properties held during the year. For the year ended December 31, 2021, revenues from rental properties were $153.9 million, an average of $153,000 per property given the 1,004 average rental properties held during the year. Rental property lease expirations and annualized base rent ("ABR") as of December 31, 2022 are as follows (dollars in thousands):

	Number of Properties (a)	ABR (b)	Percentage of Total ABR
2023	25	$ 2,764	1.8%
2024	17	1,791	1.2
2025	21	4,462	2.9
2026	68	13,614	8.8
2027	270	22,407	14.5
2028	45	7,975	5.2
2029	75	12,196	7.9
2030	46	5,494	3.6
2031	64	9,756	6.3
2032	138	17,770	11.5
Thereafter	265	55,862	36.3
Subtotal	1,034	$ 154,091	100.0%
Redevelopment	3	—	—
Vacant	2	—	—
Total	1,039	$ 154,091	100.0%

(a) With respect to a unitary master lease that includes properties that we lease from third-parties, the expiration dates refer to the dates that the leases with the third-parties expire and upon which date our tenant must vacate those properties, not the expiration date of the unitary master lease itself.

(b) Represents the monthly base rent due from tenants under existing leases as of December 31, 2022, multiplied by 12.

Item 3. Legal Proceedings

We are involved in various legal proceedings, many of which we consider to be routine and incidental to our business. Many of these legal proceedings involve claims relating to alleged discharges of petroleum into the environment at current and former gasoline stations. We routinely assess our liabilities and contingencies in connection with these matters based upon the latest available information. The following is a description of material legal proceedings, including those involving private parties and governmental authorities under federal, state and local laws regulating the discharge of hazardous substances into the environment. We are vigorously defending all of the legal proceedings against us, including each of the legal proceedings listed below. As of December 31, 2022 and 2021, we had accrued $0.3 million and $1.9 million, respectively, for certain of these matters which we believe were appropriate based on information then currently available. It is possible that losses related to these legal proceedings could exceed the amounts accrued as of December 31, 2022, and that such additional losses could cause a material adverse effect on our business, financial condition, results of operations, liquidity, ability to pay dividends or stock price.

MTBE Litigation – State of Pennsylvania

On July 7, 2014, our subsidiary, Getty Properties Corp., was served with a complaint filed by the Commonwealth of Pennsylvania (the "State") in the Court of Common Pleas, Philadelphia County relating to alleged statewide MTBE contamination in Pennsylvania. The named plaintiff is the State, by and through (then) Pennsylvania Attorney General Kathleen G. Kane (as Trustee of the waters of the State), the Pennsylvania Insurance Department (which governs and administers the Underground Storage Tank Indemnification Fund), the Pennsylvania Department of Environmental Protection (vested with the authority to protect the environment) and the Pennsylvania Underground Storage Tank Indemnification Fund. The complaint names us and more than 50 other defendants, including Exxon Mobil, BP, Chevron, Citgo, Gulf, Lukoil Americas, Getty Petroleum Marketing Inc., Marathon, Hess, Shell Oil, Texaco, Valero, as well as other smaller petroleum refiners, manufacturers, distributors and retailers of MTBE or gasoline containing MTBE who are alleged to have distributed, stored and sold MTBE gasoline in Pennsylvania. The complaint seeks compensation for natural resource damages and for injuries sustained as a result of "defendants' unfair and deceptive trade practices and act in the marketing of MTBE and gasoline containing MTBE." The plaintiffs also seek to recover costs paid or incurred by the State to detect, treat and remediate MTBE from public and private water wells and groundwater. The plaintiffs assert causes of action against all defendants based on multiple theories, including strict liability – defective design; strict liability – failure to warn; public nuisance; negligence; trespass; and violation of consumer protection law.

The case was filed in the Court of Common Pleas, Philadelphia County, but was removed by defendants to the United States District Court for the Eastern District of Pennsylvania and then transferred to the United States District Court for the Southern District of New York so that it may be managed as part of the ongoing MTBE MDL proceedings. In November 2015, plaintiffs filed a Second Amended Complaint naming additional defendants and adding factual allegations against the defendants. We joined with other defendants in the filing of a motion to dismiss the claims against us, which was granted in part and denied in part. We are vigorously defending the claims made against us. Our ultimate liability in this proceeding is uncertain and subject to numerous contingencies which cannot be predicted and the outcome of which are not yet known.

MTBE Litigation – State of Maryland

On December 17, 2017, the State of Maryland, by and through the Attorney General on behalf of the Maryland Department of Environment and the Maryland Department of Health (the "State of Maryland"), filed a complaint in the Circuit Court for Baltimore City related to alleged statewide MTBE contamination in Maryland. The complaint was served upon us on January 19, 2018. The complaint names us and more than 60 other defendants, including Exxon Mobil, APEX Oil, Astra Oil, Atlantic Richfield, BP, Chevron, Citgo, ConocoPhillips, Hess, Kinder Morgan, Lukoil, Marathon, Shell, Sunoco, Texaco, Valero, Cumberland Farms, Duke Energy, El Paso Merchant Energy-Petroleum, Energy Transfer Partners, Equilon Enterprises, ETP Holdco, George E. Warren Corporation, Getty Petroleum Marketing, Inc., Gulf, Guttman Energy, Hartree Partners, Holtzman Oil, Motiva Enterprises, Nustar Terminals Operations Partnership, Phillips 66, Premcor, 7-Eleven, Sheetz, Total Petrochemicals & Refining USA, Transmontaigne Product Services, Vitol S.A., WAWA, and Western Refining. The complaint seeks compensation for natural resource damages and for injuries sustained as a result of the defendants' unfair and deceptive trade practices in the marketing of MTBE and gasoline containing MTBE. The plaintiffs also seek to recover costs paid or incurred by the State of Maryland to detect, investigate, treat and remediate MTBE from public and private water wells and groundwater, punitive damages and the award of attorneys' fees and litigation costs. The plaintiffs assert causes of action against all defendants based on multiple theories, including strict liability – defective design; strict liability – failure to warn; strict liability for abnormally dangerous activity; public nuisance; negligence; trespass; and violations of Titles 4, 7 and 9 of the Maryland Environmental Code.

On February 14, 2018, defendants removed the case to the United States District Court for the District of Maryland. We are vigorously defending the claims made against us. Our ultimate liability, if any, in this proceeding is uncertain and subject to numerous contingencies which cannot be predicted and the outcome of which are not yet known.

Matters related to our former Newark, New Jersey Terminal and the Lower Passaic River

In 2004, the United States Environmental Protection Agency ("EPA") issued General Notice Letters ("GNL") to over 100 entities, including us, alleging that they are potentially responsible parties ("PRPs") with respect to a 17-mile stretch of the Passaic River from Dundee Dam to the Newark Bay and its tributaries (the Lower Passaic River Study Area or "LPRSA"). The LPRSA is part of the Diamond Alkali Superfund Site ("Superfund Site") that includes the former Diamond Shamrock Corporation manufacturing facility located at 80-120 Lister Ave. in Newark, New Jersey (the "Diamond Shamrock Facility"), the LPRSA, and the Newark Bay Study Area (i.e, Newark Bay and portions of surrounding rivers and channels). One of the GNL recipients is Occidental Chemical Corporation ("Occidental"), the predecessor to the former owner/operator of the Diamond Shamrock Facility responsible for the discharge of 2,3,8,8-TCDD ("dioxin") and other hazardous substances. In May 2007, over 70 GNL recipients, including us, entered into an Administrative Settlement Agreement and Order on Consent ("AOC") with the EPA to perform a Remedial Investigation and Feasibility Study ("RI/FS") for the LPRSA to address investigation and evaluation of alternative remedial actions with respect to alleged damages to the entire 17-mile LPRSA, which EPA has designated Operable Unit 4 or "OU4". Many of the parties to the AOC, including us, are also members of a Cooperating Parties Group ("CPG"). In 2015, the CPG submitted a draft RI/FS to EPA setting forth various alternatives for remediating the LPRSA. In October 2018, the EPA issued a letter directing the CPG to prepare a streamlined feasibility study for just the upper 9-miles of the LPRSA based on an iterative approach using adaptive management strategies. On December 4, 2020, the CPG submitted a Final Draft Interim Remedy Feasibility Study ("IR/FS") to the EPA which identified various targeted dredge and cap alternatives for the upper 9-miles of the LPRSA. On September 28, 2021, the EPA issued a Record of Decision ("ROD") for the upper 9-mile IR/FS ("Upper 9-mile IR ROD") consisting of dredging and capping to control sediment sources of dioxin and PCBs at an estimated cost of $441 million.

In addition to the RI/FS activities, in June 2012, certain members of the CPG entered into an Administrative Settlement Agreement and Order on Consent ("10.9 AOC") with the EPA to perform certain remediation activities, including removal and capping of sediments at the river mile 10.9 area and certain testing, which remedial work has been completed. Concurrent with the CPG's work on the RI/FS, on April 11, 2014, the EPA issued a draft Focused Feasibility Study ("FFS") with proposed remedial alternatives to remediate the lower 8.3-miles of the LPRSA. On March 4, 2016, the EPA issued a ROD for the lower 8.3-miles ("Lower 8-mile ROD") selecting a remedy that involves bank-to-bank dredging and installing an engineered cap with an estimated cost of $1.38 billion.

On March 31, 2016, the EPA issued a "Notice of Potential Liability and Commencement of Negotiations for Remedial Design" ("Notice") to more than 100 PRPs, including us, which informed the recipients that the EPA intends to seek an Administrative Order on Consent and Settlement Agreement with Occidental (who the EPA considers the primary contributor of dioxin and other pesticides generated from the production of Agent Orange at its Diamond Shamrock Facility and a discharger of other contaminants of concern ("COCs") to the Superfund Site) requiring Occidental to prepare the remedial design of the remedy selected in the Lower 8-mile ROD. The EPA has designated the lower 8.3 miles of the LPRSA as Operable Unit 2 or "OU2", which is geographically subsumed within OU4. On September 30, 2016, Occidental entered into an agreement with the EPA to perform the remedial design for OU2.

By letter dated March 30, 2017, the EPA advised the recipients of the Notice that it would be entering into cash out settlements with certain PRPs who the EPA stated did not discharge any of the eight hazardous substances identified as a COC in the Lower 8-mile ROD to resolve their alleged liability for OU2. Cash out settlements were finalized in 2018 and 2021 with a total of 21 PRPs. EPA's March 30, 2017 Letter also stated that other parties who did not discharge dioxins, furans or polychlorinated biphenyls (which are considered the COCs posing the greatest risk to the river) may also be eligible for cash out settlements, and that the EPA would begin a process for identifying such other PRPs for negotiation of future cash out settlements and to initiate negotiations with Occidental and other major PRPs for the implementation and funding of the OU2 remedy. In August 2017, the EPA appointed an independent third-party allocation expert to conduct a confidential allocation proceeding that would assign non-binding shares of responsibility to PRPs identified by EPA for cash out settlements. Most of the PRPs identified by EPA, including the Company, participated in the allocation process. Occidental did not participate in the allocation proceedings, but filed a complaint on June 30, 2018, listing over 120 defendants, including us, in the United States District Court for the District of New Jersey seeking cost recovery and contribution under the Comprehensive Environmental Response, Compensation, and Liability Act for response costs incurred and to be incurred relating to the LPRSA, including the investigation, design, and anticipated implementation of the OU2 remedy (the "Occidental Lawsuit"). We continue to defend the claims asserted in the Occidental Lawsuit individually and in coordination with a group of several other named defendants known as the "Small Parties Group" or "SPG" consistent with our defenses in the related proceedings. On December 20, 2022, the parties filed an uncontested motion to stay the Occidental Lawsuit proceedings for six months while the court considers a proposed consent decree, discussed below, which, if approved, would bar the claims asserted against us for past and/or future response costs relating to the LPRSA, including the OU2 remedy.

The allocator issued a final Allocation Recommendation Report in December 2020, which was based upon an allocation methodology approved by EPA that contains associated allocation shares for each of the parties invited to participate in the allocation, including Occidental - who the allocator concluded was responsible for more than 99% of the costs to implement the OU2 remedy. As a result of the allocation process, the EPA and 85 parties (the "Settling Parties"), including us, began settlement negotiations and reached an agreement on a cash-out settlement to resolve their alleged liability for the remediation of the entire LPRSA. The EPA concluded that the Settling Parties, individually and collectively, were responsible for only a minor share of the response costs incurred and to be incurred at or in connection with implementing the OU2 and OU4 remedies for the entire 17-mile Lower Passaic River.

In December 2022, the EPA and the Settling Parties finalized their agreement in a proposed consent decree ("CD"), pursuant to which and without admitting liability, the Settling Parties agree to pay EPA the collective sum of $150 million in exchange for contribution protection from claims by non-settling PRPs (including Occidental) for the matters addressed in the CD and the issuance of a notice of completion by EPA of both the 2007 RI/FS AOC and the 10.9 AOC, upon completion of certain defined tasks in the CD. All 85 Settling Parties contributed an agreed upon share of the settlement amount, which are subject to a confidentiality agreement. Our settlement contribution is in line with our legal reserves previously established and transferred to an escrow account based on likelihoods reasonably known to us at this time. On December 16, 2022, the United States filed an action in the New Jersey District Court against the Settling Defendants which included lodging of the proposed CD to resolve claims against the Settling Parties for costs associated with cleaning up the LPRSA. This action (the "CD Action") is subject to public comment and court approval. On December 22, 2022, the EPA published a notice of lodging of the proposed CD in the Federal Register, opening a 45-day public comment period, which was subsequently extended to 90-days. On December 23, 2022, Occidental filed a motion to intervene in the CD Action contending that it intends to challenge the proposed CD and seek to preserve its contribution claims against the Settling Parties in the pending Occidental Lawsuit.

If the CD Action is approved in its current form, our alleged liability to the EPA as well as any non-settling parties, including Occidental, for the remediation of the entire 17-mile Lower Passaic River and its tributaries will be resolved. In the event the District Court does not approve the proposed CD, based on currently known facts and circumstances, including, among other factors, the EPA's conclusion that we are individually and collectively with numerous other parties only responsible for a minor share of the response costs incurred or to be incurred in connection with the LPRSA, our relative participation in the costs related to the 2007 AOC and 10.9 AOC, our belief that there was not any use or discharge of dioxins, furans or polychlorinated biphenyls in connection with our former petroleum storage operations at our former Newark, New Jersey Terminal, and that there are numerous other parties who will likely bear the costs of remediation and/or damages, we do not believe that resolution of the Lower Passaic River proceedings as relates to us is reasonably likely to have a material impact on our results of operations. Nevertheless, if the proposed CD is not approved by the District Court in its current form, performance of the EPA's selected remedies for the LPRSA may be subject to future negotiation, potential enforcement proceedings and/or possible litigation and, on this basis, our ultimate liability in the pending and possible future proceedings pertaining to the LPRSA remains uncertain and subject to contingencies which cannot be predicted and the outcome of which are not yet known. The Company has established an estimated legal reserve and transferred funds to an escrow account based on likelihoods reasonably known to us at this time, however it is possible that circumstances may change and losses related to the Lower Passaic River proceedings could exceed the amounts we have accrued.

For additional information see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" in this Form 10-K.

Item 4. Mine Safety Disclosures

None.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities Capital Stock

Our common stock is traded on the New York Stock Exchange (symbol: GTY). There were approximately 40,505 beneficial holders of our common stock as of February 1, 2023, of which approximately 800 were holders of record.

For a discussion of potential limitations on our ability to pay future dividends see "Item 1A. Risk Factors – We may change our dividend policy and the dividends we pay may be subject to significant volatility" and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources".

Issuer Purchases of Equity Securities

None.

Sales of Unregistered Securities

None.

Stock Performance Graph

Comparison of Five-Year Cumulative Total Return*



Source: SNL Financial

	12/30/2017	12/31/2018	12/31/2019	12/29/2020	12/29/2021	12/30/2022
Getty Realty Corp.	$ 100.00	$ 115.23	$ 141.12	$ 117.39	$ 142.03	$ 160.45
Standard & Poor's 500	100.00	97.76	120.56	146.45	191.04	155.59
Peer Group	100.00	110.99	146.50	117.99	158.25	136.92

Assumes $100 invested at the close of the last day of trading on the New York Stock Exchange on December 31, 2017, in Getty Realty Corp. common stock, Standard & Poor's 500 and Peer Group.

* Cumulative total return assumes reinvestment of dividends.

We have chosen as our Peer Group the following companies: Agree Realty Corporation, EPR Properties, Essential Properties Realty Trust, Four Corners Properties Trust, NETSTREIT Corp., and One Liberty Properties. We have chosen these companies as our Peer Group because a substantial segment of each of their businesses is owning and leasing single tenant net lease retail properties. We cannot assure you that our stock performance will continue in the future with the same or similar trends depicted in the performance graph above. We do not make or endorse any predictions as to future stock performance.

The above performance graph and related information shall not be deemed filed for the purposes of Section 18 of the Exchange Act or otherwise subject to the liability of that Section and shall not be deemed to be incorporated by reference into any filing that we make under the Securities Act or the Exchange Act.

Item 6. Reserved

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following Management's Discussion and Analysis of Financial Condition and Results of Operations is intended to help the reader understand our operations and our present business environment from the perspective of management. The following discussion and analysis should be read in conjunction with the "Cautionary Note Regarding Forward-Looking Statements"; the sections in Part I entitled "Item 1A. Risk Factors"; and the consolidated financial statements and related notes in "Item 8. Financial Statements and Supplementary Data". We use certain non-GAAP measures that are more fully described below under the caption "—Supplemental Non-GAAP Measures," which we believe are appropriate supplemental non-GAAP measures of the performance of REITs used by our management, as well as REIT analysts.

This section of this Form 10-K generally discusses 2022 and 2021 items and year-to-year comparisons between 2022 and 2021. Discussions of 2021 items and year-to-year comparisons between 2021 and 2020 that are not included in this Form 10-K can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2021.

General

Real Estate Investment Trust

We are a net lease REIT specializing in the acquisition, financing and development of convenience, automotive and other single tenant retail real estate. Our portfolio is comprised of convenience stores, car wash properties, automotive service centers (gasoline and repair, oil and maintenance, tire and battery, and collision), automotive parts retailers, and certain other freestanding retail properties, including drive-thru quick service restaurants. As of December 31, 2022, our portfolio included 1,039 properties, including 997 properties owned by us and 42 properties that we leased from third-party landlords. As a REIT, we are not subject to federal corporate income tax on the taxable income we distribute to our stockholders. In order to continue to qualify for taxation as a REIT, we are required, among other things, to distribute at least 90% of our ordinary taxable income to our stockholders each year.

Our Properties

Our 1,039 properties are located in 38 states and Washington D.C. and include a concentration in the Northeast and Mid-Atlantic regions that we believe is unique and not readily available for purchase or lease from other owners or landlords. Our typical property consists of approximately one acre of land in a larger metropolitan area and is used as a convenience store, express tunnel car wash, automotive service center, automotive parts retailer, or certain other freestanding retailers, including drive-thru quick service restaurants. Many of our properties are located at highly trafficked urban intersections or conveniently close to highway entrances or exit ramps.

As of December 31, 2022, we leased 1,034 of our properties to tenants under triple-net leases, including 866 properties leased under 37 separate unitary or master triple-net leases, and 168 properties leased under single unit triple-net leases. These leases generally provide for an initial term of 15 or 20 years, with options for successive renewal terms of up to 20 years, and periodic rent escalations. As of December 31, 2022, our weighted average remaining lease term, excluding renewal options, was 8.8 years.

Substantially all of our properties are leased to convenience store operators, petroleum distributors, car wash operators and other automotive-related and retail tenants. Our tenants either operate their business at our properties directly or, in the case of certain convenience stores and gasoline and repair stations, sublet our properties and supply fuel to third parties that operate the businesses. For additional information regarding risks related to our tenants' dependence on the performance of the industry, see "Item 1A. Risk Factors – Significant number of our tenants depend on the same industry for their revenues" in this Form 10-K.

Our triple-net lease tenants are responsible for the payment of all taxes, maintenance, repairs, insurance and other operating expenses relating to our properties, and are also responsible for environmental contamination occurring during the terms of their leases and in certain cases also for environmental contamination that existed before their leases commenced. For additional information regarding our environmental obligations, see Note 5 in "Item 8. Financial Statements and Supplementary Data" in this Form 10-K.

As of December 31, 2022, we were also actively redeveloping three of our properties as new convenience stores or for alternative single tenant retail uses, and two of our properties were vacant.

Investment Strategy and Activity

As part of our strategy to grow and diversify our portfolio, we regularly review acquisition and financing opportunities to invest in additional convenience, automotive and other single tenant retail real estate. We primarily pursue sale leaseback transactions with existing and prospective tenants and will pursue other transactions, including forward commitments to acquire new-to-industry construction and the acquisition of assets with in-place leases, that result in us owning fee simple interests in our properties. Our investment activities may also include purchase money financing with respect to properties we sell, real property loans relating to our leasehold properties and construction loans. Our investment strategy seeks to generate current income and benefit from long-term appreciation in the underlying value of our real estate. To achieve that goal, we seek to invest in well-located, freestanding properties that support automobility and provide convenience and service to consumers in major markets across the country. A key element of our investment strategy is to invest in properties that will enhance our property type, tenant and geographic diversification.

During the year ended December 31, 2022, we invested $157.5 million across 52 properties, including the acquisition of fee simple interests in 40 properties for an aggregate purchase price of $137.3 million. The properties we acquired included nine convenience stores, 16 car wash properties, 14 automotive services centers and one drive-thru quick service restaurant. We also advanced construction loans in the amount of $20.2 million, including accrued interest, for the development of 12 new-to-industry convenience stores and car wash properties.

During the year ended December 31, 2021, we invested $200.0 million across 100 properties, including the acquisition of fee simple interests in 97 properties for an aggregate purchase price of $194.3 million. The properties we acquired included 25 convenience stores, 17 car wash properties, 54 automotive services centers and one drive-thru quick service restaurant. We also advanced construction loans in the amount of $5.7 million, including accrued interest, for the development of three new-to-industry convenience stores.

For additional information regarding our property acquisitions, see Note 12 in "Item 8. Financial Statements and Supplementary Data" in this Form 10-K.

Redevelopment Strategy and Activity

We believe that certain of our properties, primarily those currently being used as gas and repair businesses, are well-suited to be redeveloped as new convenience stores or other single tenant retail uses, such as automotive parts, quick service restaurants, bank branches and specialty retail. We believe that the redeveloped properties can be leased or sold at higher values than their current use.

During the years ended December 31, 2022 and 2021, rent commenced on two and five completed redevelopment projects, respectively, that were placed back into service in our net lease portfolio. Since the inception of our redevelopment program in 2015, we have completed 26 redevelopment projects.

For the year ended December 31, 2022, we spent $0.1 million (net of write-offs) of construction-in-progress costs related to our redevelopment activities and transferred $36 thousand of construction-in-progress to buildings and improvements on our consolidated balance sheet. For the year ended December 31, 2021, we spent $0.3 million (net of write-offs) of construction-in-progress costs related to our redevelopment activities and transferred $0.4 million of construction-in-progress to buildings and improvements on our consolidated balance sheet.

As of December 31, 2022, we had three properties under active redevelopment and others in various stages of feasibility planning for potential recapture from our net lease portfolio, including one property for which we have signed a new lease and which will be transferred to redevelopment when the appropriate entitlements, permits and approvals have been secured.

Supplemental Non-GAAP Measures

We manage our business to enhance the value of our real estate portfolio and, as a REIT, place particular emphasis on minimizing risk, to the extent feasible, and generating cash sufficient to make required distributions to stockholders of at least 90% of our ordinary taxable income each year. In addition to measurements defined by GAAP, we also focus on Funds From Operations ("FFO") and Adjusted Funds From Operations ("AFFO") to measure our performance. As previously disclosed, beginning with our results for the quarter and year ended December 31, 2021, we updated our definition of AFFO to include adjustments for stock-based compensation and amortization of debt issuance costs. We believe that conforming to this market practice for calculating AFFO improves the comparability of this measure of performance to other net lease REITs.

FFO and AFFO are generally considered by analysts and investors to be appropriate supplemental non-GAAP measures of the performance of REITs. FFO and AFFO are not in accordance with, or a substitute for, measures prepared in accordance with GAAP. In addition, FFO and AFFO are not based on any comprehensive set of accounting rules or principles. Neither FFO nor AFFO represent cash generated from operating activities calculated in accordance with GAAP and therefore these measures should not be considered an alternative for GAAP net earnings or as a measure of liquidity. These measures should only be used to evaluate our performance in conjunction with corresponding GAAP measures.

FFO is defined by the National Association of Real Estate Investment Trusts ("NAREIT") as GAAP net earnings before (i) depreciation and amortization of real estate assets, (ii) gains or losses on dispositions of real estate assets, (iii) impairment charges, and (iv) the cumulative effect of accounting changes.

We define AFFO as FFO excluding (i) certain revenue recognition adjustments (defined below), (ii) certain environmental adjustments (defined below), (iii) stock-based compensation, (iv) amortization of debt issuance costs and (v) other non-cash and/or unusual items that are not reflective of our core operating performance.

Other REITs may use definitions of FFO and/or AFFO that are different than ours and, accordingly, may not be comparable.

We believe that FFO and AFFO are helpful to analysts and investors in measuring our performance because both FFO and AFFO exclude various items included in GAAP net earnings that do not relate to, or are not indicative of, the core operating performance of our portfolio. Specifically, FFO excludes items such as depreciation and amortization of real estate assets, gains or losses on dispositions of real estate assets, and impairment charges. With respect to AFFO, we further exclude the impact of (i) deferred rental revenue (straight-line rent), the net amortization of above-market and below-market leases, adjustments recorded for the recognition of rental income from direct financing leases, and the amortization of deferred lease incentives (collectively, "Revenue Recognition Adjustments"), (ii) environmental accretion expenses, environmental litigation accruals, insurance reimbursements, legal settlements and judgments, and changes in environmental remediation estimates (collectively, "Environmental Adjustments"), (iii) stock-based compensation expense, (iv) amortization of debt issuance costs and (v) other items, which may include allowances for credit losses on notes and mortgages receivable and direct financing leases, losses on extinguishment of debt, retirement and severance costs, and other items that do not impact our recurring cash flow and which are not indicative of our core operating performance.

We pay particular attention to AFFO which we believe provides the most useful depiction of the core operating performance of its portfolio. By providing AFFO, we believe we are presenting information that assists analysts and investors in their assessment of our core operating performance, as well as the sustainability of our core operating performance with the sustainability of the core operating performance of other real estate companies.

A reconciliation of net earnings to FFO and AFFO is as follows (in thousands, except per share amounts):

	Year ended December 31,		
	2022	2021	2020
Net earnings	$ 90,043	$ 62,860	$ 69,388
Depreciation and amortization of real estate assets	39,902	35,518	30,191
Gains on dispositions of real estate	(16,423)	(16,718)	(4,548)
Impairments	3,545	4,404	4,258
Funds from operations (FFO)	117,067	86,064	99,289
Revenue recognition adjustments			
Deferred rental revenue (straight-line rent)	(3,458)	(2,778)	(2,903)
Amortization of above and below market leases, net	(1,184)	(1,221)	(1,438)
Amortization of investments in direct financing leases	5,392	4,844	4,210
Amortization of lease incentives	1,198	1,119	1,026
Total revenue recognition adjustments	1,948	1,964	895
Environmental Adjustments			
Accretion expense	1,259	1,705	1,841
Changes in environmental estimates	(23,837)	(1,768)	(3,135)
Environmental litigation accruals	279	1,909	85
Insurance reimbursements	(85)	(92)	(142)
Legal settlements and judgments	—	(493)	(21,300)
Total environmental adjustments	(22,384)	1,261	(22,651)
Other Adjustments			
Stock-based compensation expense	4,775	3,997	3,130
Amortization of debt issuance costs	946	1,013	1,053
Allowance for credit loss on notes and mortgages receivable and direct financing leases	50	(132)	368
Loss on extinguishment of debt	—	—	1,233
Retirement and severance costs	85	800	—
Total other adjustments	5,856	5,678	5,784
Adjusted funds from operations (AFFO)	$ 102,487	$ 94,967	$ 83,317
Basic per share amounts:			
Net earnings	$ 1.88	$ 1.37	$ 1.62
FFO (1)	2.45	1.88	2.32
AFFO (1)	2.14	2.08	1.94
Diluted per share amounts:			
Net earnings	$ 1.88	$ 1.37	$ 1.62
FFO (1)	2.44	1.88	2.31
AFFO (1)	2.14	2.08	1.94
Weighted average common shares outstanding:			
Basic	46,730	44,782	42,040
Diluted	46,838	44,819	42,070

(1) Dividends paid and undistributed earnings allocated, if any, to unvested restricted stockholders are deducted from FFO and AFFO for the computation of the per share amounts. The following amounts were deducted:

	Year ended December 31,		
	2022	2021	2020
FFO	$ 2,734	$ 1,771	$ 1,939
AFFO	2,394	1,915	1,627

Results of Operations

Year ended December 31, 2022, compared to year ended December 31, 2021

The following table presents select data and comparative results from the Company's consolidated statements of operations for the year ended December 31, 2022, as compared to the year ended December 31, 2021 (in thousands):

	Year ended December 31,		$ Change
	2022	2021	
Revenues:			
Revenues from rental properties	$ 163,889	$ 153,886	$ 10,003
Interest on notes and mortgages receivable	1,699	1,522	177
Operating expenses:			
Property costs	21,553	22,048	(495)
Impairments	3,545	4,404	(859)
Environmental	(20,902)	3,548	(24,450)
General and administrative	20,621	20,151	470
Depreciation and amortization	39,902	35,518	4,384
Other items:			
Gains on dispositions of real estate	16,423	16,718	(295)
Interest expense	27,662	24,672	2,990

Revenues from Rental Properties

The following table presents the results for revenues from rental properties for the year ended December 31, 2022, as compared to the year ended December 31, 2021 (in thousands):

	Year ended December 31,		$ Change
	2022	2021	
Rental income	$ 149,098	$ 138,691	$ 10,407
Revenue recognition adjustments	(1,948)	(1,964)	16
Tenant reimbursement income	16,739	17,159	(420)
Total revenues from rental properties	163,889	153,886	10,003

Rental income includes base rental income and additional rental income, if any, based on the aggregate volume of fuel sold at certain properties. The increase in rental income was primarily due to additional base rental income from properties acquired during the years ended December 31, 2022 and 2021, as well as rent commencements from completed redevelopments and contractual rent increases for certain in-place leases, partially offset by dispositions of real estate during the same period.

In accordance with GAAP, we recognize revenues from rental properties in amounts which vary from the amount of rent contractually due during the periods presented. As a result, revenues from rental properties include revenue recognition adjustments comprised of (i) non-cash adjustments recorded for deferred rental revenue due to the recognition of rental income on a straight-line basis over the current lease term, (ii) the net amortization of above-market and below-market leases, (iii) recognition of rental income under direct financing leases using the effective interest rate method which produces a constant periodic rate of return on the net investments in the leased properties, and (iv) the amortization of deferred lease incentives.

Tenant reimbursements consist of real estate taxes and other municipal charges paid by us which are reimbursable by our tenants pursuant to the terms of triple-net lease agreements.

Interest on Notes and Mortgages Receivable

The increase in interest on notes and mortgages receivable was primarily due to an increase in construction loan advances for the development of new-to-industry properties during the years ended December 31, 2022 and 2021, partially offset by collections of notes and mortgages receivable during the same period.

Property Costs

Property costs are comprised of (i) property operating expenses, including rent expense, reimbursable and non-reimbursable real estate taxes and municipal charges, certain state and local taxes, and maintenance expenses, and (ii) leasing and redevelopment expenses, including professional fees, demolition costs, and redevelopment project cost write-offs, if any.

The following table presents the results for property costs for the year ended December 31, 2022, as compared to the year ended December 31, 2021 (in thousands):

| | Year ended December 31, | | $ Change |
	2022	2021	
Property operating expenses	$ 20,843	$ 21,608	$ (765)
Leasing and redevelopment expenses	710	440	270
Total property costs	21,553	22,048	(495)

The decrease in property costs was primarily due to a decrease in property expenses driven by lower rent expense and reimbursable and non-reimbursable real estate taxes, partially offset by an increase in state and local taxes, as well as an increase in leasing and redevelopment expenses driven by an increase in demolition costs for redevelopment projects.

Impairment Charges

Impairment charges are recorded when the carrying value of a property is reduced to fair value. Impairment charges for the years ended December 31, 2022 and 2021 were attributable to (i) the addition of asset retirement costs to certain properties due to changes in estimates associated with our environmental liabilities, which increased the carrying values of these properties in excess of their fair values, (ii) reductions in estimated undiscounted cash flows expected to be received during the assumed holding period for certain of our properties, and (iii) reductions in estimated sales prices from third-party offers based on signed contracts, letters of intent or indicative bids for certain of our properties.

Environmental Expenses

The decrease in environmental expenses for the year ended December 31, 2022 was primarily due to a reduction in estimates related to unknown environmental liabilities. Specifically, during the year ended December 31, 2022, we concluded that there was no material continued risk of having to satisfy contractual obligations relating to preexisting unknown environmental contamination at certain properties. Accordingly, we removed $23.5 million of unknown reserve liabilities which had previously been accrued for these properties. This resulted in a net credit of $22.2 million being recorded to environmental expense for the year ended December 31, 2022. In addition, during the year ended December 31, 2022, there was a decrease in environmental litigation accruals of $1.6 million.

Environmental expenses vary from period to period and, accordingly, undue reliance should not be placed on the magnitude or the direction of change in reported environmental expenses for one period, as compared to prior periods.

General and Administrative Expenses

The increase in general and administrative expenses was primarily due to a $1.1 million increase in employee-related expenses, including a $0.8 million increase in stock-based compensation, partially offset by a $0.7 million reduction in non-recurring employee-related expenses and a $0.4 million decrease in legal and other professional fees.

Depreciation and Amortization Expenses

The increase in depreciation and amortization expense was primarily due to additional depreciation and amortization from properties acquired during the years ended December 31, 2022 and 2021, partially offset by a decrease in depreciation charges related to asset retirement costs, the effect of certain assets becoming fully depreciated, lease terminations and dispositions of real estate during the same period.

Gains on Disposition of Real Estate

The gains on dispositions of real estate were primarily the result of the sale of 24 and 16 properties during the years ended December 31, 2022 and 2021, respectively.

Interest Expense

The increase in interest expense was due to higher average borrowings and higher average interest rates for the year ended December 31, 2022, as compared to the year ended December 31, 2021.

Liquidity and Capital Resources

General

Our primary uses of liquidity include payments of operating expenses, interest on our outstanding debt and environmental remediation costs, distributions to shareholders, and future acquisitions and redevelopment projects. We have not historically incurred significant capital expenditures other than those related to acquisitions. For a discussion of our capital expenditures, see "—Property Acquisitions and Capital Expenditures."

We expect to meet our short-term liquidity requirements through cash flow from operations, funds available under our Revolving Facility, proceeds from new senior unsecured notes that we closed in February 2022, but were not funded until January 2023, proceeds from the sale of shares of common stock pursuant to forward agreements under our ATM Program, and available cash and cash equivalents.

As of December 31, 2022, we had $230.0 million of availability under our Revolving Facility, and our total cash and cash equivalents were $11.2 million.

In February 2022, we closed on the private placement of $225.0 million of senior unsecured notes, including (i) $100.0 million of 3.45% notes funded at closing and maturing in February 2032, and (ii) $125 million of 3.65% notes funded in January 2023 and mature in January 2033. Proceeds from the notes funded at closing were used to repay all amounts outstanding on the Revolving Facility and for general corporate purposes, including to fund investment activity. Proceeds from the delayed funding notes were used to prepay $75 million of 5.35% senior unsecured notes maturing in June 2023 and for general corporate purposes, including to fund investment activity.

During the year ended December 31, 2022, we entered into forward sale agreements to sell an aggregate of 3.7 million common shares for anticipated gross proceeds of $117.6 million through our ATM Program.

We anticipate meeting our longer-term capital needs through cash flow from operations, funds available under our Revolving Facility, available cash and cash equivalents, proceeds from future real estate asset sales, and the future issuance of shares of common stock or debt securities.

Our cash flow activities for the years ended December 31, 2022 and 2021 are summarized as follows (in thousands):

| | Year ended December 31, | | $ Change |
	2022	2021	
Net cash flow provided by operating activities	$ 93,086	$ 86,818	$ 6,268
Net cash flow used in investing activities	(139,056)	(169,732)	30,676
Net cash flow provided by financing activities	30,758	52,321	(21,563)

Operating Activities

The change in net cash flow provided by operating activities for the years ended December 31, 2022 and 2021 was primarily the result of changes in revenues and expenses as discussed in "Results of Operations" above and the other changes in assets and liabilities as presented on our consolidated statements of cash flows.

Investing Activities

The change in net cash flow used in investing activities for the year ended December 31, 2022, was primarily due to a reduction in property acquisitions of $57.0 million, partially offset by an $11.6 million increase in deposits for property acquisitions, a $9.0 million decrease in collections of notes and mortgages receivable, and an increase of $5.8 million in issuance of notes and mortgages receivable.

Financing Activities

The change in net cash flow provided by financing activities for the year ended December 31, 2022, was primarily due to a decrease in proceeds from issuances of common stock of $92.5 million and an increase in dividends paid of $7.5 million, partially offset by an increase in net borrowings of $75.0 million.

Credit Agreement

The Second Restated Credit Agreement provides for an unsecured revolving credit facility (the "Revolving Facility") in an aggregate principal amount of $300.0 and includes an accordion feature to increase the revolving commitments or add one or more tranches of term loans up to an additional aggregate amount not to exceed $300 million, subject to certain conditions, including one or more new or existing lenders agreeing to provide commitments for such increased amount and that no default or event of default shall have occurred and be continuing under the terms of the Revolving Facility.

The Revolving Facility matures October 27, 2025, subject to two six-month extensions (for a total of 12 months) exercisable at our option. Our exercise of an extension option is subject to the absence of any default under the Second Restated Credit Agreement and our compliance with certain conditions, including the payment of extension fees to the Lenders under the Revolving Facility and that no default or event of default shall have occurred and be continuing under the terms of the Revolving Facility.

In December 2022, we entered into an amendment to the Second Restated Credit Agreement to transition the applicable interest rates and default rate thereunder from LIBOR-based rates to SOFR-based rates. Borrowings under the Revolving Facility bear interest at a rate equal to (i) the sum of a SOFR rate plus a SOFR adjustment of 0.10% plus a margin of 1.30% to 1.90% or (ii) the sum of a base rate plus a margin of 0.30% to 0.90% based on our consolidated total indebtedness to total asset value ratio at the end of each quarterly reporting period.

The per annum rate of the unused line fee on the undrawn funds under the Revolving Facility is 0.15% to 0.25% based on our daily unused portion of the available Revolving Facility.

The Second Restated Credit Agreement contains customary financial covenants, including covenants with respect to total leverage, secured leverage and unsecured leverage ratios, fixed charge and interest coverage ratios, and minimum tangible net worth, as well as limitations on restricted payments, which may limit our ability to incur additional debt or pay dividends. The Second Restated Credit Agreement contains customary events of default, including cross default provisions with respect to our senior unsecured notes. Any event of default, if not cured or waived in a timely manner, could result in the acceleration of our indebtedness under the Second Restated Credit Agreement and could also give rise to an event of default and the acceleration of our senior unsecured notes.

As of December 31, 2022, we were in compliance with all of the material terms of the Second Restated Credit Agreement.

Senior Unsecured Notes

In February 2022, we entered into a sixth amended and restated note purchase and guarantee agreement with The Prudential Insurance Company of America and certain of its affiliates (collectively, "Prudential") (the "Sixth Amended and Restated Prudential Agreement") pursuant to which, in January 2023, we issued $80.0 million of 3.65% Series Q Guaranteed Senior Notes due January 20, 2033 (the "Series Q Notes") to Prudential and used the proceeds to repay the $75.0 million of 5.35% Series B Guaranteed Senior Notes due June 2, 2023 (the "Series B Notes") outstanding under our fifth amended and restated note purchase and guarantee agreement with Prudential (the "Fifth Amended and Restated Prudential Agreement"). The other senior unsecured notes outstanding under the Fifth Amended and Restated Prudential Agreement, including (i) $50.0 million of 4.75% Series C Guaranteed Senior Notes due February 25, 2025 (the "Series C Notes"), (ii) $50.0 million of 5.47% Series D Guaranteed Senior Notes due June 21, 2028 (the "Series D Notes"), (iii) $50.0 million of 3.52% Series F Guaranteed Senior Notes due September 12, 2029 (the "Series F Notes") and (iv) $100.0 million of 3.43% Series I Guaranteed Senior Notes due November 25, 2030 (the "Series I Notes"), remain outstanding under the Sixth Amended and Restated Prudential Agreement.

In February 2022, we entered into a second amended and restated note purchase and guarantee agreement with American General Life Insurance Company and certain of its affiliates (collectively, "AIG") (the "Second Amended and Restated AIG Agreement") pursuant to which we issued $55.0 million of 3.45% Series L Guaranteed Senior Notes due February 22, 2032 (the "Series L Notes") to AIG. The other senior unsecured notes outstanding under our first amended and restated note purchase and guarantee agreement with AIG (the "First Amended and Restated AIG Agreement"), including (i) $50.0 million of 3.52% Series G Guaranteed Senior Notes due September 12, 2029 (the "Series G Notes") and (ii) $50.0 million of 3.43% Series J Guaranteed Senior Notes due November 25, 2030 (the "Series J Notes"), remain outstanding under the Second Amended and Restated AIG Agreement.

In February 2022, we entered into a second amended and restated note purchase and guarantee agreement with Massachusetts Mutual Life Insurance Company and certain of its affiliates (collectively, "MassMutual") (the "Second Amended and Restated MassMutual Agreement") pursuant to which we issued $20.0 million of 3.45% Series M Guaranteed Senior Notes due February 22, 2032 (the "Series M Notes") and, in January 2023, $20.0 million of 3.65% Series O Guaranteed Senior Notes due January 20, 2033 (the "Series O Notes") to MassMutual. The other senior unsecured notes outstanding under our first amended and restated note purchase and guarantee agreement with MassMutual (the "First Amended and Restated MassMutual Agreement"), including (i) $25.0 million of 3.52% Series H Guaranteed Senior Notes due September 12, 2029 (the "Series H Notes") and (ii) $25.0 million of 3.43% Series K Guaranteed Senior Notes due November 25, 2030 (the "Series K Notes"), remain outstanding under the Second Amended and Restated MassMutual Agreement.

In February 2022, we entered into a note purchase and guarantee agreement with New York Life Insurance Company and certain of its affiliates (collectively, "New York Life") (the "New York Life Agreement") pursuant to which we issued $25.0 million of 3.45% Series N Guaranteed Senior Notes due February 22, 2032 (the "Series N Notes") and, in January 2023, $25.0 million of 3.65% Series P Guaranteed Senior Notes due January 20, 2033 (the "Series P Notes") to New York Life.

On June 21, 2018, we entered into a note purchase and guarantee agreement with MetLife and certain of its affiliates (collectively, "MetLife") (the "MetLife Agreement") pursuant to which we issued $50.0 million of 5.47% Series E Guaranteed Senior Notes due June 21, 2028 (the "Series E Notes") to MetLife.

The funded and outstanding Series B Notes, Series C Notes, Series D Notes, Series E Notes, Series F Note, Series G Notes, Series H Notes, Series I Notes, Series J Notes, Series K Notes, Series L Notes, Series M Notes and Series N Notes are collectively referred to the "senior unsecured notes".

As of December 31, 2022, we were in compliance with all of the material terms of our senior unsecured notes.

For additional information regarding our senior secured notes, see Note 4 in "Item 8. Financial Statements and Supplementary Data" in this Form 10-K.

Debt Maturities

The amounts outstanding under the Second Restated Credit Agreement and our senior unsecured notes, exclusive of extension options, are as follows (in thousands):

	Maturity Date	Interest Rate	Year ended December 31,	
			2022	2021
Revolving Facility	October 2025	5.60%	$ 70,000	$ 60,000
Series B Notes (a)	June 2023	5.35%	75,000	75,000
Series C Notes	February 2025	4.75%	50,000	50,000
Series D-E Notes	June 2028	5.47%	100,000	100,000
Series F-G Notes	September 2029	3.52%	125,000	125,000
Series I-K Notes	November 2030	3.43%	175,000	175,000
Series L-N Notes	February 2032	3.45%	100,000	—
Total debt			695,000	585,000
Unamortized debt issuance costs, net (b)			(3,545)	(3,880)
Total debt, net			$ 691,455	$ 581,120

(a) Pursuant to the Sixth Amended and Restated Prudential Agreement, we issued $80,000 of 3.65% Series Q Notes due January 20, 2033 to Prudential in January 2023 and used a portion of the proceeds to repay in full the $75,000 of 5.35% Series B Notes due June 2, 2023.

(b) Unamortized debt issuance costs, related to the Revolving Facility, at December 31, 2022 and 2021, of $2,036 and $2,730, respectively, are included in prepaid expenses and other assets on our consolidated balance sheets.

ATM Program

In March 2018, we established an at-the-market equity offering program (the "2018 ATM Program"), pursuant to which we were able to issue and sell shares of our common stock with an aggregate sales price of up to $125.0 million through a consortium of banks acting as agents. The 2018 ATM Program was terminated in January 2021.

In February 2021, we established an at-the-market equity offering program (the "ATM Program"), pursuant to which we are able to issue and sell shares of our common stock with an aggregate sales price of up to $250.0 million through a consortium of banks acting as our sales agents or acting as forward sellers on behalf of any forward purchasers pursuant to a forward sale agreement. Sales of the shares of common stock may be made, as needed, from time to time in at-the-market offerings as defined in Rule 415 of the Securities Act, including by means of ordinary brokers' transactions on the New York Stock Exchange or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or as otherwise agreed to with the applicable agent.

The use of a forward sale agreement allows us to lock in a share price on the sale of shares at the time the forward sales agreement becomes effective but defer receiving the proceeds from the sale of shares until a later date. To account for the forward sale agreements, we considered the accounting guidance governing financial instruments and derivatives. To date, we have concluded that our forward sale agreements are not liabilities as they do not embody obligations to repurchase our shares nor do they embody obligations to issue a variable number of shares for which the monetary value are predominantly fixed, varying with something other than the fair value of the shares, or varying inversely in relation to our shares.

We also evaluated whether the agreements meet the derivatives and hedging guidance scope exception to be accounted for as equity instruments. We concluded that the agreements are classifiable as equity contracts based on the following assessments: (i) none of the agreements' exercise contingencies are based on observable markets or indices besides those related to the market for the Company's own stock price and operations; and (ii) none of the settlement provisions precluded the agreements from being indexed to its own stock.

We consider the potential dilution resulting from the forward sale agreements on the earnings per share calculations and use the treasury stock method to determine the dilution resulting from the forward sale agreements during the period of time prior to settlement.

<u>ATM Direct Issuances</u>

During the year ended December 31, 2022, no shares of common stock were issued under the ATM Program.

During the year ended December 31, 2021, we issued a total of 3.0 million shares of common stock and received net proceeds of $92.3 million under the ATM Program and the 2018 ATM Program.

Future sales, if any, will depend on a variety of factors to be determined by us from time to time, including among others, market conditions, the trading price of our common stock, determinations by us of the appropriate sources of funding for us and potential uses of funding available to us.

<u>ATM Forward Agreements</u>

During the year ended December 31, 2022, we entered into forward sale agreements to sell an aggregate of 3.7 million shares of common stock at an average gross offering price of $31.61 per share. No shares were settled during the year ended December 31, 2022.

We expect to settle the forward sale agreements in full within 12 months of the respective agreement dates via physical delivery of the outstanding shares of common stock in exchange for cash proceeds, although we may elect cash settlement or net share settlement for all or a portion of our obligations under the forward sale agreements, subject to certain conditions.

During the year ended December 31, 2021, we did not enter into any forward sale agreements under the ATM Program.

Dividends

We elected to be treated as a REIT under the federal income tax laws with the year beginning January 1, 2001. To qualify for taxation as a REIT, we must, among other requirements such as those related to the composition of our assets and gross income, distribute annually to our stockholders at least 90% of our taxable income, including taxable income that is accrued by us without a corresponding receipt of cash.

It is also possible that instead of distributing 100% of our taxable income on an annual basis, we may decide to retain a portion of our taxable income and to pay taxes on such amounts as permitted by the Internal Revenue Service. Payment of dividends is subject to market conditions, our financial condition, including but not limited to, our continued compliance with the provisions of the Second Restated Credit Agreement, our senior unsecured notes and other factors, and therefore is not assured. In particular, the Second Restated Credit Agreement and our senior unsecured notes prohibit the payment of dividends during certain events of default.

Regular quarterly dividends paid to our stockholders aggregated $78.3 million, $70.8 million and $62.6 million for the years ended December 31, 2022, 2021 and 2020, respectively. There can be no assurance that we will continue to pay dividends at historical rates.

Contractual Obligations

Our significant contractual obligations and commitments, excluding extension options and unamortized debt issuance costs, as of December 31, 2022, were comprised of borrowings under the Second Restated Credit Agreement, our senior unsecured notes, operating and finance lease payments due to landlords, estimated environmental remediation expenditures and our funding commitments for capital improvements at certain properties.

Generally, leases with our tenants are triple-net leases with the tenant responsible for the operations conducted at our properties and for the payment of taxes, maintenance, repair, insurance, environmental remediation and other operating expenses.

We have no significant contractual obligations that are not fully recorded on our consolidated balance sheets or fully disclosed in the notes to our consolidated financial statements. We have no off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K promulgated by the Exchange Act.

Critical Accounting Policies and Estimates

The consolidated financial statements included in this Form 10-K have been prepared in conformity with accounting principles generally accepted in the United States of America. The preparation of consolidated financial statements in accordance with GAAP requires us to make estimates, judgments and assumptions that affect the amounts reported in our consolidated financial statements. Although we have made estimates, judgments and assumptions regarding future uncertainties relating to the information included in our consolidated financial statements, giving due consideration to the accounting policies selected and materiality, actual results could differ from these estimates, judgments and assumptions and such differences could be material.

Estimates, judgments and assumptions underlying the accompanying consolidated financial statements include, but are not limited to, real estate, receivables, deferred rent receivable, direct financing leases, depreciation and amortization, impairment of long-lived assets, environmental remediation obligations, litigation, accrued liabilities, income taxes and the allocation of the purchase price of properties acquired to the assets acquired and liabilities assumed. The information included in our consolidated financial statements that is based on estimates, judgments and assumptions is subject to significant change and is adjusted as circumstances change and as the uncertainties become more clearly defined.

Our accounting policies are described in Note 1 in "Item 8. Financial Statements and Supplementary Data". The SEC's Financial Reporting Release ("FRR") No. 60, *Cautionary Advice Regarding Disclosure About Critical Accounting Policies* ("FRR 60"), suggests that companies provide additional disclosure on those accounting policies considered most critical. FRR 60 considers an accounting policy to be critical if it is important to our financial condition and results of operations and requires significant judgment and estimates on the part of management in its application. We believe that our most critical accounting policies relate to revenue recognition and deferred rent receivable, direct financing leases, impairment of long-lived assets, environmental remediation obligations, litigation, income taxes, and the allocation of the purchase price of properties acquired to the assets acquired and liabilities assumed as described below.

Revenue Recognition and Deferred Rent Receivable

We earn revenue primarily from operating leases with our tenants. We recognize income under leases with our tenants, on the straight-line method, which effectively recognizes contractual lease payments evenly over the current term of the leases. The present value of the difference between the fair market rent and the contractual rent for in-place leases at the time properties are acquired is amortized into revenue from rental properties over the remaining lives of the in-place leases. A critical assumption in applying the straight-line accounting method is that the tenant will make all contractual lease payments during the current lease term and that the net deferred rent receivable balance will be collected when the payment is due, in accordance with the annual rent escalations provided for in the leases. We may be required to reserve, or provide reserves for a portion of, the recorded deferred rent receivable if it becomes apparent that the tenant may not make all of its contractual lease payments when due during the current term of the lease.

The present value of the difference between the fair market rent and the contractual rent for above-market and below-market leases at the time properties are acquired is amortized into revenues from rental properties over the remaining terms of the in-place leases. Lease termination fees are recognized as other income when earned upon the termination of a tenant's lease and relinquishment of space in which we have no further obligation to the tenant.

The sales of nonfinancial assets, such as real estate, are to be recognized when control of the asset transfers to the buyer, which will occur when the buyer has the ability to direct the use of or obtain substantially all of the remaining benefits from the asset. This generally occurs when the transaction closes and consideration is exchanged for control of the property.

Direct Financing Leases

Income under direct financing leases is included in revenues from rental properties and is recognized over the lease terms using the effective interest rate method which produces a constant periodic rate of return on the net investments in the leased properties. The investments in direct financing leases represents the investments in leased assets accounted for as direct financing leases. The investments in direct financing leases are increased for interest income earned and amortized over the life of the leases and reduced by the receipt of lease payments.

Impairment of Long-Lived Assets

Real estate assets represent "long-lived" assets for accounting purposes. We review the recorded value of long-lived assets for impairment in value whenever any events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. We may become aware of indicators of potentially impaired assets upon tenant or landlord lease renewals, upon receipt of notices of potential governmental takings and zoning issues, or upon other events that occur in the normal course of business that would cause us to review the operating results of the property. We believe our real estate assets are not carried at amounts in excess of their estimated net realizable fair value amounts.

Environmental Remediation Obligations

We provide for the estimated fair value of future environmental remediation obligations when it is probable that a liability has been incurred and a reasonable estimate of fair value can be made. See "Environmental Matters" below for additional information. Environmental liabilities net of related recoveries are measured based on their expected future cash flows which have been adjusted for inflation and discounted to present value. Since environmental exposures are difficult to assess and estimate and knowledge about these liabilities is not known upon the occurrence of a single event, but rather is gained over a continuum of events, we believe that it is appropriate that our accrual estimates are adjusted as the remediation treatment progresses, as circumstances change and as environmental contingencies become more clearly defined and reasonably estimable. A critical assumption in accruing for these liabilities is that the state environmental laws and regulations will be administered and enforced in the future in a manner that is consistent with past practices. Environmental liabilities are estimated net of recoveries of environmental costs from state UST remediation funds, with respect to past and future spending based on estimated recovery rates developed from our experience with the funds when such recoveries are considered probable. A critical assumption in accruing for these recoveries is that the state UST fund programs will be administered and funded in the future in a manner that is consistent with past practices and that future environmental spending will be eligible for reimbursement at historical rates under these programs. We accrue environmental liabilities based on our share of responsibility as defined in our lease contracts with our tenants and under various other agreements with others or if circumstances indicate that our counterparty may not have the financial resources to pay its share of the costs. It is possible that our assumptions regarding the ultimate allocation method and share of responsibility that we used to allocate environmental liabilities may change, which may result in material adjustments to the amounts recorded for environmental litigation accruals and environmental remediation liabilities. We may ultimately be responsible to pay for environmental liabilities as the property owner if our tenants or other counterparties fail to pay them. In certain environmental matters the effect on future financial results is not subject to reasonable estimation because considerable uncertainty exists both in terms of the probability of loss and the estimate of such loss. The ultimate liabilities resulting from such lawsuits and claims, if any, may be material to our results of operations in the period in which they are recognized.

Litigation

Legal fees related to litigation are expensed as legal services are performed. We provide for litigation accruals, including certain litigation related to environmental matters (see "Environmental Litigation" below for additional information), when it is probable that a liability has been incurred and a reasonable estimate of the liability can be made. If the estimate of the liability can only be identified as a range, and no amount within the range is a better estimate than any other amount, the minimum of the range is accrued for the liability.

Income Taxes

Our financial results generally do not reflect provisions for current or deferred federal income taxes because we elected to be treated as a REIT under the federal income tax laws effective January 1, 2001. Our intention is to operate in a manner that will allow us to continue to be treated as a REIT and, as a result, we do not expect to pay substantial corporate-level federal income taxes. Many of the REIT requirements, however, are highly technical and complex. If we were to fail to meet the requirements, we may be subject to federal income tax, excise taxes, penalties and interest or we may have to pay a deficiency dividend to eliminate any earnings and profits that were not distributed. Certain states do not follow the federal REIT rules and we have included provisions for these taxes in property costs.

Allocation of the Purchase Price of Properties Acquired

Upon acquisition of real estate and leasehold interests, we estimate the fair value of acquired tangible assets (consisting of land, buildings and improvements) "as if vacant" and identified intangible assets and liabilities (consisting of leasehold interests, above-market and below-market leases, in-place leases and tenant relationships) and assumed debt. Based on these estimates, we allocate the purchase price to the applicable assets and liabilities. Assumptions used are property and geographic specific and may include, among other things, capitalization rates, market rental rates and EBITDA to rent coverage ratios.

Environmental Matters

General

We are subject to numerous federal, state and local laws and regulations, including matters relating to the protection of the environment such as the remediation of known contamination and the retirement and decommissioning or removal of long-lived assets including buildings containing hazardous materials, USTs and other equipment. Environmental costs are principally attributable to remediation costs which are incurred for, among other things, removing USTs, excavation of contaminated soil and water, installing, operating, maintaining and decommissioning remediation systems, monitoring contamination and governmental agency compliance reporting required in connection with contaminated properties.

We enter into leases and various other agreements which contractually allocate responsibility between the parties for known and unknown environmental liabilities at or relating to the subject properties. Under applicable law, we are contingently liable for these environmental obligations in the event that our tenant does not satisfy them, and we are required to accrue for environmental liabilities that we believe are allocable to others under our leases if we determine that it is probable that our tenant will not meet its environmental obligations. It is possible that our assumptions regarding the ultimate allocation method and share of responsibility that we used to allocate environmental liabilities may change, which may result in material adjustments to the amounts recorded for environmental litigation accruals and environmental remediation liabilities. We assess whether to accrue for environmental liabilities based upon relevant factors including our tenants' histories of paying for such obligations, our assessment of their financial capability, and their intent to pay for such obligations. However, there can be no assurance that our assessments are correct or that our tenants who have paid their obligations in the past will continue to do so. We may ultimately be responsible to pay for environmental liabilities as the property owner if our tenant fails to pay them.

The estimated future costs for known environmental remediation requirements are accrued when it is probable that a liability has been incurred and a reasonable estimate of fair value can be made. The accrued liability is the aggregate of our estimate of the fair value of cost for each component of the liability, net of estimated recoveries from state UST remediation funds considering estimated recovery rates developed from prior experience with the funds.

For substantially all of our triple-net leases, our tenants are contractually responsible for compliance with environmental laws and regulations, removal of USTs at the end of their lease term (the cost of which is mainly the responsibility of our tenant but in certain cases partially paid for by us) and remediation of any environmental contamination that arises during the term of their tenancy. In addition, for substantially all of our triple-net leases, our tenants are contractually responsible for known environmental contamination that existed at the commencement of the lease and for preexisting unknown environmental contamination that is discovered during the term of the lease.

For the subset of our triple-net leases which cover properties previously leased to Marketing (substantially all of which commenced in 2012), the allocation of responsibility differs from our other triple-net leases as it relates to preexisting known and unknown contamination. Under the terms of our leases covering properties previously leased to Marketing, we agreed to be responsible for environmental contamination that was known at the time the lease commenced, and for unknown environmental contamination which existed prior to commencement of the lease and which is discovered (other than as a result of a voluntary site investigation) during the first 10 years of the lease term (or a shorter period for a minority of such leases) (a "Lookback Period"). Similarly, for certain properties previously leased to Marketing which we have sold, we have agreed to be responsible for environmental contamination that was known at the time of the sale and for unknown environmental contamination which existed prior to the sale and which is discovered (other than as a result of a voluntary site investigation) within 5 years of the closing (also, a "Lookback Period"). Substantially all of these Lookback Periods have now expired, therefore responsibility for all newly discovered contamination at these properties, even if it relates to periods prior to commencement of the lease or sale, is the contractual responsibility of our tenant or buyer as the case may be.

In the course of UST removals and replacements at certain properties previously leased to Marketing where we retained responsibility for preexisting unknown environmental contamination until expiration of the applicable Lookback Period, environmental contamination has been and continues to be discovered. As a result, we developed an estimate of fair value for the prospective future environmental liability resulting from preexisting unknown environmental contamination and accrued for these estimated costs. These estimates are based primarily upon quantifiable trends which we believe allow us to make reasonable estimates of fair value for the future costs of environmental remediation resulting from the anticipated removal and replacement of USTs. Our accrual of this liability represents our estimate of the fair value of the cost for each component of the liability, net of estimated recoveries from state UST remediation funds considering estimated recovery rates developed from prior experience. In arriving at our accrual, we analyzed the ages and expected useful lives of USTs at properties where we would be responsible for preexisting unknown environmental contamination and we projected a cost to closure for remediation of such contamination.

During the twelve months ended December 31, 2022, the Lookback Periods for most of the properties we previously leased to Marketing expired. Based on the expiration of the Lookback Periods, together with other factors which have significantly mitigated our potential liability for preexisting environmental obligations, including the absence of any contractual obligations relating to properties which have been sold, quantifiable trends associated with types and ages of USTs at issue, expectations regarding future UST replacements, and historical trends and expectations regarding discovery of preexisting unknown environmental contamination and/or attempted pursuit of the Company therefor, we concluded that there is no material continued risk of having to satisfy contractual obligations relating to preexisting unknown environmental contamination at certain properties. Accordingly, we removed $23.5 million of unknown reserve liabilities which had previously been accrued for these properties. This resulted in a net credit of $22.2 million being recorded to environmental expense for the twelve months ended December 31, 2022.

We continue to anticipate that our tenants under leases where the Lookback Periods have expired will replace USTs in the years ahead as these USTs near the end of their expected useful lives. At many of these properties the USTs in use are fabricated with older generation materials and technologies and we believe it is prudent to expect that upon their removal preexisting unknown environmental contamination will be identified. Although contractually these tenants are now responsible for preexisting unknown environmental contamination that is discovered during UST replacements, because the applicable Lookback Periods have expired before the end of the initial term of these leases, together with other relevant factors, we believe there remains continued risk that we will be responsible for remediation of preexisting environmental contamination associated with future UST removals at certain properties. Accordingly, we believe it is appropriate at this time to maintain $11.1 million of unknown reserve liabilities for certain properties with respect to which the Lookback Periods have expired as of December 31, 2022.

We measure our environmental remediation liabilities at fair value based on expected future net cash flows, adjusted for inflation (using a range of 2.0% to 2.75%), and then discount them to present value (using a range of 4.0% to 7.0%). We adjust our environmental remediation liabilities quarterly to reflect changes in projected expenditures, changes in present value due to the passage of time and reductions in estimated liabilities as a result of actual expenditures incurred during each quarter. As of December 31, 2022, we had accrued a total of $23.2 million for our prospective environmental remediation obligations. This accrual consisted of (a) $10.8 million, which was our estimate of reasonably estimable environmental remediation liability, including obligations to remove USTs for which we are responsible, net of estimated recoveries and (b) $12.4 million for future environmental liabilities related to preexisting unknown contamination. As of December 31, 2021, we had accrued a total of $47.6 million for our prospective environmental remediation obligations. This accrual consisted of (a) $11.4 million, which was our estimate of reasonably estimable environmental remediation liability, including obligations to remove USTs for which we are responsible, net of estimated recoveries and (b) $36.2 million for future environmental liabilities related to preexisting unknown contamination.

Environmental liabilities are accreted for the change in present value due to the passage of time and, accordingly, $1.3 million, $1.7 million and $1.8 million of net accretion expense was recorded for the years ended December 31, 2022, 2021 and 2020, respectively, which is included in environmental expenses. In addition, during the years ended December 31, 2022, 2021 and 2020, we recorded credits to environmental expenses aggregating $23.8 million, $1.8 million and $3.1 million, respectively, where decreases in estimated remediation costs exceeded the depreciated carrying value of previously capitalized asset retirement costs. Environmental expenses also include project management fees, legal fees and environmental litigation accruals.

During the years ended December 31, 2022 and 2021, we increased the carrying values of certain of our properties by $3.3 million and $3.0 million, respectively, due to changes in estimated environmental remediation costs. The recognition and subsequent changes in estimates in environmental liabilities and the increase or decrease in carrying values of the properties are non-cash transactions which do not appear on our consolidated statements of cash flows.

Capitalized asset retirement costs are being depreciated over the estimated remaining life of the UST, a 10-year period if the increase in carrying value is related to environmental remediation obligations or such shorter period if circumstances warrant, such as the remaining lease term for properties we lease from others. Depreciation and amortization expense related to capitalized asset retirement costs in our consolidated statements of operations for the years ended December 31, 2022, 2021 and 2020, were $3.7 million, $4.0 million and $4.0 million, respectively. Capitalized asset retirement costs were $33.2 million (consisting of $24.7 million of known environmental liabilities and $8.5 million of reserves for future environmental liabilities) as of December 31, 2022, and $39.7 million (consisting of $24.1 million of known environmental liabilities and $15.6 million of reserves for future environmental liabilities) as of December 31, 2021. We recorded impairment charges aggregating $2.5 million and $3.1 million for the years ended December 31, 2022 and 2021, respectively, for capitalized asset retirement costs.

For additional information regarding risks related to our potential environmental exposure, see "Item 1A. Risk Factors – We incur significant operating costs and, from time to time, may have significant liability accruals as a result of environmental laws and regulations, which costs and accruals could significantly increase, and reduce our profitability or have a material adverse effect on our business, financial condition, results of operations, liquidity, ability to pay dividends or stock price" in this Form 10-K.

In July 2012, we purchased a 10-year pollution legal liability insurance policy covering substantially all of our properties at that time for discovery of preexisting unknown environmental liabilities and for new environmental events. The policy had a $50.0 million aggregate limit and was subject to various self-insured retentions and other conditions and limitations. This policy expired in July 2022, although claims made prior to such expiration remain subject to coverage. In September 2022, we purchased a 5-year pollution legal liability insurance policy to cover a subset of our properties which we believe present the greatest risk for discovery of preexisting unknown environmental liabilities and for new environmental events. The policy has a $25.0 million in aggregate limit and is subject to various self-insured retentions and other conditions and limitations. Our intention in purchasing this policy was to obtain protection for certain properties which we believe have the greatest risk of significant environmental events.

In light of the uncertainties associated with environmental expenditure contingencies, we are unable to estimate ranges in excess of the amount accrued with any certainty; however, we believe that it is possible that the fair value of future actual net expenditures could be substantially higher than amounts currently recorded by us. Adjustments to accrued liabilities for environmental remediation obligations will be reflected in our consolidated financial statements as they become probable and a reasonable estimate of fair value can be made.

Environmental Litigation

We are subject to various legal proceedings and claims which arise in the ordinary course of our business. As of December 31, 2022 and 2021, we had accrued $0.3 million and $1.9 million, respectively, for certain of these matters which we believe were appropriate based on information then currently available. It is possible that our assumptions regarding the ultimate allocation method and share of responsibility that we used to allocate environmental liabilities may change, which may result in our providing an accrual, or adjustments to the amounts recorded, for environmental litigation accruals. Matters related to our former Newark, New Jersey Terminal and the Lower Passaic River and MTBE litigations in the states of Pennsylvania and Maryland, in particular, could cause a material adverse effect on our business, financial condition, results of operations, liquidity, ability to pay dividends or stock price. For additional information with respect to these and other pending environmental lawsuits and claims, see "Item 3. Legal Proceedings" and Note 3 in "Item 8. Financial Statements and Supplementary Data" in this Form 10-K.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

We are exposed to interest rate risk, primarily as a result of the Second Restated Credit Agreement which provides for the Revolving Facility in an aggregate principal amount of $300.0 million and includes an accordion feature to increase the revolving commitments or add one or more tranches of term loans up to an additional aggregate amount not to exceed $300.0 million. Borrowings under the Revolving Facility bear interest at a rate equal to (i) the sum of a SOFR rate plus a SOFR adjustment of 0.10% plus a margin of 1.30% to 1.90% or (ii) the sum of a base rate plus a margin of 0.30% to 0.90% based on our consolidated total indebtedness to total asset value ratio at the end of each quarterly reporting period. We use borrowings under the Revolving Facility to finance acquisitions and for general corporate purposes. Borrowings outstanding at variable interest rates under the Revolving Facility as of December 31, 2022, were $70.0 million.

Based on our outstanding borrowings under the Revolving Facility of $70.0 million for the year ended December 31, 2022, an increase in market interest rates of 1.0% for 2023 would decrease our 2023 net income and cash flows by approximately $0.7 million. This amount was determined by calculating the effect of a hypothetical interest rate change on our borrowings floating at market rates and assumes that the $70.0 million outstanding borrowings under the Revolving Facility is indicative of our future average floating interest rate borrowings for 2023 before considering additional borrowings required for future acquisitions or repayment of outstanding borrowings from proceeds of future equity offerings. The calculation also assumes that there are no other changes in our financial structure or the terms of our borrowings. Our exposure to fluctuations in interest rates will increase or decrease in the future with increases or decreases in the outstanding amount under our Second Restated Credit Agreement and with increases or decreases in amounts outstanding under borrowing agreements entered into with interest rates floating at market rates.

In order to minimize our exposure to credit risk associated with financial instruments, we place our temporary cash investments, if any, with high credit quality institutions. Temporary cash investments, if any, are currently held in an overnight bank time deposit with JPMorgan Chase Bank, N.A. and these balances, at times, may exceed federally insurable limits.

See "Part I. Item. 1A. Risk Factors" in this Annual Report on Form 10-K for additional information.

Item 8. Financial Statements and Supplementary Data

GETTY REALTY CORP. INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

GETTY REALTY CORP. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	December 31,			
	2022		2021	
ASSETS:				
Real Estate:				
Land	$	802,010	$	772,088
Buildings and improvements		707,352		632,074
Investment in direct financing leases, net		66,185		71,647
Construction in progress		578		693
Real estate held for use		1,576,125		1,476,502
Less accumulated depreciation and amortization		(232,812)		(209,040)
Real estate held for use, net		1,343,313		1,267,462
Real estate held for sale, net		3,757		3,621
Real estate, net		1,347,070		1,271,083
Notes and mortgages receivable		34,313		14,699
Cash and cash equivalents		8,713		24,738
Restricted cash		2,536		1,723
Deferred rent receivable		50,391		46,933
Accounts receivable		4,247		3,538
Right-of-use assets - operating		18,193		21,092
Right-of-use assets - finance		277		379
Prepaid expenses and other assets		96,555		82,763
Total assets	$	1,562,295	$	1,466,948
LIABILITIES AND STOCKHOLDERS' EQUITY:				
Borrowings under credit agreement	$	70,000	$	60,000
Senior unsecured notes, net		623,492		523,850
Environmental remediation obligations		23,155		47,597
Dividends payable		20,576		19,467
Lease liability - operating		19,959		22,980
Lease liability - finance		1,518		2,005
Accounts payable and accrued liabilities		43,745		45,941
Total liabilities		802,445		721,840
Commitments and contingencies		—		—
Stockholders' equity:				
Preferred stock, $0.01 par value; 20,000,000 authorized; unissued		—		—
Common stock, $0.01 par value; 100,000,000 shares authorized; 46,734,790 and 46,715,734 shares issued and outstanding, respectively		467		467
Additional paid-in capital		822,340		818,209
Dividends paid in excess of earnings		(62,957)		(73,568)
Total stockholders' equity		759,850		745,108
Total liabilities and stockholders' equity	$	1,562,295	$	1,466,948

The accompanying notes are an integral part of these consolidated financial statements.

GETTY REALTY CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

| | Year ended December 31, | | | | | |
	2022		2021		2020	
Revenues:						
Revenues from rental properties	$	163,889	$	153,886	$	144,601
Interest on notes and mortgages receivable		1,699		1,522		2,745
Total revenues		165,588		155,408		147,346
Operating expenses:						
Property costs		21,553		22,048		23,520
Impairments		3,545		4,404		4,258
Environmental		(20,902)		3,548		1,054
General and administrative		20,621		20,151		17,294
Depreciation and amortization		39,902		35,518		30,191
Total operating expenses		64,719		85,669		76,317
Gains on dispositions of real estate		16,423		16,718		4,548
Operating income		117,292		86,457		75,577
Other income, net		413		1,075		21,129
Interest expense		(27,662)		(24,672)		(26,085)
Loss on extinguishment of debt		—		—		(1,233)
Net earnings	$	90,043	$	62,860	$	69,388
Basic earnings per common share:						
Net Earnings	$	1.88	$	1.37	$	1.62
Diluted earnings per common share:						
Net Earnings	$	1.88	$	1.37	$	1.62
Weighted average common shares outstanding:						
Basic		46,730		44,782		42,040
Diluted		46,838		44,819		42,070

The accompanying notes are an integral part of these consolidated financial statements.

GETTY REALTY CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year ended December 31,		
	2022	**2021**	**2020**
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net earnings	$ 90,043	$ 62,860	$ 69,388
Adjustments to reconcile net earnings to net cash flow provided by operating activities:			
Depreciation and amortization expense	39,902	35,518	30,191
Impairment charges	3,545	4,404	4,258
Gains on dispositions of real estate	(16,423)	(16,718)	(4,548)
Loss on extinguishment of debt	—	—	1,233
Deferred rent receivable	(3,458)	(2,778)	(2,903)
Allowance for credit loss on notes and mortgages receivable and direct financing leases	50	(132)	368
Amortization of above-market and below-market leases	14	(71)	(314)
Amortization of investment in direct financing leases	5,392	4,846	4,210
Amortization of debt issuance costs	946	1,013	1,053
Accretion expense	1,259	1,705	1,841
Stock-based compensation expense	4,775	3,997	3,130
Changes in assets and liabilities:			
Accounts receivable	(784)	60	(1,048)
Prepaid expenses and other assets	(1,965)	(997)	(1,253)
Environmental remediation obligations	(28,088)	(6,335)	(9,490)
Accounts payable and accrued liabilities	(2,122)	(554)	(13,289)
Net cash flow provided by operating activities	93,086	86,818	82,827
CASH FLOWS FROM INVESTING ACTIVITIES:			
Property acquisitions	(137,275)	(194,292)	(149,955)
Capital expenditures	—	(271)	(282)
Addition to construction in progress	(56)	(312)	(275)
Proceeds from dispositions of real estate	24,204	24,796	5,433
Deposits for property acquisitions	(8,265)	3,298	(2,368)
Issuance of notes and mortgages receivable	(19,312)	(13,515)	(2,932)
Collection of notes and mortgages receivable	1,648	10,564	22,962
Net cash flow used in investing activities	(139,056)	(169,732)	(127,417)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Borrowings under credit agreements	90,000	175,000	140,000
Repayments under credit agreements	(80,000)	(140,000)	(135,000)
Proceeds from senior unsecured notes	100,000	—	175,000
Repayments under senior unsecured notes	—	—	(100,000)
Payment for extinguishment of debt	—	—	(1,233)
Payments of finance lease liability	(487)	(645)	(650)
Payments of cash dividends	(78,264)	(70,770)	(62,626)
Payments of debt issuance costs	(611)	(2,586)	(410)
Security deposits refunded	823	(233)	(31)
Payments in settlement of restricted stock units	(496)	(730)	(257)
Proceeds from issuance of common stock, net - ATM Program	(207)	92,285	63,187
Net cash flow provided by financing activities	30,758	52,321	77,980
Change in cash, cash equivalents and restricted cash	(15,212)	(30,593)	33,390
Cash, cash equivalents and restricted cash at beginning of year	26,461	57,054	23,664
Cash, cash equivalents and restricted cash at end of year	$ 11,249	$ 26,461	$ 57,054

	Year ended December 31,		
	2022	**2021**	**2020**
Supplemental disclosures of cash flow information			
Cash paid during the period for:			
Interest	$ 26,526	$ 23,690	$ 25,651
Income taxes	557	355	350
Environmental remediation obligations	4,252	4,568	6,355
Non-cash transactions			
Dividends declared but not yet paid	$ 20,576	$ 19,467	$ 17,332
Issuance of notes and mortgages receivable related to property dispositions	1,050	428	792

The accompanying notes are an integral part of these consolidated financial statements.

49

NOTE 1. — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements include the accounts of Getty Realty Corp. and its wholly-owned subsidiaries. The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). We do not distinguish our principal business or our operations on a geographical basis for purposes of measuring performance. We manage and evaluate our operations as a single segment. All significant intercompany accounts and transactions have been eliminated.

Use of Estimates, Judgments and Assumptions

The consolidated financial statements have been prepared in conformity with GAAP, which requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and revenues and expenses during the period reported. Estimates, judgments and assumptions underlying the accompanying consolidated financial statements include, but are not limited to, real estate, receivables, deferred rent receivable, direct financing leases, depreciation and amortization, impairment of long-lived assets, environmental remediation costs, environmental remediation obligations, litigation, accrued liabilities, income taxes and the allocation of the purchase price of properties acquired to the assets acquired and liabilities assumed. Application of these estimates and assumptions requires exercise of judgment as to future uncertainties and, as a result, actual results could differ materially from these estimates.

Reclassifications

Certain prior year amounts have been reclassified to conform to current year presentation. Such reclassifications had no impact on previously reported net earnings.

Real Estate

Real estate assets are stated at cost less accumulated depreciation and amortization. For acquisitions of real estate we estimate the fair value of acquired tangible assets (consisting of land, buildings and improvements) "as if vacant" and identified intangible assets and liabilities (consisting of leasehold interests, above-market and below-market leases, in-place leases and tenant relationships) and assumed debt. Based on these estimates, we allocate the estimated fair value to the applicable assets and liabilities. Fair value is determined based on an exit price approach, which contemplates the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Assumptions used are property and geographic specific and may include, among other things, capitalization rates, market rental rates, discount rates and EBITDA to rent coverage ratios.

We expense transaction costs associated with business combinations in the period incurred. Acquisitions of real estate which do not meet the definition of a business are accounted for as asset acquisitions. The accounting model for asset acquisitions is similar to the accounting model for business combinations except that the acquisition costs are capitalized and allocated to the individual assets acquired and liabilities assumed on a relative fair value basis. For additional information regarding property acquisitions, see Note 12 – Property Acquisitions.

We capitalize direct costs, including costs such as construction costs and professional services, and indirect costs associated with the development and construction of real estate assets while substantive activities are ongoing to prepare the assets for their intended use. The capitalization period begins when development activities are underway and ends when it is determined that the asset is substantially complete and ready for its intended use.

We evaluate the held for sale classification of our real estate as of the end of each quarter. Assets that are classified as held for sale are recorded at the lower of their carrying amount or fair value less costs to sell.

When real estate assets are sold or retired, the cost and related accumulated depreciation and amortization is eliminated from the respective accounts and any gain or loss is credited or charged to income. We evaluate real estate sale transactions where we provide seller financing to determine sale and gain recognition in accordance with GAAP. Expenditures for maintenance and repairs are charged to income when incurred.

Depreciation and Amortization

Depreciation of real estate is computed on the straight-line method based upon the estimated useful lives of the assets, which generally range from 16 to 25 years for buildings and improvements, or the term of the lease if shorter. Asset retirement costs are depreciated over the shorter of the remaining useful lives of USTs or 10 years for asset retirement costs related to environmental remediation obligations, which costs are attributable to the group of assets identified at a property. Leasehold interests and in-place leases are amortized over the remaining term of the underlying lease.

Direct Financing Leases

Income under direct financing leases is included in revenues from rental properties and is recognized over the lease terms using the effective interest rate method which produces a constant periodic rate of return on the net investments in the leased properties. The investments in direct financing leases are increased for interest income earned and amortized over the life of the leases and reduced by the receipt of lease payments. We consider direct financing leases to be past-due or delinquent when a contractually required payment is not remitted in accordance with the provisions of the underlying agreement.

On June 16, 2016, the Financial Accounting Standards Board (the "FASB") issued ASU 2016-13, *Financial Instruments – Credit Losses (Topic 326): Measurements of Credit Losses on Financial Instruments* ("ASU 2016-13"). The accounting standard became effective for us and was adopted on January 1, 2020. For additional information regarding our senior secured notes, see Note 2 in "Item 8. Financial Statements and Supplementary Data" in this Form 10-K.

We review our direct financing leases each reporting period to determine whether there were any indicators that the value of our net investments in direct financing leases may be impaired and adjust the allowance for any estimated changes in the credit loss with the resulting change recorded through our consolidated statement of operations. When determining a possible impairment, we take into consideration the collectability of direct financing lease receivables for which a reserve would be required. In addition, we determine whether there has been a permanent decline in the current estimate of the residual value of the property.

When we enter into a contract to sell properties that are recorded as direct financing leases, we evaluate whether we believe that it is probable that the disposition will occur. If we determine that the disposition is probable and therefore the property's holding period is reduced, we record an allowance for credit losses to reflect the change in the estimate of the undiscounted future rents. Accordingly, the net investment balance is written down to fair value.

Notes and Mortgages Receivable

Notes and mortgages receivable consists of loans originated by us in conjunction with property dispositions and funding provided to tenants in conjunction with property acquisitions and capital improvements. Notes and mortgages receivable are recorded at stated principal amounts. In conjunction with our adoption of ASU 2016-13 on January 1, 2020, we estimate our credit loss reserve for our notes and mortgages receivable using the weighted average remaining maturity ("WARM") method, which has been identified as an acceptable loss-rate method for estimating credit loss reserves in the FASB Staff Q&A Topic 326, No. 1. The WARM method requires us to reference historic loan loss data across a comparable data set and apply such loss rate to our notes and mortgages portfolio over its expected remaining term, taking into consideration expected economic conditions over the relevant timeframe. We applied the WARM method for our notes and mortgages portfolio, which share similar risk characteristics. Application of the WARM method to estimate a credit loss reserve requires significant judgment, including (i) the historical loan loss reference data, (ii) the expected timing and amount of loan repayments, and (iii) the current credit quality of our portfolio and our expectations of performance and market conditions over the relevant time period. To estimate the historic loan losses relevant to our portfolio, we used our historical loan performance since the launch of our loan origination business in 2013. Upon adoption of ASU 2016-13 on January 1, 2020, we recorded a credit loss reserve of $309,000, which was recognized as a cumulative adjustment to retained earnings and as a reduction of the aggregate outstanding principal balance of $30,855,000 on the notes and mortgages receivable balance on our consolidated balance sheets on January 1, 2020. Periods prior to the adoption date that are presented for comparative purposes were not adjusted. At December 31, 2022 and 2021 the allowance for credit losses on notes and mortgages receivable was $278,000 and $297,000, respectively.

From time to time, we may originate construction loans for the construction of income-producing properties. During the year ended December 31, 2022, we funded construction loans in the amount of $20,193,000 and, as of December 31, 2022 construction loans totaling $25,898,000 were outstanding. Our construction loans generally provide for funding only during the construction phase, which is typically up to nine months, although our policy is to consider construction periods as long as 24 months. Funds are disbursed based on inspections in accordance with a schedule reflecting the completion of portions of the project. We also review and inspect each property before disbursement of funds during the term of the construction loan. At the end of the construction phase, the construction loan will be repaid with the proceeds from the sale of the property. We have the option to purchase the property at the end of the construction period.

Cash and Cash Equivalents

We consider all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Our cash and cash equivalents are held in the custody of financial institutions, and these balances, at times, may exceed federally insurable limits.

Restricted Cash

Restricted cash consists of cash that is contractually restricted or held in escrow pursuant to various agreements with counterparties. At December 31, 2022 and 2021, restricted cash of $2,536,000 and $1,723,000, respectively, consisted of security deposits received from our tenants.

Revenue Recognition and Deferred Rent Receivable

On January 1, 2018, we adopted ASU 2014-09, Revenue from Contracts with Customers (Topic 606), ("Topic 606") using the modified retrospective method applying it to any open contracts as of January 1, 2018. The new guidance provides a unified model to determine how revenue is recognized. To determine the proper amount of revenue to be recognized, we perform the following steps: (i) identify the contract with the customer, (ii) identify the performance obligations within the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations and (v) recognize revenue when (or as) a performance obligation is satisfied. Our primary source of revenue consists of revenue from rental properties and tenant reimbursements that is derived from leasing arrangements, which is specifically excluded from the standard, and thus had no material impact on our consolidated financial statements or notes to our consolidated financial statements as of December 31, 2022, 2021 and 2020.

Lease payments from operating leases are recognized on a straight-line basis over the term of the leases. The cumulative difference between lease revenue recognized under this method and the contractual lease payment terms is recorded as deferred rent receivable on our consolidated balance sheets. We review our accounts receivable, including its deferred rent receivable, related to base rents, straight-line rents, tenant reimbursements and other revenues for collectability. Our evaluation of collectability primarily consists of reviewing past due account balances and considers such factors as the credit quality of our tenant, historical trends of the tenant, changes in tenant payment terms, current economic trends, and other facts and circumstances related to the applicable tenants. In addition, with respect to tenants in bankruptcy, we estimate the probable recovery through bankruptcy claims. If a tenant's accounts receivable balance is considered uncollectable, we will write off the related receivable balances and cease to recognize lease income, including straight-line rent unless cash is received. If the collectability assessment subsequently changes to probable, any difference between the lease income that would have been recognized if collectability had always been assessed as probable and the lease income recognized to date, is recognized as a current-period adjustment to revenues from rental properties. Our reported net earnings are directly affected by our estimate of the collectability of our accounts receivable.

The present value of the difference between the fair market rent and the contractual rent for above-market and below-market leases at the time properties are acquired is amortized into revenues from rental properties over the remaining terms of the in-place leases. Lease termination fees are recognized as other income when earned upon the termination of a tenant's lease and relinquishment of space in which we have no further obligation to the tenant.

The sales of nonfinancial assets, such as real estate, are to be recognized when control of the asset transfers to the buyer, which will occur when the buyer has the ability to direct the use of or obtain substantially all of the remaining benefits from the asset. This generally occurs when the transaction closes and consideration is exchanged for control of the property.

Impairment of Long-Lived Assets

Assets are written down to fair value when events and circumstances indicate that the assets might be impaired and the projected undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets. Assets held for disposal are written down to fair value less estimated disposition costs.

We recorded impairment charges aggregating $3,545,000, $4,404,000 and $4,258,000 for the years ended December 31, 2022, 2021 and 2020, respectively. Our estimated fair values, as they relate to property carrying values, were primarily based upon (i) estimated sales prices from third-party offers based on signed contracts, letters of intent or indicative bids, for which we do not have access to the unobservable inputs used to determine these estimated fair values, and/or consideration of the amount that currently would be required to replace the asset, as adjusted for obsolescence (this method was used to determine $1,079,000 of the $3,545,000 in impairments recognized during the year ended December 31, 2022). During the year ended December 31, 2022, we recorded the remaining impairments of $2,466,000 of the $3,545,000 due to the accumulation of asset retirement costs as a result of changes in estimates associated with our estimated environmental liabilities which increased the carrying values of certain properties in excess of their fair values. For the years ended December 31, 2022, 2021 and 2020, impairment charges aggregating $1,089,000, $919,000 and $932,000, respectively, were related to properties that were previously disposed of by us.

The estimated fair value of real estate is based on the price that would be received from the sale of the property in an orderly transaction between market participants at the measurement date. In general, we consider multiple internal valuation techniques when measuring the fair value of a property, all of which are based on unobservable inputs and assumptions that are classified within Level 3 of the Fair Value Hierarchy. These unobservable inputs include assumed holding periods ranging up to 15 years, assumed average rent increases of 2.0% annually, income capitalized at a rate of 8.0% and cash flows discounted at a rate of 7.0%. These assessments have a direct impact on our net income because recording an impairment loss results in an immediate negative adjustment to net income. The evaluation of anticipated cash flows is highly subjective and is based in part on assumptions regarding future rental rates and operating expenses that could differ materially from actual results in future periods. Where properties held for use have been identified as having a potential for sale, additional judgments are required related to the determination as to the appropriate period over which the projected undiscounted cash flows should include the operating cash flows and the amount included as the estimated residual value. This requires significant judgment. In some cases, the results of whether impairment is indicated are sensitive to changes in assumptions input into the estimates, including the holding period until expected sale.

Fair Value of Financial Instruments

All of our financial instruments are reflected in the accompanying consolidated balance sheets at amounts which, in our estimation based upon an interpretation of available market information and valuation methodologies, reasonably approximate their fair values, except those separately disclosed in the notes below.

The preparation of consolidated financial statements in accordance with GAAP requires management to make estimates of fair value that affect the reported amounts of assets and liabilities and disclosure of assets and liabilities at the date of the consolidated financial statements and revenues and expenses during the period reported using a hierarchy (the "Fair Value Hierarchy") that prioritizes the inputs to valuation techniques used to measure the fair value. The Fair Value Hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The levels of the Fair Value Hierarchy are as follows: "Level 1" – inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that we have the ability to access at the measurement date; "Level 2" – inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active; and "Level 3" – inputs that are unobservable. Certain types of assets and liabilities are recorded at fair value either on a recurring or non-recurring basis. Assets required or elected to be marked-to-market and reported at fair value every reporting period are valued on a recurring basis. Other assets not required to be recorded at fair value every period may be recorded at fair value if a specific provision or other impairment is recorded within the period to mark the carrying value of the asset to market as of the reporting date. Such assets are valued on a non-recurring basis.

Environmental Remediation Obligations

We record the fair value of a liability for an environmental remediation obligation as an asset and liability when there is a legal obligation associated with the retirement of a tangible long-lived asset and the liability can be reasonably estimated. Environmental remediation obligations are estimated based on the level and impact of contamination at each property. The accrued liability is the aggregate of our estimate of the fair value of cost for each component of the liability. The accrued liability is net of estimated recoveries from state UST remediation funds considering estimated recovery rates developed from prior experience with the funds. Net environmental liabilities are currently measured based on their expected future cash flows which have been adjusted for inflation and discounted to present value. We accrue for environmental liabilities that we believe are allocable to other potentially responsible parties if it becomes probable that the other parties will not pay their environmental remediation obligations.

Litigation

Legal fees related to litigation are expensed as legal services are performed. We provide for litigation accruals, including certain litigation related to environmental matters, when it is probable that a liability has been incurred and a reasonable estimate of the liability can be made. If the estimate of the liability can only be identified as a range, and no amount within the range is a better estimate than any other amount, the minimum of the range is accrued for the liability. We accrue our share of environmental litigation liabilities based on our assumptions of the ultimate allocation method and share that will be used when determining our share of responsibility.

Income Taxes

We file a federal income tax return on which are consolidated our tax items and the tax items of our subsidiaries that are pass-through entities. Effective January 1, 2001, we elected to qualify, and believe that we are operating so as to qualify, as a REIT for federal income tax purposes. Accordingly, we generally will not be subject to federal income tax on qualifying REIT income, provided that distributions to our stockholders equal at least the amount of our taxable income as defined under the Internal Revenue Code. We accrue for uncertain tax matters when appropriate. The accrual for uncertain tax positions is adjusted as circumstances change and as the uncertainties become more clearly defined, such as when audits are settled or exposures expire. Tax returns for the years 2019, 2020 and 2021, and tax returns which will be filed for the year ended 2022, remain open to examination by federal and state tax jurisdictions under the respective statutes of limitations.

New Accounting Pronouncements

On March 12, 2020, the FASB issued ASU 2020-04, *Reference Rate Reform (Topic 848)* ("ASU 2020-04"). ASU 2020-04 contains practical expedients for reference rate reform related activities that impact debt, leases, derivatives and other contracts. The guidance in ASU 2020-04 provides optional expedients and exceptions for applying generally accepted accounting principles to contract modifications and hedging relationships, subject to meeting certain criteria, that reference LIBOR or another reference rate expected to be discontinued. We adopted ASU 2020-04 during 2022 and the adoption of ASU 2020-04 did not have a material impact on our consolidated financial statements.

NOTE 2. — LEASES

As Lessor

As of December 31, 2022, we owned 997 properties and leased 42 properties from third-party landlords. These 1,039 properties are located in 38 states across the United States and Washington, D.C. Substantially all of our properties are leased on a triple-net basis to convenience store operators, petroleum distributors, car wash operators and other automotive-related and retail tenants. Our tenants either operate their business at our properties directly or, in the case of certain convenience stores and gasoline and repair stations, sublet our properties and supply fuel to third parties that operate the businesses. Our triple-net lease tenants are responsible for the payment of all taxes, maintenance, repairs, insurance and other operating expenses relating to our properties, and are also responsible for environmental contamination occurring during the terms of their leases and in certain cases also for environmental contamination that existed before their leases commenced. For additional information regarding our environmental obligations, see Note 5 – Environmental Obligations.

The majority of our tenants' financial results depend on convenience store sales, the sale of refined petroleum products and/or the sale of automotive services and parts. As a result, our tenants' financial results can be dependent on the performance of the automobile manufacturing, petroleum marketing and automobile aftermarket industries, each of which are highly competitive and can be subject to variability. During the terms of our leases, we monitor the credit quality of our triple-net lease tenants by reviewing their published credit rating, if available, reviewing publicly available financial statements, or reviewing financial or other operating statements which are delivered to us pursuant to applicable lease agreements, monitoring news reports regarding our tenants and their respective businesses, and monitoring the timeliness of lease payments and the performance of other financial covenants under their leases.

Pursuant to ASU 2016-02, for leases in which we are the lessor, we are (i) retaining classification of our historical leases as we were not required to reassess classification upon adoption of the new standard, (ii) expensing indirect leasing costs in connection with new or extended tenant leases, the recognition of which would have been deferred under prior accounting guidance and (iii) aggregating revenue from our lease components and non-lease components (comprised of tenant reimbursements) into revenue from rental properties.

Revenues from rental properties for the years ended December 31, 2022, 2021 and 2020, were $163,889,000, $153,886,000 and $144,601,000, respectively. Base rental income included in revenues from rental properties was $149,098,000, $138,691,000 and $128,246,000 for the years ended December 31, 2022, 2021 and 2020, respectively.

In accordance with GAAP, we recognize rental revenue in amounts which vary from the amount of rent contractually due during the periods presented. As a result, revenues from rental properties include non-cash adjustments recorded for deferred rental revenue due to the recognition of rental income on a straight-line basis over the current lease term, the net amortization of above-market and below-market leases, rental income recorded under direct financing leases using the effective interest method which produces a constant periodic rate of return on the net investments in the leased properties and the amortization of deferred lease incentives (collectively, "Revenue Recognition Adjustments"). Revenue Recognition Adjustments included in revenues from rental properties resulted in a reduction in revenue of $1,948,000, $1,964,000, and $895,000 for the year ended December 31, 2022, 2021 and 2020 respectively.

Tenant reimbursements, which are included in revenues from rental properties and which consist of real estate taxes and other municipal charges paid by us which were reimbursed by our tenants pursuant to the terms of triple-net lease agreements, were $16,739,000, $17,159,000 and $17,250,000 for the years ended December 31, 2022, 2021 and 2020, respectively.

Direct Financing Leases

The components of the investment in direct financing leases as of December 31, 2022 are as follows (in thousands):

	2022	2021
Lease payments receivable	$ 85,336	$ 98,539
Unguaranteed residual value	13,928	13,928
Unearned Income	(32,184)	(39,994)
Allowance for credit losses	(895)	(826)
Total	$ 66,185	$ 71,647

In accordance with ASU 2016-13, we applied changes in loss reserves related to these direct financing leases totaling $578,000 as a cumulative adjustment to retained earnings and as a reduction of the investment in direct financing leases balance on our consolidated balance sheets on January 1, 2020. During the year ended December 31, 2020, we recorded an allowance for credit losses of $340,000 on our net investments in direct financing leases due to changes in expected economic conditions, which was included within other income in our consolidated statements of operations. During the year ended December 31, 2022 and 2021, we recorded an additional allowance and a reduction for credit losses of $69,000 and $92,000, respectively, on our net investments in direct financing leases due to changes in expected economic conditions, which was included within other income in our consolidated statements of operations. At December 31, 2022 and 2021, we recorded an allowance for credit losses of $895,000 and $826,000, respectively on investment in direct financing leases.

Future contractual annual rentals receivable from our tenants, which have terms in excess of one year as of December 31, 2022, are as follows (in thousands):

	Operating Leases		Direct Financing Leases	
2023	$	141,619	$	13,237
2024		141,812		13,380
2025		141,924		13,412
2026		133,653		10,386
2027		126,476		10,319
Thereafter		733,871		24,602
Total	$	1,419,355	$	85,336

As Lessee

For leases in which we are the lessee, ASU 2016-02 requires leases with durations greater than twelve months to be recognized on our consolidated balance sheets. We elected the package of transition provisions available for expired or existing contracts, which allowed us to carry forward our historical assessments of (i) whether contracts are or contain leases, (ii) lease classification and (iii) initial direct costs.

As of January 1, 2019, we recognized operating lease right-of-use assets of $25,561,000 (net of deferred rent expense) and operating lease liabilities of $26,087,000, which were presented on our consolidated financial statements. The right-of-use assets and lease liabilities are carried at the present value of the remaining expected future lease payments. When available, we use the rate implicit in the lease to discount lease payments to present value; however, our current leases did not provide a readily determinable implicit rate. Therefore, we estimated our incremental borrowing rate to discount the lease payments based on information available and considered factors such as interest rates available to us on a fully collateralized basis and terms of the leases. ASU 2016-02 did not have a material impact on our consolidated balance sheets or on our consolidated statements of operations. The most significant impact was the recognition of right-of-use assets and lease liabilities for operating leases, while our accounting for finance leases remained substantially unchanged.

The following presents the lease-related assets and liabilities (in thousands):

	December 31, 2022	
Assets		
Right-of-use assets - operating	$	18,193
Right-of-use assets - finance		277
Total lease assets	$	18,470
Liabilities		
Lease liability - operating	$	19,959
Lease liability - finance		1,518
Total lease liabilities	$	21,477

The following presents the weighted average lease terms and discount rates of our leases:

Weighted-average remaining lease term (years):	
Operating leases	7.3
Finance leases	5.8
Weighted-average discount rate:	
Operating leases (a)	4.70%
Finance leases	16.70%

(a) Upon adoption of the new lease standard, discount rates used for existing leases were established at January 1, 2019.

The following presents our total lease costs (in thousands):

		December 31, 2022
Operating lease cost	$	3,655
Finance lease cost		
Amortization of leased assets		487
Interest on lease liabilities		352
Short-term lease cost		-
Total lease cost	$	4,494

The following presents supplemental cash flow information related to our leases (in thousands):

		December 31, 2022
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows for operating leases	$	3,776
Operating cash flows for finance leases		352
Financing cash flows for finance leases		487

As of December 31, 2022, scheduled lease liabilities mature as follows (in thousands):

		Operating Leases		Direct Financing Leases
2023	$	3,638	$	586
2024		3,492		515
2025		3,115		362
2026		3,283		338
2027		2,469		237
Thereafter		8,686		213
Total lease payments		24,683		2,251
Less: amount representing interest		(4,724)		(733)
Present value of lease payments	$	19,959	$	1,518

We have obligations to lessors under non-cancelable operating leases which have terms in excess of one year, principally for convenience store and gasoline station properties. The leased properties have a remaining lease term averaging approximately eight years, including renewal options. Future minimum annual rentals payable under such leases, excluding renewal options, are as follows: 2023 – $4,285,000, 2024 – $3,641,000, 2025 – $2,851,000, 2026 – $2,495,000, 2027 – $1,829,000 and $5,708,000 thereafter.

Rent expense, substantially all of which consists of minimum rentals on non-cancelable operating leases, amounted to $2,877,000, $3,393,000 and $3,769,000 for the years ended December 31, 2022, 2021 and 2020, respectively, and is included in property costs. Rent received under subleases for the years ended December 31, 2022, 2021 and 2020, was $6,400,000, $7,333,000 and $7,892,000, respectively, and is included in rental revenue discussed above.

Major Tenants

As of December 31, 2022, we had three significant tenants by revenue:

	Number of properties	2022	2021
Global Partners LP (NYSE: GLP)	150	16.0%	16.0%
ARKO Corp. (NASDAQ: ARKO)	128	14.0%	14.0%
APRO, LLC (d/b/a United Oil)	78	11.0%	11.0%

Getty Petroleum Marketing Inc.

Getty Petroleum Marketing Inc. ("Marketing") was our largest tenant from 1997 until 2012 under a unitary triple-net master lease that was terminated in April 2012 as a consequence of Marketing's bankruptcy, at which time we either sold or released these properties. As of December 31, 2022, 329 of the properties we own or lease were previously leased to Marketing, of which 302 properties are subject to long-term triple-net leases with petroleum distributors in 12 separate property portfolios and 24 properties are leased as single unit triple-net leases, (an additional two properties are under redevelopment and one property is vacant). The leases covering properties previously leased to Marketing are unitary triple-net lease agreements generally with an initial term of 15 years and options for successive renewal terms of up to 20 years. Rent is scheduled to increase at varying intervals during both the initial and renewal terms of the leases. Several of the leases provide for additional rent based on the aggregate volume of fuel sold. In addition, the majority of the leases require the tenants to invest capital in our properties, substantially all of which are related to the replacement of USTs that are owned by our tenants. As of December 31, 2022, we have a remaining commitment to fund up to $6,541,000 in the aggregate with our tenants for our portion of such capital improvements. Our commitment provides us with the option to either reimburse our tenants or to offset rent when these capital expenditures are made. This deferred expense is recognized on a straight-line basis as a reduction of rental revenue in our consolidated statements of operations over the life of the various leases.

As part of the triple-net leases for properties previously leased to Marketing, we transferred title of the USTs to our tenants, and the obligation to pay for the retirement and decommissioning or removal of USTs at the end of their useful lives, or earlier if circumstances warranted, was fully or partially transferred to our new tenants. We remain contingently liable for this obligation in the event that our tenants do not satisfy their responsibilities. Accordingly, through December 31, 2022, we removed $13,813,000 of asset retirement obligations and $10,808,000 of net asset retirement costs related to USTs from our balance sheet. The cumulative change of $894,000 (net of accumulated amortization of $2,111,000) is recorded as deferred rental revenue and will be recognized on a straight-line basis as additional revenues from rental properties over the terms of the various leases.

NOTE 3. — COMMITMENTS AND CONTINGENCIES

Credit Risk

In order to minimize our exposure to credit risk associated with financial instruments, we place our temporary cash investments, if any, with high credit quality institutions. Temporary cash investments, if any, are currently held in an overnight bank time deposit with JPMorgan Chase Bank, N.A. and these balances, at times, may exceed federally insurable limits.

Legal Proceedings

We are involved in various legal proceedings and claims which arise in the ordinary course of our business. As of December 31, 2022 and 2021, we had accrued $285,000 and $1,925,000, respectively, for certain of these matters which we believe were appropriate based on information then currently available. We are unable to estimate ranges in excess of the amount accrued with any certainty for these matters. It is possible that our assumptions regarding the ultimate allocation method and share of responsibility that we used to allocate environmental liabilities may change, which may result in our providing an accrual, or adjustments to the amounts recorded, for environmental litigation accruals. Matters related to our former Newark, New Jersey Terminal and the Lower Passaic River, our methyl tertiary butyl ether (a fuel derived from methanol, commonly referred to as "MTBE") litigations in the states of Pennsylvania and Maryland, could cause a material adverse effect on our business, financial condition, results of operations, liquidity, ability to pay dividends or stock price.

Matters related to our former Newark, New Jersey Terminal and the Lower Passaic River.

In 2004, the United States Environmental Protection Agency ("EPA") issued General Notice Letters ("GNL") to over 100 entities, including us, alleging that they are potentially responsible parties ("PRPs") with respect to a 17-mile stretch of the Passaic River from Dundee Dam to the Newark Bay and its tributaries (the Lower Passaic River Study Area or "LPRSA"). The LPRSA is part of the Diamond Alkali Superfund Site ("Superfund Site") that includes the former Diamond Shamrock Corporation manufacturing facility located at 80-120 Lister Ave. in Newark, New Jersey (the "Diamond Shamrock Facility"), the LPRSA, and the Newark Bay Study Area (i.e, Newark Bay and portions of surrounding rivers and channels). One of the GNL recipients is Occidental Chemical Corporation ("Occidental"), the predecessor to the former owner/operator of the Diamond Shamrock Facility responsible for the discharge of 2,3,8,8-TCDD ("dioxin") and other hazardous substances. In May 2007, over 70 GNL recipients, including us, entered into an Administrative Settlement Agreement and Order on Consent ("AOC") with the EPA to perform a Remedial Investigation and Feasibility Study ("RI/FS") for the LPRSA to address investigation and evaluation of alternative remedial actions with respect to alleged damages to the entire 17-mile LPRSA, which EPA has designated Operable Unit 4 or "OU4". Many of the parties to the AOC, including us, are also members of a Cooperating Parties Group ("CPG"). In 2015, the CPG submitted a draft RI/FS to EPA setting forth various alternatives for remediating the LPRSA. In October 2018, the EPA issued a letter directing the CPG to prepare a streamlined feasibility study for just the upper 9-miles of the LPRSA based on an iterative approach using adaptive management strategies. On December 4, 2020, the CPG submitted a Final Draft Interim Remedy Feasibility Study ("IR/FS") to the EPA which identified various targeted dredge and cap alternatives for the upper 9-miles of the LPRSA. On September 28, 2021, the EPA issued a Record of Decision ("ROD") for the upper 9-mile IR/FS ("Upper 9-mile IR ROD") consisting of dredging and capping to control sediment sources of dioxin and PCBs at an estimated cost of $441,000,000.

In addition to the RI/FS activities, in June 2012, certain members of the CPG entered into an Administrative Settlement Agreement and Order on Consent ("10.9 AOC") with the EPA to perform certain remediation activities, including removal and capping of sediments at the river mile 10.9 area and certain testing, which remedial work has been completed. Concurrent with the CPG's work on the RI/FS, on April 11, 2014, the EPA issued a draft Focused Feasibility Study ("FFS") with proposed remedial alternatives to remediate the lower 8.3-miles of the LPRSA. On March 4, 2016, the EPA issued a ROD for the lower 8.3-miles ("Lower 8-mile ROD") selecting a remedy that involves bank-to-bank dredging and installing an engineered cap with an estimated cost of $1,380,000,000.

On March 31, 2016, the EPA issued a "Notice of Potential Liability and Commencement of Negotiations for Remedial Design" ("Notice") to more than 100 PRPs, including us, which informed the recipients that the EPA intends to seek an Administrative Order on Consent and Settlement Agreement with Occidental (who the EPA considers the primary contributor of dioxin and other pesticides generated from the production of Agent Orange at its Diamond Shamrock Facility and a discharger of other contaminants of concern ("COCs") to the Superfund Site) requiring Occidental to prepare the remedial design of the remedy selected in the Lower 8-mile ROD. The EPA has designated the lower 8.3 miles of the LPRSA as Operable Unit 2 or "OU2", which is geographically subsumed within OU4. On September 30, 2016, Occidental entered into an agreement with the EPA to perform the remedial design for OU2.

By letter dated March 30, 2017, the EPA advised the recipients of the Notice that it would be entering into cash out settlements with certain PRPs who the EPA stated did not discharge any of the eight hazardous substances identified as a COC in the Lower 8-mile ROD to resolve their alleged liability for OU2. Cash out settlements were finalized in 2018 and 2021 with a total of 21 PRPs. EPA's March 30, 2017 Letter also stated that other parties who did not discharge dioxins, furans or polychlorinated biphenyls (which are considered the COCs posing the greatest risk to the river) may also be eligible for cash out settlements, and that the EPA would begin a process for identifying such other PRPs for negotiation of future cash out settlements and to initiate negotiations with Occidental and other major PRPs for the implementation and funding of the OU2 remedy. In August 2017, the EPA appointed an independent third-party allocation expert to conduct a confidential allocation proceeding that would assign non-binding shares of responsibility to PRPs identified by EPA for cash out settlements. Most of the PRPs identified by EPA, including the Company, participated in the allocation process. Occidental did not participate in the allocation proceedings, but filed a complaint on June 30, 2018, listing over 120 defendants, including us, in the United States District Court for the District of New Jersey seeking cost recovery and contribution under the Comprehensive Environmental Response, Compensation, and Liability Act for response costs incurred and to be incurred relating to the LPRSA, including the investigation, design, and anticipated implementation of the OU2 remedy (the "Occidental Lawsuit"). We continue to defend the claims asserted in the Occidental Lawsuit individually and in coordination with a group of several other named defendants known as the "Small Parties Group" or "SPG" consistent with our defenses in the related proceedings. On December 20, 2022, the parties filed an uncontested motion to stay the Occidental Lawsuit proceedings for six months while the court considers a proposed consent decree, discussed below, which, if approved, would bar the claims asserted against us for past and/or future response costs relating to the LPRSA, including the OU2 remedy.

The allocator issued a final Allocation Recommendation Report in December 2020, which was based upon an allocation methodology approved by EPA that contains associated allocation shares for each of the parties invited to participate in the allocation, including Occidental - who the allocator concluded was responsible for more than 99% of the costs to implement the OU2 remedy. As a result of the allocation process, the EPA and 85 parties (the "Settling Parties"), including us, began settlement negotiations and reached an agreement on a cash-out settlement to resolve their alleged liability for the remediation of the entire LPRSA. The EPA concluded that the Settling Parties, individually and collectively, were responsible for only a minor share of the response costs incurred and to be incurred at or in connection with implementing the OU2 and OU4 remedies for the entire 17-mile Lower Passaic River.

In December 2022, the EPA and the Settling Parties finalized their agreement in a proposed consent decree ("CD"), pursuant to which and without admitting liability, the Settling Parties agree to pay EPA the collective sum of $150,000,000 in exchange for contribution protection from claims by non-settling PRPs (including Occidental) for the matters addressed in the CD and the issuance of a notice of completion by EPA of both the 2007 RI/FS AOC and the 10.9 AOC, upon completion of certain defined tasks in the CD. All 85 Settling Parties contributed an agreed upon share of the settlement amount, which are subject to a confidentiality agreement. Our settlement contribution is in line with our legal reserves previously established and transferred to an escrow account based on likelihoods reasonably known to us at this time. On December 16, 2022, the United States filed an action in the New Jersey District Court against the Settling Defendants which included lodging of the proposed CD to resolve claims against the Settling Parties for costs associated with cleaning up the LPRSA. This action (the "CD Action") is subject to public comment and court approval. On December 22, 2022, the EPA published a notice of lodging of the proposed CD in the Federal Register, opening a 45-day public comment period, which was subsequently extended to 90-days. On December 23, 2022, Occidental filed a motion to intervene in the CD Action contending that it intends to challenge the proposed CD and seek to preserve its contribution claims against the Settling Parties in the pending Occidental Lawsuit.

If the CD Action is approved in its current form, our alleged liability to the EPA as well as any non-settling parties, including Occidental, for the remediation of the entire 17-mile Lower Passaic River and its tributaries will be resolved. In the event the District Court does not approve the proposed CD, based on currently known facts and circumstances, including, among other factors, the EPA's conclusion that we are individually and collectively with numerous other parties only responsible for a minor share of the response costs incurred or to be incurred in connection with the LPRSA, our relative participation in the costs related to the 2007 AOC and 10.9 AOC, our belief that there was not any use or discharge of dioxins, furans or polychlorinated biphenyls in connection with our former petroleum storage operations at our former Newark, New Jersey Terminal, and that there are numerous other parties who will likely bear the costs of remediation and/or damages, we do not believe that resolution of the Lower Passaic River proceedings as relates to us is reasonably likely to have a material impact on our results of operations. Nevertheless, if the proposed CD is not approved by the District Court in its current form, performance of the EPA's selected remedies for the LPRSA may be subject to future negotiation, potential enforcement proceedings and/or possible litigation and, on this basis, our ultimate liability in the pending and possible future proceedings pertaining to the LPRSA remains uncertain and subject to contingencies which cannot be predicted and the outcome of which are not yet known. The Company has established an estimated legal reserve and transferred funds to an escrow account based on likelihoods reasonably known to us at this time, however it is possible that circumstances may change and losses related to the Lower Passaic River proceedings could exceed the amounts we have accrued.

MTBE Litigation – State of Pennsylvania

On July 7, 2014, our subsidiary, Getty Properties Corp., was served with a complaint filed by the Commonwealth of Pennsylvania (the "State") in the Court of Common Pleas, Philadelphia County relating to alleged statewide MTBE contamination in Pennsylvania. The named plaintiff is the State, by and through (then) Pennsylvania Attorney General Kathleen G. Kane (as Trustee of the waters of the State), the Pennsylvania Insurance Department (which governs and administers the Underground Storage Tank Indemnification Fund), the Pennsylvania Department of Environmental Protection (vested with the authority to protect the environment) and the Pennsylvania Underground Storage Tank Indemnification Fund. The complaint names us and more than 50 other petroleum refiners, manufacturers, distributors and retailers of MTBE or gasoline containing MTBE who are alleged to have distributed, stored and sold MTBE gasoline in Pennsylvania. The complaint seeks compensation for natural resource damages and for injuries sustained as a result of "defendants' unfair and deceptive trade practices and act in the marketing of MTBE and gasoline containing MTBE." The plaintiffs also seek to recover costs paid or incurred by the State to detect, treat and remediate MTBE from public and private water wells and groundwater. The plaintiffs assert causes of action against all defendants based on multiple theories, including strict liability – defective design; strict liability – failure to warn; public nuisance; negligence; trespass; and violation of consumer protection law.

The case was filed in the Court of Common Pleas, Philadelphia County, but was removed by defendants to the United States District Court for the Eastern District of Pennsylvania and then transferred to the United States District Court for the Southern District of New York so that it may be managed as part of the ongoing MTBE MDL proceedings. In November 2015, plaintiffs filed a Second Amended Complaint naming additional defendants and adding factual allegations against the defendants. We joined with other defendants in the filing of a motion to dismiss the claims against us, which was granted in part and denied in part. We are vigorously defending the claims made against us. Our ultimate liability in this proceeding is uncertain and subject to numerous contingencies which cannot be predicted and the outcome of which are not yet known.

MTBE Litigation – State of Maryland

On December 17, 2017, the State of Maryland, by and through the Attorney General on behalf of the Maryland Department of Environment and the Maryland Department of Health (the "State of Maryland"), filed a complaint in the Circuit Court for Baltimore City related to alleged statewide MTBE contamination in Maryland. The complaint was served upon us on January 19, 2018. The complaint names us and more than 60 other defendants. The complaint seeks compensation for natural resource damages and for injuries sustained as a result of the defendants' unfair and deceptive trade practices in the marketing of MTBE and gasoline containing MTBE. The plaintiffs also seek to recover costs paid or incurred by the State of Maryland to detect, investigate, treat and remediate MTBE from public and private water wells and groundwater, punitive damages and the award of attorneys' fees and litigation costs. The plaintiffs assert causes of action against all defendants based on multiple theories, including strict liability – defective design; strict liability – failure to warn; strict liability for abnormally dangerous activity; public nuisance; negligence; trespass; and violations of Titles 4, 7 and 9 of the Maryland Environmental Code.

On February 14, 2018, defendants removed the case to the United States District Court for the District of Maryland. We are vigorously defending the claims made against us. Our ultimate liability, if any, in this proceeding is uncertain and subject to numerous contingencies which cannot be predicted and the outcome of which are not yet known.

NOTE 4. — DEBT

The amounts outstanding under our credit agreement and our senior unsecured notes are as follows (in thousands):

	Maturity Date	Interest Rate	Year ended December 31,	
			2022	2021
Revolving Facility	October 2025	5.60%	$ 70,000	$ 60,000
Series B Notes (a)	June 2023	5.35%	75,000	75,000
Series C Notes	February 2025	4.75%	50,000	50,000
Series D-E Notes	June 2028	5.47%	100,000	100,000
Series F-H Notes	September 2029	3.52%	125,000	125,000
Series I-K Notes	November 2030	3.43%	175,000	175,000
Series L-N Notes	February 2032	3.45%	100,000	—
Total debt			695,000	585,000
Unamortized debt issuance costs, net (b)			(3,545)	(3,880)
Total debt, net			$ 691,455	$ 581,120

(a) Pursuant to the Sixth Amended and Restated Prudential Agreement, we issued $80,000 of 3.65% Series Q Notes due January 20, 2033 to Prudential in January 2023 and used a portion of the proceeds to repay in full the $75,000 of 5.35% Series B Notes due June 2, 2023.

(b) Unamortized debt issuance costs, related to the Revolving Facility, at December 31, 2022 and 2021, of $2,036 and $2,730, respectively, are included in prepaid expenses and other assets on our consolidated balance sheets.

Credit Agreement

In October 2021, the Company entered into a second amended and restated credit agreement (as amended, the "Second Restated Credit Agreement"). The Second Restated Credit Agreement provides for an unsecured revolving credit facility (the "Revolving Facility") in an aggregate principal amount of $300,000,000 and includes an accordion feature to increase the revolving commitments or add one or more tranches of term loans up to an additional aggregate amount not to exceed $300,000,000, subject to certain conditions, including one or more new or existing lenders agreeing to provide commitments for such increased amount and that no default or event of default shall have occurred and be continuing under the terms of the Revolving Facility.

The Revolving Facility matures October 27, 2025, subject to two six-month extensions (for a total of 12 months) exercisable at the Company's option. The Company's exercise of an extension option is subject to the absence of any default under the Second Restated Credit Agreement and the Company's compliance with certain conditions, including the payment of extension fees to the Lenders under the Revolving Facility and that no default or event of default shall have occurred and be continuing under the terms of the Revolving Facility.

In December 2022, the Company entered into the First Amendment to the Second Restated Credit Agreement to transition the applicable interest rates and default rate thereunder from LIBOR-based rates to SOFR-based rates. Borrowings under the Revolving Facility bear interest at a rate equal to the sum of a SOFR rate plus a margin of 1.30% to 1.90% or the sum of a base rate plus a margin of 0.30% to 0.90% based on the Company's consolidated total indebtedness to total asset value ratio at the end of each quarterly reporting period.

The per annum rate of the unused line fee on the undrawn funds under the Revolving Facility is 0.15% to 0.25% based on the Company's daily unused portion of the available Revolving Facility.

Senior Unsecured Notes

In February 2022, the Company entered into a sixth amended and restated note purchase and guarantee agreement with The Prudential Insurance Company of America and certain of its affiliates (collectively, "Prudential") (the "Sixth Amended and Restated Prudential Agreement") pursuant to which, in January 2023, the Company issued $80,000,000 of 3.65% Series Q Guaranteed Senior Notes due January 20, 2033 (the "Series Q Notes") to Prudential and used the proceeds to repay the $75,000,000 of 5.35% Series B Guaranteed Senior Notes due June 2, 2023 (the "Series B Notes") outstanding under its fifth amended and restated note purchase and guarantee agreement with Prudential (the "Fifth Amended and Restated Prudential Agreement"). The other senior unsecured notes outstanding under the Fifth Amended and Restated Prudential Agreement, including (i) $50,000,000 of 4.75% Series C Guaranteed Senior Notes due February 25, 2025 (the "Series C Notes"), (ii) $50,000,000 of 5.47% Series D Guaranteed Senior Notes due June 21, 2028 (the "Series D Notes"), (iii) $50,000,000 of 3.52% Series F Guaranteed Senior Notes due September 12, 2029 (the "Series F Notes") and (iv) $100,000,000 of 3.43% Series I Guaranteed Senior Notes due November 25, 2030 (the "Series I Notes"), remain outstanding under the Sixth Amended and Restated Prudential Agreement.

In February 2022, the Company entered into a second amended and restated note purchase and guarantee agreement with American General Life Insurance Company and certain of its affiliates (collectively, "AIG") (the "Second Amended and Restated AIG Agreement") pursuant to which it issued $55,000,000 of 3.45% Series L Guaranteed Senior Notes due February 22, 2032 (the "Series L Notes") to AIG. The other senior unsecured notes outstanding under the Company's first amended and restated note purchase and guarantee agreement with AIG (the "First Amended and Restated AIG Agreement"), including (i) $50,000,000 of 3.52% Series G Guaranteed Senior Notes due September 12, 2029 (the "Series G Notes") and (ii) $50,000,000 of 3.43% Series J Guaranteed Senior Notes due November 25, 2030 (the "Series J Notes"), remain outstanding under the Second Amended and Restated AIG Agreement.

In February 2022, the Company entered into a second amended and restated note purchase and guarantee agreement with Massachusetts Mutual Life Insurance Company and certain of its affiliates (collectively, "MassMutual") (the "Second Amended and Restated MassMutual Agreement") pursuant to which it issued $20,000,000 of 3.45% Series M Guaranteed Senior Notes due February 22, 2032 (the "Series M Notes") and, in January 2023, $20,000,000 of 3.65% Series O Guaranteed Senior Notes due January 20, 2033 (the "Series O Notes") to MassMutual. The other senior unsecured notes outstanding under the Company's first amended and restated note purchase and guarantee agreement with MassMutual (the "First Amended and Restated MassMutual Agreement"), including (i) $25,000,000 of 3.52% Series H Guaranteed Senior Notes due September 12, 2029 (the "Series H Notes") and (ii) $25,000,000 of 3.43% Series K Guaranteed Senior Notes due November 25, 2030 (the "Series K Notes"), remain outstanding under the Second Amended and Restated MassMutual Agreement.

In February 2022, the Company entered into a note purchase and guarantee agreement with New York Life Insurance Company and certain of its affiliates (collectively, "New York Life") (the "New York Life Agreement") pursuant to which it issued $25,000,000 of 3.45% Series N Guaranteed Senior Notes due February 22, 2032 (the "Series N Notes") and, in January 2023, $25,000,000 of 3.65% Series P Guaranteed Senior Notes due January 20, 2033 (the "Series P Notes") to New York Life.

On June 21, 2018, the Company entered into a note purchase and guarantee agreement with MetLife and certain of its affiliates (collectively, "MetLife") (the "MetLife Agreement") pursuant to which it issued $50.0 million of 5.47% Series E Guaranteed Senior Notes due June 21, 2028 (the "Series E Notes") to MetLife.

The funded and outstanding Series B Notes, Series C Notes, Series D Notes, Series E Notes, Series F Note, Series G Notes, Series H Notes, Series I Notes, Series J Notes, Series K Notes, Series L Notes, Series M Notes and Series N Notes are collectively referred to the "senior unsecured notes".

Covenants

The Second Restated Credit Agreement and senior unsecured notes contain customary financial covenants such as leverage, coverage ratios and minimum tangible net worth, as well as limitations on restricted payments, which may limit our ability to incur additional debt or pay dividends. The Second Restated Credit Agreement and our senior unsecured notes also contain customary events of default, including cross defaults to each other, change of control and failure to maintain REIT status (provided that the senior unsecured notes require a mandatory offer to prepay the notes upon a change in control in lieu of a change of control event of default). Any event of default, if not cured or waived in a timely manner, would increase by 200 basis points (2.00%) the interest rate we pay under the Second Restated Credit Agreement and our senior unsecured notes, and could result in the acceleration of our indebtedness under the Second Restated Credit Agreement and our senior unsecured notes. We may be prohibited from drawing funds under the Revolving Facility if there is any event or condition that constitutes an event of default under the Second Restated Credit Agreement or that, with the giving of any notice, the passage of time, or both, would be an event of default under the Second Restated Credit Agreement.

As of December 31, 2022, we are in compliance with all of the material terms of the Second Restated Credit Agreement and our senior unsecured notes, including the various financial covenants described herein.

Debt Maturities

As of December 31, 2022, scheduled debt maturities, including balloon payments, are as follows (in thousands):

	Revolving Facility	Senior Unsecured Notes	Total
2022	$ —	$ —	$ —
2023 (a)	—	75,000	75,000
2024	—	—	—
2025 (b)	70,000	50,000	120,000
2026	—	—	—
Thereafter	—	500,000	500,000
Total	$ 70,000	$ 625,000	$ 695,000

(a) Pursuant to the Sixth Amended and Restated Prudential Agreement, the Company issued $80,000,000 of 3.65% Series Q Notes due January 20, 2033 to Prudential in January 2023 and used a portion of the proceeds to repay in full the $75,000,000 of 5.35% Series B Notes due June 2, 2023.

(b) The Revolving Facility matures in October 2025. Subject to the terms of the Second Restated Credit Agreement and our continued compliance with its provisions, we have the option to extend the term of the Revolving Facility for two six months periods to October 2026.

NOTE 5. — ENVIRONMENTAL OBLIGATIONS

We are subject to numerous federal, state and local laws and regulations, including matters relating to the protection of the environment such as the remediation of known contamination and the retirement and decommissioning or removal of long-lived assets including buildings containing hazardous materials, USTs and other equipment. Environmental costs are principally attributable to remediation costs which are incurred for, among other things, removing USTs, excavation of contaminated soil and water, installing, operating, maintaining and decommissioning remediation systems, monitoring contamination and governmental agency compliance reporting required in connection with contaminated properties.

We enter into leases and various other agreements which contractually allocate responsibility between the parties for known and unknown environmental liabilities at or relating to the subject properties. Under applicable law, we are contingently liable for these environmental obligations in the event that our tenant does not satisfy them, and we are required to accrue for environmental liabilities that we believe are allocable to others under our leases if we determine that it is probable that our tenant will not meet its environmental obligations. It is possible that our assumptions regarding the ultimate allocation method and share of responsibility that we used to allocate environmental liabilities may change, which may result in material adjustments to the amounts recorded for environmental litigation accruals and environmental remediation liabilities. We assess whether to accrue for environmental liabilities based upon relevant factors including our tenants' histories of paying for such obligations, our assessment of their financial capability, and their intent to pay for such obligations. However, there can be no assurance that our assessments are correct or that our tenants who have paid their obligations in the past will continue to do so. We may ultimately be responsible to pay for environmental liabilities as the property owner if our tenant fails to pay them.

The estimated future costs for known environmental remediation requirements are accrued when it is probable that a liability has been incurred and a reasonable estimate of fair value can be made. The accrued liability is the aggregate of our estimate of the fair value of cost for each component of the liability, net of estimated recoveries from state UST remediation funds considering estimated recovery rates developed from prior experience with the funds.

For substantially all of our triple-net leases, our tenants are contractually responsible for compliance with environmental laws and regulations, removal of USTs at the end of their lease term (the cost of which is mainly the responsibility of our tenant, but in certain cases partially paid for by us) and remediation of any environmental contamination that arises during the term of their tenancy. In addition, for substantially all of our triple-net leases, our tenants are contractually responsible for known environmental contamination that existed at the commencement of the lease and for preexisting unknown environmental contamination that is discovered during the term of the lease.

For the subset of our triple-net leases which cover properties previously leased to Marketing (substantially all of which commenced in 2012), the allocation of responsibility differs from our other triple-net leases as it relates to preexisting known and unknown contamination. Under the terms of our leases covering properties previously leased to Marketing, we agreed to be responsible for environmental contamination that was known at the time the lease commenced, and for unknown environmental contamination which existed prior to commencement of the lease and which is discovered (other than as a result of a voluntary site investigation) during the first 10 years of the lease term (or a shorter period for a minority of such leases) (a "Lookback Period"). Similarly, for certain properties previously leased to Marketing which we have sold, we have agreed to be responsible for environmental contamination that was known at the time of the sale and for unknown environmental contamination which existed prior to the sale and which is discovered (other than as a result of a voluntary site investigation) within 5 years of the closing (also, a "Lookback Period"). Substantially all of these Lookback Periods have now expired, therefore responsibility for all newly discovered contamination at these properties, even if it relates to periods prior to commencement of the lease or sale, is the contractual responsibility of our tenant or buyer, as the case may be.

In the course of UST removals and replacements at certain properties previously leased to Marketing where we retained responsibility for preexisting unknown environmental contamination until expiration of the applicable Lookback Period, environmental contamination has been and continues to be discovered. As a result, we developed an estimate of fair value for the prospective future environmental liability resulting from preexisting unknown environmental contamination and accrued for these estimated costs. These estimates are based primarily upon quantifiable trends which we believe allow us to make reasonable estimates of fair value for the future costs of environmental remediation resulting from the anticipated removal and replacement of USTs. Our accrual of this liability represents our estimate of the fair value of the cost for each component of the liability, net of estimated recoveries from state UST remediation funds considering estimated recovery rates developed from prior experience. In arriving at our accrual, we analyzed the ages and expected useful lives of USTs at properties where we would be responsible for preexisting unknown environmental contamination and we projected a cost to closure for remediation of such contamination.

During the twelve months ended December 31, 2022, the Lookback Periods for most of the properties we previously leased to Marketing expired. Based on the expiration of the Lookback Periods, together with other factors which have significantly mitigated our potential liability for preexisting environmental obligations, including the absence of any contractual obligations relating to properties which have been sold, quantifiable trends associated with types and ages of USTs at issue, expectations regarding future UST replacements, and historical trends and expectations regarding discovery of preexisting unknown environmental contamination and/or attempted pursuit of the Company therefor, we concluded that there is no material continued risk of having to satisfy contractual obligations relating to preexisting unknown environmental contamination at certain properties. Accordingly, we removed $23,543,000 of unknown reserve liabilities which had previously been accrued for these properties. This resulted in a net credit of $22,193,000 being recorded to environmental expense for the twelve months ended December 31, 2022.

We continue to anticipate that our tenants under leases where the Lookback Periods have expired will replace USTs in the years ahead as these USTs near the end of their expected useful lives. At many of these properties the USTs in use are fabricated with older generation materials and technologies and we believe it is prudent to expect that upon their removal preexisting unknown environmental contamination will be identified. Although contractually these tenants are now responsible for preexisting unknown environmental contamination that is discovered during UST replacements, because the applicable Lookback Periods have expired before the end of the initial term of these leases, together with other relevant factors, we believe there remains continued risk that we will be responsible for remediation of preexisting environmental contamination associated with future UST removals at certain properties. Accordingly, we believe it is appropriate at this time to maintain $11,133,000 of unknown reserve liabilities for certain properties with respect to which the Lookback Periods have expired as of December 31, 2022.

We measure our environmental remediation liabilities at fair value based on expected future net cash flows, adjusted for inflation (using a range of 2.0% to 2.75%), and then discount them to present value (using a range of 4.0% to 7.0%). We adjust our environmental remediation liabilities quarterly to reflect changes in projected expenditures, changes in present value due to the passage of time and reductions in estimated liabilities as a result of actual expenditures incurred during each quarter. As of December 31, 2022, we had accrued a total of $23,155,000 for our prospective environmental remediation obligations. This accrual consisted of (a) $10,797,000, which was our estimate of reasonably estimable environmental remediation liability, including obligations to remove USTs for which we are responsible, net of estimated recoveries and (b) $12,358,000 for future environmental liabilities related to preexisting unknown contamination. As of December 31, 2021, we had accrued a total of $47,597,000 for our prospective environmental remediation obligations. This accrual consisted of (a) $11,382,000, which was our estimate of reasonably estimable environmental remediation liability, including obligations to remove USTs for which we are responsible, net of estimated recoveries and (b) $36,215,000 for future environmental liabilities related to preexisting unknown contamination.

Environmental liabilities are accreted for the change in present value due to the passage of time and, accordingly, $1,259,000, $1,705,000 and $1,841,000 of net accretion expense was recorded for the years ended December 31, 2022, 2021 and 2020, respectively, which is included in environmental expenses. In addition, during the years ended December 31, 2022, 2021 and 2020, we recorded credits to environmental expenses aggregating $23,837,000, $1,768,000 and $3,136,000, respectively, where decreases in estimated remediation costs exceeded the depreciated carrying value of previously capitalized asset retirement costs. Environmental expenses also include project management fees, legal fees and environmental litigation accruals. For the years ended December 31, 2022, 2021 and 2020, changes in environmental estimates aggregating, $1,983,000, $147,000 and $154,000, respectively, were related to properties that were previously disposed of by us.

During the years ended December 31, 2022 and 2021, we increased the carrying values of certain of our properties by $3,269,000 and $3,004,000, respectively, due to changes in estimated environmental remediation costs. The recognition and subsequent changes in estimates in environmental liabilities and the increase or decrease in carrying values of the properties are non-cash transactions which do not appear on our consolidated statements of cash flows.

Capitalized asset retirement costs are being depreciated over the estimated remaining life of the UST, a 10-year period if the increase in carrying value is related to environmental remediation obligations or such shorter period if circumstances warrant, such as the remaining lease term for properties we lease from others. Depreciation and amortization expense related to capitalized asset retirement costs in our consolidated statements of operations for the years ended December 31, 2022, 2021 and 2020, were $3,672,000, $4,004,000 and $4,020,000, respectively. Capitalized asset retirement costs were $33,213,000 (consisting of $24,742,000 of known environmental liabilities and $8,471,000 of reserves for future environmental liabilities) as of December 31, 2022, and $39,670,000 (consisting of $24,075,000 of known environmental liabilities and $15,595,000 of reserves for future environmental liabilities) as of December 31, 2021. We recorded impairment charges aggregating $2,480,000 and $3,074,000 for the years ended December 31, 2022 and 2021, respectively, for capitalized asset retirement costs.

Environmental exposures are difficult to assess and estimate for numerous reasons, including the amount of data available upon initial assessment of contamination, alternative treatment methods that may be applied, location of the property which subjects it to differing local laws and regulations and their interpretations, changes in costs associated with environmental remediation services and equipment, the availability of state UST remediation funds and the possibility of existing legal claims giving rise to allocation of responsibilities to others, as well as the time it takes to remediate contamination and receive regulatory approval. In developing our liability for estimated environmental remediation obligations on a property by property basis, we consider, among other things, laws and regulations, assessments of contamination and surrounding geology, quality of information available, currently available technologies for treatment, alternative methods of remediation and prior experience. Environmental accruals are based on estimates derived upon facts known to us at this time, which are subject to significant change as circumstances change, and as environmental contingencies become more clearly defined and reasonably estimable.

Any changes to our estimates or our assumptions that form the basis of our estimates may result in our providing an accrual, or adjustments to the amounts recorded, for environmental remediation liabilities.

In July 2012, we purchased a 10-year pollution legal liability insurance policy covering substantially all of our properties at that time for discovery of preexisting unknown environmental liabilities and for new environmental events. The policy had a $50,000,000 aggregate limit and was subject to various self-insured retentions and other conditions and limitations. This policy expired in July 2022, although claims made prior to such expiration remain subject to coverage. In September 2022, we purchased a 5-year pollution legal liability insurance policy to cover a subset of our properties which we believe present the greatest risk for discovery of preexisting unknown environmental liabilities and for new environmental events. The policy has a $25,000,000 in aggregate limit and is subject to various self-insured retentions and other conditions and limitations. Our intention in purchasing this policy was to obtain protection for certain properties which we believe have the greatest risk of significant environmental events.

In light of the uncertainties associated with environmental expenditure contingencies, we are unable to estimate ranges in excess of the amount accrued with any certainty; however, we believe that it is possible that the fair value of future actual net expenditures could be substantially higher than amounts currently recorded by us. Adjustments to accrued liabilities for environmental remediation obligations will be reflected in our consolidated financial statements as they become probable and a reasonable estimate of fair value can be made.

NOTE 6. — INCOME TAXES

Net cash paid for income taxes for the years ended December 31, 2022, 2021 and 2020, of $557,000, $355,000 and $350,000, respectively, includes amounts related to state and local income taxes for jurisdictions that do not follow the federal tax rules, which are provided for in property costs in our consolidated statements of operations.

Earnings and profits (as defined in the Internal Revenue Code) are used to determine the tax attributes of dividends paid to stockholders and will differ from income reported for consolidated financial statements purposes due to the effect of items which are reported for income tax purposes in years different from that in which they are recorded for consolidated financial statements purposes. The federal tax attributes of the common dividends for the years ended December 31, 2022, 2021 and 2020, were:

	2022	2021	2020
Ordinary income	77.00%	73.00%	88.70%
Capital gain distributions	3.00%	5.50%	3.40%
Non-taxable distributions	20.00%	21.50%	7.90%
	100.00%	100.00%	100.00%

To qualify for taxation as a REIT, we, among other requirements such as those related to the composition of our assets and gross income, must distribute annually to our stockholders at least 90% of our taxable income, including taxable income that is accrued by us without a corresponding receipt of cash. We cannot provide any assurance that our cash flows will permit us to continue paying cash dividends. Should the Internal Revenue Service successfully assert that our earnings and profits were greater than the amount distributed, we may fail to qualify as a REIT; however, we may avoid losing our REIT status by paying a deficiency dividend to eliminate any remaining earnings and profits. We may have to borrow money or sell assets to pay such a deficiency dividend. Although tax returns for the years 2019, 2020 and 2021, and tax returns which will be filed for the year ended 2022, remain open to examination by federal and state tax jurisdictions under the respective statute of limitations, we have not currently identified any uncertain tax positions related to those years and, accordingly, have not accrued for uncertain tax positions as of December 31, 2022 or 2021. However, uncertain tax matters may have a significant impact on the results of operations for any single fiscal year or interim period.

NOTE 7. — STOCKHOLDERS' EQUITY

A summary of the changes in stockholders' equity for the years ended December 31, 2022, 2021 and 2020, is as follows (in thousands):

	Common Stock		Additional Paid-in Capital	Dividends Paid in Excess of Earnings	Total
	Shares	Amount			
BALANCE, DECEMBER 31, 2019	41,368	$ 414	$ 656,127	$ (67,102)	$ 589,439
Cumulative-effect adjustment for the adoption of new accounting pronouncement				(886)	(886)
Net earnings				69,388	69,388
Dividends declared — $1.50 per share				(64,843)	(64,843)
Shares issued pursuant to ATM Program, net	2,208	22	63,165	—	63,187
Shares issued pursuant to dividend reinvestment	14	—	443	—	443
Stock-based compensation and settlements	16	—	2,873	—	2,873
BALANCE, DECEMBER 31, 2020	43,606	$ 436	$ 722,608	$ (63,443)	$ 659,601
Net earnings				62,860	62,860
Dividends declared — $1.58 per share				(72,985)	(72,985)
Shares issued pursuant to ATM Program, net	3,043	30	92,255	—	92,285
Shares issued pursuant to dividend reinvestment	3	—	80	—	80
Stock-based compensation and settlements	64	1	3,266	—	3,267
BALANCE, DECEMBER 31, 2021	46,716	$ 467	$ 818,209	$ (73,568)	$ 745,108
Net earnings				90,043	90,043
Dividends declared — $1.66 per share				(79,432)	(79,432)
Shares issued pursuant to ATM Program, net	—	—	(207)	—	(207)
Shares issued pursuant to dividend reinvestment	2	—	59	—	59
Stock-based compensation and settlements	17	—	4,279	—	4,279
BALANCE, DECEMBER 31, 2022	46,735	$ 467	$ 822,340	$ (62,957)	$ 759,850

On March 1, 2022, March 1, 2021, and July 19, 2021, our Board of Directors granted 238,850, 192,550, and 3,500 restricted stock units ("RSU" or "RSUs"), respectively, under our Amended and Restated 2004 Omnibus Incentive Compensation Plan.

ATM Program

In March 2018, the Company established an at-the-market equity offering program (the "2018 ATM Program"), pursuant to which it was able to issue and sell shares of its common stock with an aggregate sales price of up to $125,000,000 through a consortium of banks acting as agents. The 2018 ATM Program was terminated in January 2021.

In February 2021, the Company established an at-the-market equity offering program (the "ATM Program"), pursuant to which it is able to issue and sell shares of its common stock with an aggregate sales price of up to $250,000,000 through a consortium of banks acting as sales agents or acting as forward sellers on behalf of any forward purchasers pursuant to a forward sale agreement. Sales of the shares of common stock may be made, as needed, from time to time in at-the-market offerings as defined in Rule 415 of the Securities Act, including by means of ordinary brokers' transactions on the New York Stock Exchange or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or as otherwise agreed to with the applicable agent.

The use of a forward sale agreement allows the Company to lock in a share price on the sale of shares at the time the forward sales agreement becomes effective but defer receiving the proceeds from the sale of shares until a later date. To account for the forward sale agreements, the Company considered the accounting guidance governing financial instruments and derivatives. To date, we have concluded that our forward sale agreements are not liabilities as they do not embody obligations to repurchase our shares nor do they embody obligations to issue a variable number of shares for which the monetary value are predominantly fixed, varying with something other than the fair value of the shares, or varying inversely in relation to our shares.

The Company also evaluated whether the agreements meet the derivatives and hedging guidance scope exception to be accounted for as equity instruments. We concluded that the agreements are classifiable as equity contracts based on the following assessments: (i) none of the agreements' exercise contingencies are based on observable markets or indices besides those related to the market for the Company's own stock price and operations; and (ii) none of the settlement provisions precluded the agreements from being indexed to its own stock.

The Company considers the potential dilution resulting from the forward sale agreements on the earnings per share calculations and uses the treasury stock method to determine the dilution resulting from the forward sale agreements during the period of time prior to settlement.

ATM Direct Issuances

During the year ended December 31, 2022, no shares of common stock were issued under the ATM Program.

During the year ended December 31, 2021, the Company issued a total of 3,043,000 shares of common stock and received net proceeds of $92,300,000 under the ATM Program and the 2018 ATM Program.

Future sales, if any, will depend on a variety of factors to be determined by us from time to time, including among others, market conditions, the trading price of our common stock, determinations by us of the appropriate sources of funding for us and potential uses of funding available to us.

ATM Forward Agreements

During the year ended December 31, 2022, the Company entered into forward sale agreements to sell an aggregate of 3,721,000 shares of common stock at an average gross offering price of $31.61 per share. No shares were settled during the year ended December 31, 2022.

The Company expects to settle the forward sale agreements in full within 12 months of the respective agreement dates via physical delivery of the outstanding shares of common stock in exchange for cash proceeds, although it may elect cash settlement or net share settlement for all or a portion of its obligations under the forward sale agreements, subject to certain conditions.

During the year ended December 31, 2021, the Company did not enter into any forward sale agreements under the ATM Program.

Dividends

For the year ended December 31, 2022, we paid regular quarterly dividends of $78,323,000 or $1.64 per share. For the year ended December 31, 2021, we paid regular quarterly dividends of $70,770,000 or $1.56 per share.

Dividend Reinvestment Plan

Our dividend reinvestment plan provides our common stockholders with a convenient and economical method of acquiring additional shares of common stock by reinvesting all or a portion of their dividend distributions. During the years ended December 31, 2022 and 2021, we issued 2,053 and 2,681 shares of common stock, respectively, under the dividend reinvestment plan and received proceeds of $59,000 and $80,000, respectively.

Stock-Based Compensation

Compensation cost for our stock-based compensation plans using the fair value method was $4,775,000, $3,997,000 and $3,130,000 for the years ended December 31, 2022, 2021 and 2020, respectively, and is included in general and administrative expense in our consolidated statements of operations.

NOTE 8. — EMPLOYEE BENEFIT PLANS

The Getty Realty Corp. 2004 Omnibus Incentive Compensation Plan (the "2004 Plan") provided for the grant of restricted stock, restricted stock units ("RSUs"), performance awards, dividend equivalents, stock payments and stock awards to all employees and members of the Board of Directors. In April 2021, the Third Amended and Restated 2004 Omnibus Incentive Compensation Plan (the "Third Restated Plan") was approved at our annual meeting of stockholders, in order to, among other things: (i) increase grant awards to a total of 4,000,000 shares; (ii) remove the limit on the maximum number of shares that may be subject to awards made in a calendar year to all participants; (iii) include a minimum restriction period of one year for all awards (subject to certain exceptions); (iv) extend the term until February 22, 2031. RSUs awarded under the Incentive Compensation Plan vest on a cumulative basis ratably over a five-year period with the first 20% vesting occurring on the first anniversary of the date of the grant.

We awarded to employees and directors 238,850, 196,050 and 191,050 RSUs and dividend equivalents in 2022, 2021 and 2020, respectively. RSUs granted before 2009 provide for settlement upon termination of employment with the Company or termination of service from the Board of Directors. RSUs granted in 2009 and thereafter provide for settlement upon the earlier of 10 years after the grant date (or the tenth anniversary of the first vesting date for RSUs granted in 2016-2018) or termination of employment with the Company. On the settlement date each vested RSU will have a value equal to one share of common stock and may be settled, at the sole discretion of the Compensation Committee, in cash or by the issuance of one share of common stock. The RSUs do not provide voting or other stockholder rights unless and until the RSU is settled for a share of common stock. The RSUs vest starting one year from the date of grant, on a cumulative basis at the annual rate of 20% of the total number of RSUs covered by the award. The dividend equivalents represent the value of the dividends paid per common share multiplied by the number of RSUs covered by the award. For the years ended December 31, 2022, 2021 and 2020, dividend equivalents aggregating approximately $1,855,000, $1,485,000 and $1,279,000, respectively, were charged against retained earnings when common stock dividends were declared.

The following is a schedule of the activity relating to RSUs outstanding:

	Number of RSUs Outstanding	Fair Value Amount		Average Per RSU	
RSUs OUTSTANDING AT DECEMBER 31, 2019	702,025				
Granted	191,050	$	5,534,000	$	28.97
Settled	(24,250)		701,500		28.93
Cancelled	(31,350)		904,552		28.85
RSUs OUTSTANDING AT DECEMBER 31, 2020	837,475				
Granted	196,050	$	5,594,000	$	28.53
Settled	(112,125)		3,293,000		29.37
Cancelled	—		—		—
RSUs OUTSTANDING AT DECEMBER 31, 2021	921,400				
Granted	238,850	$	6,539,700	$	27.38
Settled	(35,830)		996,500		27.81
Cancelled	(7,170)		202,700		28.27
RSUs OUTSTANDING AT DECEMBER 31, 2022	1,117,250				

The fair values of the RSUs were determined based on the closing market price of our stock on the date of grant. The fair value of the grants is recognized as compensation expense ratably over the five-year vesting period of the RSUs. Compensation expense related to RSUs for the years ended December 31, 2022, 2021 and 2020, was $4,745,000, $3,976,000 and $3,109,000, respectively, and is included in general and administrative expense in our consolidated statements of operations. As of December 31, 2022, there was $12,278,000 of unrecognized compensation cost related to RSUs granted under the 2004 Plan, which cost is expected to be recognized over a weighted average period of approximately four years. The aggregate intrinsic value of the 1,117,250 outstanding RSUs and the 554,556 vested RSUs as of December 31, 2022, was $37,819,000 and $18,772,000, respectively.

The following is a schedule of the vesting activity relating to RSUs outstanding:

	Number of RSUs Vested	Fair Value	
RSUs VESTED AT DECEMBER 31, 2019	349,135		
Vested	95,750	$	2,637,000
Settled	(24,250)		701,500
RSUs VESTED AT DECEMBER 31, 2020	420,635		
Vested	147,680	$	4,739,000
Settled	(112,125)		3,293,000
RSUs VESTED AT DECEMBER 31, 2021	456,190		
Vested	134,196	$	4,543,000
Settled	(35,830)		996,500
RSUs VESTED AT DECEMBER 31, 2022	554,556		

We have a retirement and profit sharing plan with deferred 401(k) savings plan provisions (the "Retirement Plan") for employees meeting certain service requirements and a supplemental plan for executives (the "Supplemental Plan"). Under the terms of these plans, the annual discretionary contributions to the plans are determined by the Compensation Committee of the Board of Directors.

Also, under the Retirement Plan, employees may make voluntary contributions and we have elected to match an amount equal to fifty percent of such contributions but in no event more than three percent of the employee's eligible compensation. Under the Supplemental Plan, a participating executive may receive an amount equal to 10 percent of eligible compensation, reduced by the amount of any contributions allocated to such executive under the Retirement Plan. Contributions, net of forfeitures, under the retirement plans approximated $382,000, $379,000 and $353,000 for the years ended December 31, 2022, 2021 and 2020, respectively. These amounts are included in general and administrative expense in our consolidated statements of operations. For the year ended December 31, 2021 we distributed $95,000 from the Supplemental Plan to former officers of the Company. There were no distributions from the Supplemental Plan for the year ended December 31, 2022.

NOTE 9. — EARNINGS PER COMMON SHARE

Basic and diluted earnings per common share gives effect, utilizing the two-class method, to the potential dilution from the issuance of shares of our common stock in settlement of RSUs which provide for non-forfeitable dividend equivalents equal to the dividends declared per common share. Basic and diluted earnings per common share is computed by dividing net earnings less dividend equivalents attributable to RSUs by the weighted average number of common shares outstanding during the year.

The following table is a reconciliation of the numerator and denominator used in the computation of basic and diluted earnings per common share using the two-class method (in thousands except per share data):

| | Year ended December 31, | | |
	2022	2021	2020
Net earnings	$ 90,043	$ 62,860	$ 69,388
Less dividend equivalents attributable to RSUs outstanding	(2,103)	(1,437)	(1,355)
Net earnings attributable to common stockholders used in basic and diluted earnings per share calculation	$ 87,940	$ 61,423	$ 68,033
Weighted average common shares outstanding:			
Basic	46,730	44,782	42,040
Incremental shares from stock-based compensation	106	37	30
Incremental shares from ATM Program forward agreements	2	—	—
Diluted	46,838	44,819	42,070
Basic earnings per common share	$ 1.88	$ 1.37	$ 1.62
Diluted earnings per common share	1.88	1.37	1.62

NOTE 10. — FAIR VALUE MEASUREMENTS

Debt Instruments

As of December 31, 2022 and 2021, the carrying value of the borrowings under the Second Restated Credit Agreement approximated fair value. As of December 31, 2022 and 2021, the fair value of the borrowings under senior unsecured notes was $541,000,000 and $561,600,000, respectively. The fair value of the borrowings outstanding as of December 31, 2022 and 2021, was determined using a discounted cash flow technique that incorporates a market interest yield curve with adjustments for duration, risk profile and borrowings outstanding, which are based on unobservable inputs within Level 3 of the Fair Value Hierarchy.

Supplemental Retirement Plan

We have mutual fund assets that are measured at fair value on a recurring basis using Level 1 inputs. We have a Supplemental Retirement Plan for executives. The amounts held in trust under the Supplemental Retirement Plan using Level 2 inputs may be used to satisfy claims of general creditors in the event of our or any of our subsidiaries' bankruptcy. We have liability to the executives participating in the Supplemental Retirement Plan for the participant account balances equal to the aggregate of the amount invested at the executives' direction and the income earned in such mutual funds.

The following summarizes as of December 31, 2022, our assets and liabilities measured at fair value on a recurring basis by level within the Fair Value Hierarchy (in thousands):

	Level 1	Level 2	Level 3	Total
Assets:				
Mutual funds	$ 1,208	$ —	$ —	$ 1,208
Liabilities:				
Deferred compensation	$ —	$ 1,208	$ —	$ 1,208

The following summarizes as of December 31, 2021, our assets and liabilities measured at fair value on a recurring basis by level within the Fair Value Hierarchy (in thousands):

	Level 1	Level 2	Level 3	Total
Assets:				
Mutual funds	$ 1,168	$ —	$ —	$ 1,168
Liabilities:				
Deferred compensation	$ —	$ 1,168	$ —	$ 1,168

Real Estate Assets

We have certain real estate assets that are measured at fair value on a non-recurring basis using Level 3 inputs as of December 31, 2022 and 2021, of $1,833,000 and $1,102,000, respectively, where impairment charges have been recorded. Due to the subjectivity inherent in the internal valuation techniques used in estimating fair value, the amounts realized from the sale of such assets may vary significantly from these estimates. For information regarding the valuation techniques and unobservable inputs used when assessing impairments of real estate assets, see Note 1 - Summary of Significant Accounting Policies.

NOTE 11. —ASSETS HELD FOR SALE

We evaluate the held for sale classification of our real estate as of the end of each quarter. Assets that are classified as held for sale are recorded at the lower of their carrying amount or fair value less costs to sell. As of December 31, 2022 and 2021, there were three and 13 properties, respectively, that met criteria to be classified as held for sale.

Real estate held for sale consisted of the following at December 31, 2022 and 2021 (in thousands):

| | Year ended December 31, | |
	2022	2021
Land	$ 2,707	$ 2,949
Buildings and improvements	2,103	2,247
	4,810	5,196
Accumulated depreciation and amortization	(1,053)	(1,575)
Real estate held for sale, net	$ 3,757	$ 3,621

During the year ended December 31, 2022, we sold a total of 24 properties in multiple transactions which resulted in an aggregate gain of $16,285,000 included in gain on dispositions of real estate on our consolidated statements of operations. We also received funds from a property condemnation resulting in a gain of $138,000 included in gain on dispositions of real estate on our consolidated statements of operations.

During the year ended December 31, 2021, we sold a total of 16 properties in multiple transactions which resulted in an aggregate gain of $16,408,000 included in gain on dispositions of real estate on our consolidated statements of operations. We also received funds from property condemnations resulting in a gain of $478,000, and realized a loss of $168,000 related to lease expirations, included in gain on dispositions of real estate on our consolidated statements of operations.

NOTE 12. — PROPERTY ACQUISITIONS

2022

During the twelve months ended December 31, 2022, the Company acquired fee simple interests in 40 properties for an aggregate purchase price of $137,275,000 and allocated the purchase price as follows (in thousands):

| | | | Purchase Price Allocation | | | | |
Asset Type	Properties	Purchase Price	Land	Buildings & Improve-ments	In-Place Leases	Above Market Leases	Below Market Leases
Car wash properties	16	$ 67,528	$ 12,727	$ 49,871	$ 5,545	$ 403	$ (1,018)
Convenience stores	9	43,874	20,573	18,888	4,413	—	—
Auto service centers	14	22,912	2,621	17,516	2,823	—	(48)
Drive thrus	1	2,961	702	2,182	77	—	—
	40	$ 137,275	$ 36,623	$ 88,457	$ 12,858	$ 403	$ (1,066)

2021

During the twelve months ended December 31, 2021, the Company acquired fee simple interests in 97 properties for an aggregate purchase price of $194,292,000 and allocated the purchase price as follows (in thousands):

			Purchase Price Allocation				
Asset Type	**Properties**	**Purchase Price**	**Land**	**Buildings & Improvements**	**In-Place Leases**	**Above Market Leases**	**Below Market Leases**
Convenience stores	25	$ 82,955	$ 50,371	$ 26,836	$ 6,843	$ —	$ (1,095)
Car wash properties	17	63,887	14,401	44,069	5,417	—	—
Auto service centers	54	45,586	7,569	32,668	4,179	2,830	(1,660)
Drive thrus	1	1,864	192	1,568	104	—	—
	97	**$ 194,292**	**$ 72,533**	**$ 105,141**	**$ 16,543**	**$ 2,830**	**$ (2,755)**

NOTE 13. — ACQUIRED INTANGIBLE ASSETS

Acquired above-market (when we are a lessor) and below-market leases (when we are a lessee) are included in prepaid expenses and other assets and had a balance of $5,950,000 and $6,164,000 (net of accumulated amortization of $7,189,000 and $6,572,000, respectively) at December 31, 2022 and 2021, respectively. Acquired above-market (when we are lessee) and below-market (when we are lessor) leases are included in accounts payable and accrued liabilities and had a balance of $19,092,000 and $19,827,000 (net of accumulated amortization of $25,156,000 and $23,356,000, respectively) at December 31, 2022 and 2021, respectively. When we are a lessor, above-market and below-market leases are amortized and recorded as either an increase (in the case of below-market leases) or a decrease (in the case of above-market leases) to rental revenue over the remaining term of the associated lease in place at the time of purchase. When we are a lessee, above-market and below-market leases are amortized and recorded as either an increase (in the case of below-market leases) or a decrease (in the case of above-market leases) to rental expense over the remaining term of the associated lease in place at the time of purchase. Rental income included amortization from acquired leases of $1,184,000, $1,221,000 and $1,438,000 for the years ended December 31, 2022, 2021 and 2020, respectively. Rent expense included amortization from acquired leases of $0, $31,000 and $97,000 for the years ended December 31, 2022, 2021 and 2020, respectively.

In-place leases are included in prepaid expenses and other assets and had a balance of $68,064,000 and $60,928,000 (net of accumulated amortization of $27,155,000 and $21,435,000, respectively) at December 31, 2022 and 2021, respectively. The value associated with in-place leases and lease origination costs are amortized into depreciation and amortization expense over the remaining life of the lease. Depreciation and amortization expense included amortization from in-place leases of $5,721,000, $4,647,000 and $3,745,000 for the years ended December 31, 2022, 2021 and 2020, respectively.

The amortization for acquired intangible assets during the next five years and thereafter, assuming no early lease terminations, is as follows:

As Lessor:	**Above-Market Leases**	**Below-Market Leases**	**In-Place Leases**
Year ending December 31,			
2023	$ 624,000	$ 1,692,000	$ 4,904,000
2024	610,000	1,692,000	4,836,000
2025	551,000	1,669,000	4,784,000
2026	551,000	1,581,000	4,713,000
2027	551,000	1,533,000	4,614,000
Thereafter	3,063,000	10,925,000	44,213,000
	$ 5,950,000	$ 19,092,000	$ 68,064,000

NOTE 14. — SUBSEQUENT EVENTS

In preparing our consolidated financial statements, we have evaluated events and transactions occurring after December 31, 2022, for recognition or disclosure purposes. Based on this evaluation, there were no significant subsequent events, other than as described below, from December 31, 2022, through the date the financial statements were issued.

On January 20, 2023, the Company issued $125,000,000 of senior unsecured notes priced at a fixed rate of 3.65% and maturing January 20, 2033 pursuant to note purchase and guarantee agreements entered into in February 2022 and previously announced. Proceeds from the senior unsecured notes were used to prepay the Company's $75,000,000 5.35% Series B senior unsecured notes due June 2, 2023, including related transaction expenses, and to fund investment activity.

The foregoing descriptions of the note purchase and guarantee agreements do not purport to be complete and are subject to, and qualified in their entirety by reference to, the full text of such documents, copies of which were filed as Exhibits to the Company’s Quarterly Report on Form 10-Q for the quarter ending on March 31, 2022.

<center>**Report of Independent Registered Public Accounting Firm**</center>

To the Board of Directors and Stockholders of Getty Realty Corp.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the consolidated financial statements, including the related notes, as listed in the index appearing under Item 8, and the financial statement schedules listed in the index appearing under Item 15(a)(2), of Getty Realty Corp. and its subsidiaries (the "Company") (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a

<center>71</center>

whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Purchase Price Allocation for Asset Acquisitions

As described in Notes 1 and 12 to the consolidated financial statements, during the year ended December 31, 2022, the Company acquired fee simple interests in 40 properties which were accounted for as asset acquisitions for an aggregate purchase price of $137,275,000. For acquired properties accounted for as asset acquisitions management estimates the fair value of acquired tangible assets (consisting of land, buildings and improvements) "as if vacant" and identified intangible assets and liabilities (consisting of leasehold interests, above-market and below-market leases, in-place leases and tenant relationships) and assumed debt. Based on these estimates, management allocates the estimated fair value to the applicable assets and liabilities. Fair value is determined based on an exit price approach, which contemplates the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The valuation of the applicable assets and liabilities involves the use of significant estimates and assumptions related to capitalization rates, market rental rates, discount rates, and the EBITDA-to-rent coverage ratios.

The principal considerations for our determination that performing procedures relating to the purchase price allocation for asset acquisitions is a critical audit matter are (i) the significant judgment by management when developing the fair value measurements for purchase price allocations, which in turn led to a high degree of auditor judgment and subjectivity in performing procedures related to these fair value measurements, (ii) significant auditor judgment was necessary to evaluate the audit evidence for the relevant significant assumptions relating to the tangible and intangible assets, such as the capitalization rates, market rental rates, discount rates, and EBITDA-to-rent coverage ratios, and (iii) the audit effort included the involvement of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to purchase price accounting, including controls over the development of significant inputs and assumptions used in the estimated fair values of tangible and intangible assets. These procedures also included, among others, the involvement of professionals with specialized skill and knowledge to assist in testing the process used by management to develop fair value estimates of acquired tangible and intangible assets, which involved evaluating the appropriateness of the valuation methods used and the reasonableness of the significant assumptions related to capitalization rates, market rental rates, discount rates, and EBITDA-to-rent coverage ratios. Evaluating the reasonableness of the significant assumptions included considering whether these assumptions were consistent with external market data, comparable transactions, and evidence obtained in other areas of the audit. Testing the process used by management involved testing the completeness and accuracy of data provided by management.

Environmental Remediation Obligations

As described in Notes 1 and 5 to the consolidated financial statements, as of December 31, 2022 management has accrued a total of $23,155,000 for their prospective environmental remediation obligations. Management records the fair value for an environmental remediation obligation as an asset and liability when there is a legal obligation associated with the retirement of a tangible long-lived asset and the liability can be reasonably estimated. Environmental remediation obligations are estimated based on the level and impact of contaminations at each property. Management measures their environmental remediation liabilities at fair value based on expected future net cash flows, adjusted for inflation and discounted to present value.

The principal considerations for our determination that performing procedures relating to environmental remediation obligations is a critical audit matter are (i) the significant judgment by management when developing the fair value measurements for the environmental remediation obligations, which in turn led to a high degree of auditor judgment and subjectivity in performing procedures related to these fair value measurements, (ii) significant auditor judgment was necessary to evaluate the significant assumption and audit evidence relating to the projections of future net cash flows and estimated remediation costs and (iii) the audit effort included the involvement of professionals with specialized skill and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the valuation of the environmental remediation obligation, including controls over the development of the significant inputs and assumptions related to estimated remediation costs. These procedures also included, among others, testing the process used by management to develop fair value estimates of environmental remediation obligations, which involved evaluating the appropriateness of the methods and testing the completeness and accuracy of the data provided by management. Evaluating the reasonableness of the estimated remediation costs assumption included considering whether the assumption was consistent with external market data and evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating the reasonableness of the significant assumptions related to estimated remediation costs.

/s/ PricewaterhouseCoopers LLP
New York, New York
February 23, 2023

We have served as the Company's auditor since at least 1975. We have not been able to determine the specific year we began serving as auditor of the Company.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports filed or furnished pursuant to the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

As required by Rules 13a-15(b) and 15d-15(b) of the Exchange Act, we have carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K. Based on the foregoing, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) were effective as of December 31, 2022, at the reasonable assurance level.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we have conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment under the framework in Internal Control – Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2022.

The effectiveness of our internal control over financial reporting as of December 31, 2022, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears in "Item 8. Financial Statements and Supplementary Data".

Changes in Internal Control over Financial Reporting

There have not been any changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fourth fiscal quarter to which this report relates that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

None

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Information with respect to our executive officers is incorporated herein by reference to information under the heading "Executive Officers" in the Proxy Statement. Information with respect to compliance with Section 16(a) of the Exchange Act is incorporated herein by reference to information under the heading "Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement. Information with respect to directors, the audit committee and the audit committee financial expert, and procedures by which stockholders may recommend nominees to the board of directors in response to this item is incorporated herein by reference to information under the headings "Election of Directors" and "Directors' Meetings, Committees and Executive Officers" in the Proxy Statement.

Item 11. Executive Compensation

Information in response to this item is incorporated herein by reference to information under the heading "Executive Compensation" in the Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information in response to this item is incorporated herein by reference to information under the heading "Beneficial Ownership of Capital Stock" and "Executive Compensation – Compensation Discussion and Analysis – Equity Compensation – Equity Compensation Plan Information" in the Proxy Statement.

Item 13. Certain Relationships and Related Transactions, and Director Independence

There were no such relationships or transactions to report for the year ended December 31, 2022.

Information with respect to director independence is incorporated herein by reference to information under the heading "Directors' Meetings, Committees and Executive Officers – Independence of Directors" in the Proxy Statement.

Item 14. Principal Accountant Fees and Services

Information in response to this item is incorporated herein by reference to information under the heading "Ratification of Appointment of Independent Registered Public Accounting Firm" in the Proxy Statement.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) (1) Financial Statements

Information in response to this Item is included in "Item 8. Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

(a) (2) Financial Statement Schedules

The following Financial Statement Schedules are included beginning on page 77 of this Annual Report on Form 10-K.

Schedule III — Real Estate and Accumulated Depreciation and Amortization as of December 31, 2022
Schedule IV — Mortgage Loans on Real Estate as of December 31, 2022

(a) (3) Exhibits

Information in response to this Item is incorporated herein by reference to the Exhibit Index on page 96 of this Annual Report on Form 10-K.

Item 16. Form 10-K Summary

None.

GETTY REALTY CORP. and SUBSIDIARIES
SCHEDULE III — REAL ESTATE AND ACCUMULATED DEPRECIATION AND AMORTIZATION
As of December 31, 2022
(in thousands)

The summarized changes in real estate assets and accumulated depreciation are as follows:

	2022	2021	2020
Investment in real estate:			
Balance at beginning of year	$ 1,410,051	$ 1,246,588	$ 1,113,651
Acquisitions and capital expenditures	128,349	182,110	141,240
Impairments	(3,852)	(5,409)	(5,324)
Sales and condemnations	(12,992)	(12,595)	(2,603)
Lease expirations/settlements	(6,806)	(643)	(376)
Balance at end of year	$ 1,514,750	$ 1,410,051	$ 1,246,588
Accumulated depreciation and amortization:			
Balance at beginning of year	$ 210,615	$ 187,061	$ 165,892
Depreciation and amortization	33,700	30,126	25,869
Impairments	(307)	(1,382)	(1,066)
Sales and condemnations	(4,161)	(4,256)	(929)
Lease expirations/settlements	(5,982)	(934)	(2,705)
Balance at end of year	$ 233,865	$ 210,615	$ 187,061

	Initial Cost of Leasehold or Acquisition Investment to Company (1)	Cost Capitalized Subsequent to Initial Investment	Gross Amount at Which Carried at Close of Period			Accumulated Depreciation	Date of Initial Leasehold or Acquisition Investment (1)
			Land	Building and Improvements	Total Cost		
Phenix City, AL	$ 1,670	$ 0	$ 942	$ 728	$ 1,670	$ 155	2019
Troy, AL	2,595	-	677	1,918	2,595	128	2021
Fayetteville, AR	2,266	-	1,637	629	2,266	148	2018
Fayetteville, AR	2,867	-	1,971	896	2,867	210	2018
Hope, AR	1,472	-	999	473	1,472	112	2018
Jacksonville, AR	1,526	-	730	796	1,526	53	2021
Jonesboro, AR	2,737	-	1,216	1,521	2,737	640	2014
Jonesboro, AR	2,985	-	330	2,655	2,985	1,701	2007
Lake Charles, AR	1,069	-	620	449	1,069	112	2018
Lake Charles, AR	1,468	-	1,002	466	1,468	109	2018
Little Rock, AR	978	-	535	443	978	118	2018
Little Rock, AR	2,763	-	497	2,266	2,763	409	2019
Marion, AR	1,991	-	1,407	584	1,991	42	2021
Pine Bluff, AR	2,985	-	2,166	819	2,985	188	2018
Rogers, AR	927	-	533	394	927	105	2018
Sulphur, AR	777	-	375	402	777	112	2018
Texarkana, AR	1,592	-	1,058	534	1,592	132	2018
Buckeye, AZ	3,928	-	2,334	1,594	3,928	463	2017
Chandler, AZ	1,838	-	1,261	577	1,838	200	2017
Gilbert, AZ	1,448	-	983	465	1,448	159	2017
Gilbert, AZ	1,602	-	796	806	1,602	271	2017
Gilbert, AZ	3,112	-	1,593	1,519	3,112	473	2017
Gilbert, AZ	3,204	-	1,839	1,365	3,204	425	2017
Glendale, AZ	1,722	-	1,178	544	1,722	179	2017
Mesa, AZ	1,503	-	839	664	1,503	218	2017
Mesa, AZ	2,185	-	1,612	573	2,185	191	2017
Mesa, AZ	3,169	-	2,005	1,164	3,169	350	2017
Peoria, AZ	1,331	-	992	339	1,331	122	2017
Phoenix, AZ	1,943	-	1,311	632	1,943	158	2018
Phoenix, AZ	2,177	-	1,532	645	2,177	212	2017
Phoenix, AZ	2,415	-	433	1,982	2,415	495	2017
Queen Creek, AZ	2,868	-	1,255	1,613	2,868	512	2017
San Tan Valley, AZ	4,022	-	2,549	1,473	4,022	475	2017
Sierra Vista, AZ	1,765	-	269	1,496	1,765	410	2017
Sierra Vista, AZ	4,440	-	1,849	2,591	4,440	726	2017
Tucson, AZ	1,261	-	664	597	1,261	194	2017
Tucson, AZ	1,301	-	557	744	1,301	240	2017
Tucson, AZ	1,303	-	590	713	1,303	234	2017
Tucson, AZ	2,085	-	1,487	598	2,085	209	2017
Tucson, AZ	3,652	-	2,924	728	3,652	237	2017
Alhambra, CA	6,591	-	6,078	513	6,591	111	2019
Bellflower, CA	1,369	-	910	459	1,369	329	2007
Benicia, CA	2,224	-	1,058	1,166	2,224	851	2007
Cotati, CA	6,072	-	4,008	2,064	6,072	862	2015
Fillmore, CA	1,354	-	950	404	1,354	289	2007
Grass Valley, CA	1,485	-	853	632	1,485	272	2015
Harbor City, CA	4,442	-	3,597	845	4,442	204	2019
Hercules, CA	6,900	-	6,018	882	6,900	61	2021

	Initial Cost of Leasehold or Acquisition Investment to Company (1)	Cost Capitalized Subsequent to Initial Investment	Land	Building and Improvements	Total Cost	Accumulated Depreciation	Date of Initial Leasehold or Acquisition Investment (1)
			Gross Amount at Which Carried at Close of Period				
Hesperia, CA	$ 1,643	$ 0	$ 849	$ 794	$ 1,643	$ 547	2007
Hesperia, CA	2,055	-	492	1,563	2,055	793	2015
Indio, CA	1,250	-	302	948	1,250	425	2015
Indio, CA	2,727	-	1,486	1,241	2,727	584	2015
La Palma, CA	1,971	-	1,389	582	1,971	413	2007
La Puente, CA	7,615	-	6,405	1,210	7,615	597	2015
Lakeside, CA	3,715	-	2,695	1,020	3,715	478	2015
Lakewood, CA	2,612	-	1,804	808	2,612	170	2019
Los Angeles, CA	6,612	-	5,006	1,606	6,612	785	2015
Oakland, CA	5,434	-	4,123	1,311	5,434	632	2015
Ontario, CA	6,613	-	4,523	2,090	6,613	1,021	2015
Phelan, CA	4,611	-	3,276	1,335	4,611	667	2015
Pomona, CA	1,497	-	674	823	1,497	170	2019
Pomona, CA	2,347	-	1,916	431	2,347	100	2019
Riverside, CA	2,130	-	1,619	511	2,130	298	2015
Sacramento, CA	3,193	-	2,207	986	3,193	491	2015
Sacramento, CA	4,247	-	2,604	1,643	4,247	725	2015
Sacramento, CA	5,942	-	4,233	1,709	5,942	806	2015
San Dimas, CA	1,941	-	749	1,192	1,941	792	2007
San Jose, CA	5,412	-	4,219	1,193	5,412	628	2015
San Leandro, CA	5,978	-	5,078	900	5,978	465	2015
Shingle Springs, CA	4,751	-	3,489	1,262	4,751	614	2015
Stockton, CA	1,187	-	627	560	1,187	279	2015
Stockton, CA	3,001	-	1,460	1,541	3,001	692	2015
Torrance, CA	5,386	-	4,017	1,369	5,386	256	2019
Aurora, CO	2,874	-	2,284	590	2,874	196	2017
Boulder, CO	3,900	-	2,875	1,025	3,900	453	2015
Broomfield, CO	1,785	-	1,388	397	1,785	146	2017
Broomfield, CO	2,380	-	1,496	884	2,380	266	2017
Castle Rock, CO	5,269	(128)	3,141	2,000	5,141	944	2015
Colorado Springs, CO	1,382	-	756	626	1,382	198	2017
Colorado Springs, CO	3,274	-	2,865	409	3,274	145	2017
Denver, CO	2,157	-	1,579	578	2,157	201	2017
Englewood, CO	2,495	-	2,207	288	2,495	116	2017
Golden, CO	4,641	-	3,247	1,394	4,641	639	2015
Golden, CO	6,151	-	4,201	1,950	6,151	941	2015
Greenwood Village, CO	4,077	-	2,889	1,188	4,077	521	2015
Highlands Ranch, CO	4,356	-	2,921	1,435	4,356	673	2015
Lakewood, CO	2,349	-	1,541	808	2,349	360	2015
Littleton, CO	4,139	-	2,272	1,867	4,139	873	2015
Lone Tree, CO	6,612	-	5,125	1,487	6,612	727	2015
Longmont, CO	3,619	-	2,315	1,304	3,619	638	2015
Louisville, CO	6,605	-	5,228	1,377	6,605	661	2015
Monument, CO	3,828	-	2,798	1,030	3,828	374	2017
Morrison, CO	5,081	-	3,018	2,063	5,081	999	2015
Superior, CO	3,748	-	2,477	1,271	3,748	594	2015
Thornton, CO	5,003	-	2,722	2,281	5,003	1,069	2015
Westminster, CO	1,457	-	752	705	1,457	322	2015

	Initial Cost of Leasehold or Acquisition Investment to Company (1)	Cost Capitalized Subsequent to Initial Investment	Gross Amount at Which Carried at Close of Period			Accumulated Depreciation	Date of Initial Leasehold or Acquisition Investment (1)
			Land	Building and Improvements	Total Cost		
Avon, CT	$ 731	$ 50	$ 403	$ 378	$ 781	$ 329	2002
Bridgeport, CT	313	298	204	407	611	352	1985
Bridgeport, CT	350	330	228	452	680	397	1985
Bridgeport, CT	377	391	246	522	768	467	1985
Bristol, CT	1,594	-	1,036	558	1,594	405	2004
Brookfield, CT	58	482	20	520	540	478	1985
Darien, CT	667	265	434	498	932	497	1985
Durham, CT	994	-	-	994	994	994	2004
Ellington, CT	1,295	-	842	453	1,295	329	2004
Hamden, CT	645	-	527	118	645	23	2018
Hartford, CT	665	-	432	233	665	169	2004
Meriden, CT	1,532	-	989	543	1,532	397	2004
Middletown, CT	133	427	131	429	560	375	1987
Milford, CT	3,388	-	2,218	1,170	3,388	51	2022
New Haven, CT	217	297	141	373	514	318	1985
New Haven, CT	539	209	351	397	748	377	1985
New Haven, CT	1,413	(197)	569	647	1,216	443	1985
Newington, CT	954	-	620	334	954	243	2004
North Haven, CT	90	617	365	342	707	222	1982
Norwalk, CT	511	39	332	218	550	217	1985
Norwalk, CT	-	693	402	291	693	202	1988
Old Greenwich, CT	-	1,219	620	599	1,219	444	1969
Plymouth, CT	931	-	605	326	931	237	2004
Shelton, CT	3,679	-	1,645	2,034	3,679	122	2021
South Windham, CT	644	1,398	598	1,444	2,042	895	2004
South Windsor, CT	545	-	337	208	545	159	2004
Stamford, CT	507	16	330	193	523	192	1985
Stamford, CT	603	103	393	313	706	291	1985
Stamford, CT	507	449	330	626	956	553	1985
Suffield, CT	237	603	201	639	840	553	2004
Wallingford, CT	551	-	335	216	551	166	2004
Waterbury, CT	515	-	335	180	515	131	2004
Waterbury, CT	804	-	516	288	804	212	2004
Watertown, CT	925	-	567	358	925	274	2004
West Haven, CT	1,215	-	790	425	1,215	309	2004
Westport, CT	604	12	393	223	616	222	1985
Willimantic, CT	717	-	466	251	717	182	2004
Wilton, CT	519	207	338	388	726	378	1985
Windsor Locks, CT	1,031	-	670	361	1,031	262	2004
Windsor Locks, CT	1,434	1,400	1,055	1,779	2,834	1,544	2004
Washington, DC	848	-	418	430	848	207	2013
Washington, DC	941	-	664	277	941	154	2013
Callahan, FL	2,894	-	2,056	838	2,894	283	2017
Largo, FL	2,064	-	1,143	921	2,064	167	2019
Orlando, FL	868	33	401	500	901	467	2000
Yulee, FL	1,963	-	570	1,393	1,963	410	2017
Augusta, GA	1,843	-	1,077	766	1,843	156	2019
Augusta, GA	3,150	-	286	2,864	3,150	776	2017

	Initial Cost of Leasehold or Acquisition Investment to Company (1)	Cost Capitalized Subsequent to Initial Investment	Gross Amount at Which Carried at Close of Period			Accumulated Depreciation	Date of Initial Leasehold or Acquisition Investment (1)
			Land	Building and Improvements	Total Cost		
Columbus, GA	$ 1,617	$ 0	$ 984	$ 633	$ 1,617	$ 138	2019
Hinesville, GA	995	-	245	750	995	105	2019
Perry, GA	1,724	-	1,312	412	1,724	146	2017
Haleiwa, HI	1,522	-	1,058	464	1,522	367	2007
Honolulu, HI	1,071	30	981	120	1,101	99	2007
Honolulu, HI	1,539	-	1,219	320	1,539	225	2007
Honolulu, HI	1,769	-	1,192	577	1,769	391	2007
Honolulu, HI	9,211	-	8,194	1,017	9,211	700	2007
Kaneohe, HI	1,364	-	822	542	1,364	394	2007
Kaneohe, HI	1,977	236	1,473	740	2,213	500	2007
Waianae, HI	1,520	-	648	872	1,520	592	2007
Waianae, HI	1,997	-	871	1,126	1,997	766	2007
Waipahu, HI	2,458	-	945	1,513	2,458	1,009	2007
Bolingbrook, IL	3,814	-	955	2,859	3,814	193	2021
Peoria, IL	1,635	-	724	911	1,635	4	2022
Prospect Heights, IL	1,547	(842)	352	353	705	13	2018
Roselle, IL	2,851	-	1,741	1,110	2,851	224	2019
Merrillville, IN	1,911	-	218	1,693	1,911	78	2021
Schererville, IN	1,519	-	269	1,250	1,519	61	2021
Kansas City, KS	4,666	-	331	4,335	4,666	542	2020
Leavenworth, KS	1,110	-	206	904	1,110	49	2021
Lenexa, KS	1,144	-	470	674	1,144	39	2021
Merriam, KS	4,659	-	743	3,916	4,659	475	2020
Olathe, KS	4,658	-	498	4,160	4,658	511	2020
Overland Park, KS	945	-	353	592	945	32	2021
Overland Park, KS	4,620	-	1,511	3,109	4,620	333	2020
Topeka, KS	1,200	-	195	1,005	1,200	52	2021
Bowling Green, KY	3,153	-	499	2,654	3,153	495	2020
Lexington, KY	3,195	-	676	2,519	3,195	196	2021
Lexington, KY	3,195	-	803	2,392	3,195	186	2021
Louisville, KY	3,356	-	818	2,538	3,356	467	2019
Louisville, KY	4,450	-	1,354	3,096	4,450	378	2021
Owensboro, KY	3,810	-	1,011	2,799	3,810	734	2019
Bossier City, LA	2,181	-	1,333	848	2,181	284	2017
Arlington, MA	518	28	338	208	546	207	1985
Auburn, MA	369	164	240	293	533	261	1991
Auburn, MA	600	-	600	-	600	-	2011
Auburn, MA	625	-	625	-	625	-	2011
Auburn, MA	725	-	725	-	725	-	2011
Barre, MA	536	12	348	200	548	160	1991
Bedford, MA	1,350	-	1,350	-	1,350	-	2011
Bellingham, MA	734	73	476	331	807	330	1985
Bradford, MA	650	-	650	-	650	-	2011
Burlington, MA	600	-	600	-	600	-	2011
Burlington, MA	1,250	-	1,250	-	1,250	-	2011
Falmouth, MA	415	2,372	458	2,329	2,787	610	1988
Foxborough, MA	427	98	325	200	525	184	1990
Gardner, MA	550	-	550	-	550	-	2011
Gardner, MA	787	-	638	149	787	80	2014

	Initial Cost of Leasehold or Acquisition Investment to Company (1)	Cost Capitalized Subsequent to Initial Investment	Gross Amount at Which Carried at Close of Period		Total Cost	Accumulated Depreciation	Date of Initial Leasehold or Acquisition Investment (1)
			Land	Building and Improvements			
Gardner, MA	$ 1,009	$ 412	$ 657	$ 764	$ 1,421	$ 618	1985
Hyde Park, MA	499	188	322	365	687	326	1985
Leominster, MA	571	-	199	372	571	212	2012
Littleton, MA	1,357	-	759	598	1,357	179	2017
Lowell, MA	-	636	429	207	636	136	1996
Lowell, MA	3,961	-	2,042	1,919	3,961	323	2019
Lynn, MA	850	-	850	-	850	-	2011
Marlborough, MA	550	-	550	-	550	-	2011
Maynard, MA	735	99	479	355	834	336	1985
Melrose, MA	600	-	600	-	600	-	2011
Methuen, MA	490	16	319	187	506	187	1985
Methuen, MA	650	-	650	-	650	-	2011
Newton, MA	691	89	450	330	780	330	1985
Peabody, MA	550	-	550	-	550	-	2011
Peabody, MA	650	-	650	-	650	-	2011
Randolph, MA	574	245	430	389	819	358	1985
Revere, MA	1,300	-	1,300	-	1,300	-	2011
Rockland, MA	579	45	377	247	624	246	1985
Salem, MA	600	-	600	-	600	-	2011
Seekonk, MA	1,073	(373)	576	124	700	116	1985
Sutton, MA	714	57	464	307	771	254	1993
Tewksbury, MA	125	596	75	646	721	489	1986
Tewksbury, MA	1,200	-	1,200	-	1,200	-	2011
Wakefield, MA	900	-	900	-	900	-	2011
Watertown, MA	358	129	321	166	487	164	1985
Webster, MA	1,012	1,164	659	1,517	2,176	1,092	1985
West Roxbury, MA	490	159	319	330	649	110	1985
Wilmington, MA	600	-	600	-	600	-	2011
Wilmington, MA	1,300	-	1,300	-	1,300	-	2011
Woburn, MA	508	314	508	314	822	312	1985
Worcester, MA	500	-	500	-	500	-	2011
Worcester, MA	550	-	550	-	550	-	2011
Worcester, MA	547	11	356	202	558	161	1991
Worcester, MA	196	790	-	986	986	265	2017
Worcester, MA	979	7	636	350	986	277	1991
Worcester, MA	498	530	322	706	1,028	483	1985
Accokeek, MD	692	-	692	-	692	-	2010
Baltimore, MD	802	-	-	802	802	634	2007
Baltimore, MD	2,259	-	722	1,537	2,259	1,034	2007
Beltsville, MD	525	-	525	-	525	-	2009
Beltsville, MD	731	-	731	-	731	-	2009
Beltsville, MD	1,050	-	1,050	-	1,050	-	2009
Beltsville, MD	1,130	-	1,130	-	1,130	-	2009
Bladensburg, MD	571	-	571	-	571	-	2009
Bowie, MD	1,084	-	1,084	-	1,084	-	2009
Capitol Heights,, MD	628	-	628	-	628	-	2009
Clinton, MD	651	-	651	-	651	-	2009
College Park, MD	536	-	536	-	536	-	2009
District Heights, MD	1,039	-	1,039	-	1,039	-	2009

	Initial Cost of Leasehold or Acquisition Investment to Company (1)	Cost Capitalized Subsequent to Initial Investment	Gross Amount at Which Carried at Close of Period			Accumulated Depreciation	Date of Initial Leasehold or Acquisition Investment (1)
			Land	Building and Improvements	Total Cost		
Ellicott City, MD	$ 895	$ 0	$ 0	$ 895	$ 895	$ 745	2007
Greater Landover, MD	753	-	753	-	753	-	2009
Greenbelt, MD	1,153	-	1,153	-	1,153	-	2009
Hyattsville, MD	491	-	491	-	491	-	2009
Hyattsville, MD	594	-	594	-	594	-	2009
Landover, MD	662	-	662	-	662	-	2009
Landover Hills, MD	1,358	-	1,358	-	1,358	-	2009
Lanham, MD	822	-	822	-	822	-	2009
Laurel, MD	696	-	696	-	696	-	2009
Laurel, MD	1,210	-	1,210	-	1,210	-	2009
Laurel, MD	1,267	-	1,267	-	1,267	-	2009
Laurel, MD	1,415	-	1,415	-	1,415	-	2009
Laurel, MD	1,530	-	1,530	-	1,530	-	2009
Laurel, MD	2,523	-	2,523	-	2,523	-	2009
Oxon Hill, MD	1,256	-	1,256	-	1,256	-	2009
Riverdale, MD	582	-	582	-	582	-	2009
Suitland, MD	673	-	673	-	673	-	2009
Upper Marlboro, MD	845	-	845	-	845	-	2009
Biddeford, ME	618	8	235	391	626	391	1985
Lewiston, ME	342	188	222	308	530	287	1985
Battle Creek, MI	3,225	-	771	2,454	3,225	176	2021
Battle Creek, MI	3,273	-	562	2,711	3,273	155	2021
Beverly Hills, MI	559	-	134	425	559	30	2021
Canton, MI	491	-	91	400	491	29	2021
Cutlerville, MI	557	-	280	277	557	27	2021
Dearborn, MI	552	-	75	477	552	35	2021
Detroit, MI	563	-	16	547	563	38	2021
East Lansing,, MI	554	-	68	486	554	34	2021
Farmington, MI	556	-	203	353	556	31	2021
Grand Blanc,, MI	562	-	46	516	562	37	2021
Grand Ledge, MI	1,174	-	100	1,074	1,174	77	2021
Grand Rapids, MI	506	-	86	420	506	33	2021
Grand Rapids, MI	818	-	201	617	818	44	2021
Grand Rapids,, MI	562	-	48	514	562	36	2021
Grand Rapids,, MI	562	-	32	530	562	37	2021
Grandville, MI	1,043	-	192	851	1,043	63	2021
Holland, MI	559	-	27	532	559	37	2021
Jackson, MI	508	-	118	390	508	29	2021
Jackson, MI	558	-	182	376	558	27	2021
Jenison, MI	615	-	37	578	615	41	2021
Lambertville, MI	617	-	345	272	617	25	2021
Lansing, MI	488	-	78	410	488	36	2021
Lansing, MI	916	-	190	726	916	56	2021
Lansing, MI	3,230	-	852	2,378	3,230	140	2021
Livonia, MI	526	-	122	404	526	32	2021
Madison Heights, MI	1,760	-	192	1,568	1,760	72	2021
Madison Heights, MI	562	-	38	524	562	36	2021
Midland, MI	518	-	10	508	518	37	2021

	Initial Cost of Leasehold or Acquisition Investment to Company (1)	Cost Capitalized Subsequent to Initial Investment	Land	Building and Improvements	Total Cost	Accumulated Depreciation	Date of Initial Leasehold or Acquisition Investment (1)
					Gross Amount at Which Carried at Close of Period		
Midland, MI	$ 630	$ 0	$ 10	$ 620	$ 630	$ 44	2021
Oak Park,, MI	562	-	107	455	562	33	2021
Redford Township, MI	560	-	44	516	560	36	2021
Saginaw, MI	523	-	124	399	523	32	2021
Sterling Heights, MI	555	-	170	385	555	29	2021
Trenton, MI	561	-	48	513	561	36	2021
Warren, MI	489	-	41	448	489	32	2021
Wyoming, MI	511	-	37	474	511	34	2021
Zeeland, MI	715	-	92	623	715	48	2021
Maple Grove, MIN	4,233	-	955	3,278	4,233	508	2019
Blue Springs, MO	4,646	-	386	4,260	4,646	555	2020
Blue Springs, MO	5,065	-	354	4,711	5,065	592	2020
Independence, MO	5,109	-	600	4,509	5,109	577	2020
Kansas City, MO	3,863	-	366	3,497	3,863	446	2020
Kansas City, MO	4,982	-	609	4,373	4,982	531	2020
Parkville, MO	4,636	-	317	4,319	4,636	521	2020
Raymore, MO	3,582	-	570	3,012	3,582	398	2020
Summit, MO	1,503	-	351	1,152	1,503	57	2021
Hattiesburg, MS	1,760	-	850	910	1,760	71	2021
Hattiesburg, MS	2,143	-	1,258	885	2,143	63	2021
Indian Trail, NC	4,582	-	3,069	1,513	4,582	88	2021
Angier, NC	1,390	-	93	1,297	1,390	5	2022
Candler, NC	1,290	-	82	1,208	1,290	4	2022
Cary, NC	1,939	-	1,292	647	1,939	46	2021
Charlotte, NC	1,967	-	1,457	510	1,967	31	2021
Charlotte, NC	5,194	-	3,670	1,524	5,194	90	2021
Fayetteville, NC	986	-	509	477	986	119	2018
Franklin, NC	1,275	-	62	1,213	1,275	4	2022
Greensboro, NC	3,857	-	969	2,888	3,857	467	2020
Henderson, NC	1,356	-	774	582	1,356	44	2021
Henderson, NC	2,680	-	1,918	762	2,680	47	2021
Hickory, NC	2,884	-	702	2,182	2,884	8	2022
High Point, NC	1,155	-	368	787	1,155	113	2020
Indian Trail, NC	5,895	-	4,807	1,088	5,895	63	2021
Jacksonville, NC	1,272	-	268	1,004	1,272	4	2022
Kannapolis, NC	3,791	-	616	3,175	3,791	609	2019
Lexington, NC	1,316	-	154	1,162	1,316	4	2022
Lexington, NC	1,317	-	144	1,173	1,317	4	2022
Lexington, NC	1,776	-	301	1,475	1,776	330	2017
Lincolnton, NC	1,392	-	206	1,186	1,392	4	2022
Monroe, NC	1,886	-	1,232	654	1,886	39	2021
Morganton, NC	1,391	-	155	1,236	1,391	4	2022
Nashville, NC	4,025	-	2,378	1,647	4,025	103	2021
Oxford, NC	1,529	-	309	1,220	1,529	73	2021
Raleigh, NC	1,601	-	1,149	452	1,601	96	2019
Raleigh, NC	2,929	-	2,457	472	2,929	31	2021
Rockingham, NC	3,035	-	233	2,802	3,035	510	2019

	Initial Cost of Leasehold or Acquisition Investment to Company (1)	Cost Capitalized Subsequent to Initial Investment	Gross Amount at Which Carried at Close of Period			Accumulated Depreciation	Date of Initial Leasehold or Acquisition Investment (1)
			Land	Building and Improvements	Total Cost		
Rolesville, NC	$ 1,329	$ 0	$ 700	$ 629	$ 1,329	$ 45	2021
Sylva, NC	2,170	-	62	2,108	2,170	7	2022
Taylorsville, NC	1,082	-	103	979	1,082	3	2022
Wake Forest, NC	1,114	-	411	703	1,114	48	2021
Waynesville, NC	2,323	-	82	2,241	2,323	8	2022
Wesley Chapel, NC	7,158	-	5,654	1,504	7,158	84	2021
Wilson, NC	1,076	-	276	800	1,076	3	2022
Winston-Salem, NC	1,210	-	211	999	1,210	4	2022
Youngsville, NC	4,701	-	4,027	674	4,701	49	2021
Belfield, ND	1,232	-	382	850	1,232	782	2007
Allenstown, NH	1,787	-	467	1,320	1,787	930	2007
Concord, NH	675	-	675	-	675	-	2011
Concord, NH	900	-	900	-	900	-	2011
Derry, NH	950	-	950	-	950	-	2011
Dover, NH	650	-	650	-	650	-	2011
Dover, NH	1,200	-	1,200	-	1,200	-	2011
Goffstown, NH	1,737	-	697	1,040	1,737	679	2012
Hooksett, NH	1,562	-	824	738	1,562	691	2007
Kingston, NH	1,500	-	1,500	-	1,500	-	2011
Londonderry, NH	703	30	458	275	733	275	1985
Londonderry, NH	1,100	-	1,100	-	1,100	-	2011
Manchester, NH	550	-	550	-	550	-	2011
Nashua, NH	500	-	500	-	500	-	2011
Nashua, NH	550	-	550	-	550	-	2011
Nashua, NH	750	-	750	-	750	-	2011
Nashua, NH	825	-	825	-	825	-	2011
Nashua, NH	1,132	-	780	352	1,132	126	2017
Nashua, NH	1,750	-	1,750	-	1,750	-	2011
Northwood, NH	500	-	500	-	500	-	2011
Pelham, NH	-	730	317	413	730	224	1996
Portsmouth, NH	525	-	525	-	525	-	2011
Raymond, NH	550	-	550	-	550	-	2011
Rochester, NH	700	-	700	-	700	-	2011
Rochester, NH	939	12	600	351	951	350	1985
Rochester, NH	1,400	-	1,400	-	1,400	-	2011
Rochester, NH	1,600	-	1,600	-	1,600	-	2011
Salem, NH	743	20	484	279	763	278	1985
Salem, NH	450	871	350	971	1,321	277	1986
Basking Ridge, NJ	362	285	200	447	647	391	1986
Brick, NJ	1,508	167	1,000	675	1,675	526	2000
Elizabeth, NJ	406	95	227	274	501	245	1985
Flemington, NJ	547	17	346	218	564	217	1985
Fort Lee, NJ	1,246	492	811	927	1,738	757	1985
Freehold, NJ	494	1,048	95	1,447	1,542	644	1978
Hasbrouck Heights, NJ	640	713	416	937	1,353	737	1985
Lake Hopatcong, NJ	1,305	-	800	505	1,305	485	2000
Lawrence Township, NJ	1,303	(457)	803	43	846	-	2012
Livingston, NJ	872	65	568	369	937	353	1985
Long Branch, NJ	514	559	335	738	1,073	543	1985

	Initial Cost of Leasehold or Acquisition Investment to Company (1)	Cost Capitalized Subsequent to Initial Investment	Gross Amount at Which Carried at Close of Period			Accumulated Depreciation	Date of Initial Leasehold or Acquisition Investment (1)
			Land	Building and Improvements	Total Cost		
Midland Park, NJ	$ 201	$ 338	$ 150	$ 389	$ 539	$ 323	1989
North Bergen, NJ	630	147	410	367	777	358	1985
North Plainfield, NJ	227	542	175	594	769	569	1978
Paramus, NJ	382	745	249	878	1,127	351	1985
Parlin, NJ	418	246	203	461	664	325	1985
Paterson, NJ	620	16	403	233	636	233	1985
Ridgewood, NJ	703	467	458	712	1,170	598	1985
Somerset, NJ	683	201	445	439	884	438	1985
Vernon, NJ	671	495	437	729	1,166	561	1985
Washington Township, NJ	912	430	594	748	1,342	587	1985
Watchung, NJ	450	257	226	481	707	305	1985
West Orange, NJ	800	446	521	725	1,246	676	1985
Albuquerque, NM	1,829	-	1,382	447	1,829	148	2017
Albuquerque, NM	2,308	-	1,830	478	2,308	170	2017
Albuquerque, NM	2,322	-	1,796	526	2,322	182	2017
Albuquerque, NM	3,682	-	3,141	541	3,682	192	2017
Las Cruces, NM	1,842	-	1,374	468	1,842	159	2017
Fernley, NV	1,665	-	221	1,444	1,665	774	2015
Henderson, NV	4,697	-	3,258	1,439	4,697	15	2022
Henderson, NV	5,411	-	2,358	3,053	5,411	30	2022
Las Vegas, NV	2,814	-	563	2,251	2,814	306	2019
Las Vegas, NV	3,094	-	830	2,264	3,094	330	2019
Las Vegas, NV	3,472	-	655	2,817	3,472	375	2019
Las Vegas, NV	3,722	-	631	3,091	3,722	195	2021
Las Vegas, NV	3,752	-	615	3,137	3,752	428	2019
Las Vegas, NV	4,181	-	1,075	3,106	4,181	13	2022
Las Vegas, NV	5,054	-	1,032	4,022	5,054	36	2022
Las Vegas, NV	5,402	-	2,269	3,133	5,402	29	2022
Las Vegas, NV	5,641	-	3,751	1,890	5,641	9	2022
Las Vegas, NV	5,757	-	2,768	2,989	5,757	13	2022
Astoria, NY	1,684	-	1,105	579	1,684	321	2013
Bayside, NY	470	254	306	418	724	338	1985
Brewster, NY	789	-	789	-	789	-	2011
Briarcliff Manor, NY	652	552	502	702	1,204	702	1976
Bronx, NY	877	-	877	-	877	-	2013
Bronx, NY	884	-	884	-	884	-	2013
Bronx, NY	953	-	953	-	953	-	2013
Bronx, NY	1,049	-	485	564	1,049	314	2013
Bronx, NY	46	1,318	84	1,280	1,364	379	1972
Bronx, NY	1,910	-	1,349	561	1,910	327	2013
Bronx, NY	2,408	-	1,712	696	2,408	365	2013
Bronxville, NY	1,232	-	1,232	-	1,232	-	2011
Brooklyn, NY	237	402	154	485	639	393	1985
Brooklyn, NY	477	319	306	490	796	441	1985
Brooklyn, NY	627	313	408	532	940	480	1985
Chester, NY	1,158	-	1,158	-	1,158	-	2011
Corona, NY	2,543	-	1,903	640	2,543	341	2013
Cortlandt Manor, NY	1,872	-	1,872	-	1,872	-	2011

| | Initial Cost of Leasehold or Acquisition Investment to Company (1) | Cost Capitalized Subsequent to Initial Investment | Gross Amount at Which Carried at Close of Period | | Total Cost | Accumulated Depreciation | Date of Initial Leasehold or Acquisition Investment (1) |
			Land	Building and Improvements			
Dobbs Ferry, NY	$ 671	$ 33	$ 434	$ 270	$ 704	$ 270	1985
Dobbs Ferry, NY	1,345	-	1,345	-	1,345	-	2011
East Hampton, NY	659	40	428	271	699	270	1985
East Meadow, NY	-	1,903	1,670	233	1,903	79	1988
Eastchester, NY	1,724	993	2,302	415	2,717	136	2011
Elmsford, NY	-	948	581	367	948	306	1971
Elmsford, NY	1,453	-	1,453	-	1,453	-	2011
Fishkill, NY	1,793	-	1,793	-	1,793	-	2011
Floral Park, NY	617	169	356	430	786	386	1998
Flushing, NY	516	-	320	196	516	194	1998
Flushing, NY	1,936	-	1,413	523	1,936	291	2013
Flushing, NY	1,947	-	1,405	542	1,947	277	2013
Flushing, NY	2,478	-	1,801	677	2,478	346	2013
Forest Hills, NY	1,273	-	1,273	-	1,273	-	2013
Garnerville, NY	1,508	-	1,508	-	1,508	-	2011
Glen Head, NY	462	46	301	207	508	206	1985
Great Neck, NY	500	24	450	74	524	74	1985
Hartsdale, NY	1,626	-	1,626	-	1,626	-	2011
Hawthorne, NY	2,084	-	2,084	-	2,084	-	2011
Hopewell Junction, NY	1,163	-	1,163	-	1,163	-	2011
Hyde Park, NY	990	-	990	-	990	-	2011
Katonah, NY	1,084	-	1,084	-	1,084	-	2011
Lakeville, NY	1,028	-	203	825	1,028	618	2008
Latham, NY	2,498	-	1,813	685	2,498	82	2020
Levittown, NY	503	42	327	218	545	217	1985
Levittown, NY	546	87	356	277	633	272	1985
Long Island City, NY	2,717	-	1,183	1,534	2,717	710	2013
Mamaroneck, NY	1,429	-	1,429	-	1,429	-	2011
Middletown, NY	719	-	719	-	719	-	2011
Middletown, NY	751	274	489	536	1,025	487	1985
Middletown, NY	1,281	-	1,281	-	1,281	-	2011
Millwood, NY	1,448	-	1,448	-	1,448	-	2011
Mount Kisco, NY	1,907	-	1,907	-	1,907	-	2011
Mount Vernon, NY	985	-	985	-	985	-	2011
Nanuet, NY	2,316	-	2,316	-	2,316	-	2011
New Paltz, NY	971	-	971	-	971	-	2011
New Rochelle, NY	1,887	-	1,887	-	1,887	-	2011
New Windsor, NY	1,084	-	1,084	-	1,084	-	2011
New York, NY	126	399	78	447	525	402	1972
New York,NY	282	271	-	553	553	154	2020
Newburgh, NY	527	-	527	-	527	-	2011
Newburgh, NY	1,192	-	1,192	-	1,192	-	2011
Ossining, NY	231	294	117	408	525	308	1985
Peekskill, NY	2,207	-	2,207	-	2,207	-	2011
Pelham, NY	1,035	-	1,035	-	1,035	-	2011
Plattsburgh, NY	4,150	-	1,127	3,023	4,150	159	2021
Pleasant Valley, NY	399	168	240	327	567	260	1986
Port Chester, NY	1,015	-	1,015	-	1,015	-	2011
Port Jefferson, NY	185	3,084	246	3,023	3,269	714	1985

| | Initial Cost of Leasehold or Acquisition Investment to Company (1) | Cost Capitalized Subsequent to Initial Investment | Gross Amount at Which Carried at Close of Period | | | Accumulated Depreciation | Date of Initial Leasehold or Acquisition Investment (1) |
			Land	Building and Improvements	Total Cost		
Poughkeepsie, NY	$ 591	$ 0	$ 591	$ 0	$ 591	$ 0	2011
Poughkeepsie, NY	1,020	-	1,020	-	1,020	-	2011
Poughkeepsie, NY	1,232	(32)	1,200	-	1,200	-	2011
Poughkeepsie, NY	1,340	(60)	1,280	-	1,280	-	2011
Poughkeepsie, NY	1,306	-	1,306	-	1,306	-	2011
Poughkeepsie, NY	1,355	-	1,355	-	1,355	-	2011
Rego Park, NY	2,783	-	2,104	679	2,783	363	2013
Riverhead, NY	724	-	432	292	724	290	1998
Rockaway Park, NY	1,605	-	1,605	-	1,605	-	2013
Rye, NY	872	-	872	-	872	-	2011
Sag Harbor, NY	704	35	458	281	739	280	1985
Scarsdale, NY	1,301	-	1,301	-	1,301	-	2011
Shrub Oak, NY	1,061	421	691	791	1,482	694	1985
Sleepy Hollow, NY	281	429	130	580	710	510	1969
Spring Valley, NY	749	-	749	-	749	-	2011
Staten Island, NY	301	323	196	428	624	379	1985
Staten Island, NY	350	290	228	412	640	362	1985
Tarrytown, NY	956	-	956	-	956	-	2011
Troy, NY	4,690	-	4,119	571	4,690	71	2020
Tuckahoe, NY	1,650	-	1,650	-	1,650	-	2011
Vestal, NY	2,700	-	568	2,132	2,700	66	2022
Wantagh, NY	640	-	370	270	640	261	1998
Wappingers Falls, NY	1,488	-	1,488	-	1,488	-	2011
Warwick, NY	1,049	-	1,049	-	1,049	-	2011
Watertown, NY	1,012	-	672	340	1,012	13	2022
Watertown, NY	2,867	-	303	2,564	2,867	80	2022
West Nyack, NY	936	-	936	-	936	-	2011
White Plains, NY	1,458	-	1,458	-	1,458	-	2011
White Plains,, NY	-	569	303	266	569	233	1972
Yaphank, NY	-	798	375	423	798	340	1993
Yonkers, NY	-	832	684	148	832	91	1990
Yonkers, NY	1,020	64	665	419	1,084	418	1985
Yonkers, NY	291	1,050	216	1,125	1,341	898	1972
Yonkers, NY	1,907	-	1,907	-	1,907	-	2011
Yorktown Heights, NY	1,700	-	-	1,700	1,700	727	2013
Yorktown Heights, NY	2,365	-	2,365	-	2,365	-	2011
Akron, OH	1,530	-	385	1,145	1,530	303	2017
Amelia, OH	3,195	-	637	2,558	3,195	212	2021
Cincinnati, OH	3,188	-	655	2,533	3,188	195	2021
Cincinnati, OH	3,188	-	274	2,914	3,188	203	2021
Cincinnati, OH	3,716	-	541	3,175	3,716	498	2020
Crestline, OH	1,202	-	285	917	1,202	587	2008
Fairfield, OH	3,770	-	582	3,188	3,770	397	2020
Hamilton, OH	3,188	-	371	2,817	3,188	211	2021
Lima, OH	637	-	53	584	637	42	2021
Loveland, OH	1,045	-	362	683	1,045	202	2017
Mansfield, OH	922	-	332	590	922	364	2008
Mansfield, OH	1,950	-	700	1,250	1,950	764	2009
Maumee, OH	557	-	67	490	557	36	2021

| | Initial Cost of Leasehold or Acquisition Investment to Company (1) | Cost Capitalized Subsequent to Initial Investment | Gross Amount at Which Carried at Close of Period | | | Accumulated Depreciation | Date of Initial Leasehold or Acquisition Investment (1) |
			Land	Building and Improvements	Total Cost		
Monroeville, OH	$ 2,580	$ 0	$ 485	$ 2,095	$ 2,580	$ 1,272	2009
Springdale, OH	3,379	-	381	2,998	3,379	483	2020
Sylvania, OH	559	-	44	515	559	36	2021
Toledo, OH	552	-	90	462	552	36	2021
Toledo, OH	562	-	26	536	562	37	2021
Toledo, OH	603	-	204	399	603	30	2021
Toledo, OH	767	-	241	526	767	38	2021
Tylersville, OH	3,195	-	666	2,529	3,195	194	2021
Oklahoma City, OK	868	-	371	497	868	120	2018
Oklahoma City, OK	1,182	-	587	595	1,182	137	2018
Oklahoma City, OK	1,311	-	625	686	1,311	152	2018
Stillwater, OK	2,800	-	1,469	1,331	2,800	203	2019
Banks, OR	498	-	498	-	498	-	2015
Estacada, OR	646	-	84	562	646	231	2015
McMinnville, OR	2,867	-	394	2,473	2,867	653	2017
Pendleton, OR	766	-	122	644	766	293	2015
Portland, OR	4,416	-	3,368	1,048	4,416	452	2015
Salem, OR	1,071	-	399	672	1,071	369	2015
Salem, OR	1,350	-	521	829	1,350	364	2015
Salem, OR	1,408	-	524	884	1,408	401	2015
Salem, OR	4,215	-	3,182	1,033	4,215	479	2015
Salem, OR	4,614	-	3,517	1,097	4,614	476	2015
Silverton, OR	956	-	456	500	956	170	2017
Springfield, OR	1,398	-	796	602	1,398	321	2015
Stayton, OR	543	-	296	247	543	97	2017
Allison Park, PA	1,500	-	850	650	1,500	529	2010
Harrisburg, PA	399	212	199	412	611	361	1989
Lancaster, PA	642	56	300	398	698	375	1989
New Kensington, PA	1,375	-	675	700	1,375	379	2010
Philadelphia, PA	406	254	264	396	660	327	1985
Philadelphia, PA	1,252	-	814	438	1,252	245	2009
Reading, PA	750	49	-	799	799	799	1989
Barrington, RI	490	132	319	303	622	260	1985
N. Providence,, RI	542	62	353	251	604	250	1985
Blythewood, SC	3,217	-	2,405	812	3,217	274	2017
Chapin, SC	1,682	-	1,135	547	1,682	182	2017
Charleston, SC	4,996	-	1,981	3,015	4,996	172	2021
Columbia, SC	575	-	345	230	575	68	2017
Columbia, SC	792	-	463	329	792	103	2017
Columbia, SC	868	-	455	413	868	145	2017
Columbia, SC	927	-	495	432	927	111	2017
Columbia, SC	1,436	-	472	964	1,436	295	2017
Columbia, SC	1,643	-	1,302	341	1,643	80	2017
Columbia, SC	1,995	-	1,130	865	1,995	228	2018
Columbia, SC	2,109	-	1,120	989	2,109	245	2018
Columbia, SC	2,460	-	1,569	891	2,460	299	2017
Columbia, SC	2,531	-	1,612	919	2,531	225	2018
Columbia, SC	2,637	-	1,254	1,383	2,637	407	2017
Columbia, SC	3,371	-	2,016	1,355	3,371	435	2017

	Initial Cost of Leasehold or Acquisition Investment to Company (1)	Cost Capitalized Subsequent to Initial Investment	Gross Amount at Which Carried at Close of Period				Date of Initial Leasehold or Acquisition Investment (1)
			Land	Building and Improvements	Total Cost	Accumulated Depreciation	
Elgin, SC	$ 2,082	$ 0	$ 1,166	$ 916	$ 2,082	$ 284	2017
Elgin, SC	2,177	-	974	1,203	2,177	353	2017
Gaston, SC	2,230	-	934	1,296	2,230	385	2017
Gilbert, SC	1,036	-	434	602	1,036	178	2017
Irmo, SC	1,114	-	667	447	1,114	133	2017
Irmo, SC	1,246	-	69	1,177	1,246	328	2017
Irmo, SC	1,339	-	867	472	1,339	144	2017
Irmo, SC	3,655	(178)	1,564	1,913	3,477	559	2017
Irmo, SC	3,950	-	2,802	1,148	3,950	351	2017
Johns Island, SC	2,561	-	1,885	676	2,561	151	2018
Lexington, SC	633	-	309	324	633	101	2017
Lexington, SC	694	-	172	522	694	174	2017
Lexington, SC	720	-	219	501	720	149	2017
Lexington, SC	816	-	336	480	816	113	2017
Lexington, SC	973	-	582	391	973	125	2017
Lexington, SC	1,056	-	432	624	1,056	198	2017
Lexington, SC	1,624	-	999	625	1,624	189	2017
Lexington, SC	1,712	-	1,410	302	1,712	78	2017
Lexington, SC	1,729	-	1,268	461	1,729	162	2017
Lexington, SC	1,738	-	1,189	549	1,738	131	2017
Lexington, SC	2,179	-	1,476	703	2,179	211	2017
Lexington, SC	2,603	-	1,869	734	2,603	199	2018
Lexington, SC	3,231	-	2,001	1,230	3,231	319	2018
Lexington, SC	3,234	-	1,198	2,036	3,234	481	2018
Lexington, SC	4,413	-	3,418	995	4,413	339	2017
Myrtle Beach, SC	1,168	-	505	663	1,168	39	2021
Pelion, SC	1,901	-	1,021	880	1,901	308	2017
Simpsonville, SC	1,713	-	1,355	358	1,713	26	2021
Summerville, SC	4,134	-	1,437	2,697	4,134	177	2021
West Columbia, SC	1,116	-	50	1,066	1,116	325	2017
West Columbia, SC	1,644	-	1,283	361	1,644	114	2017
West Columbia, SC	2,046	-	746	1,300	2,046	378	2017
Arlington, TX	789	-	414	375	789	97	2018
Arlington, TX	1,352	-	887	465	1,352	113	2018
Arlington, TX	1,560	-	1,008	552	1,560	128	2018
Arlington, TX	1,796	-	1,189	607	1,796	143	2018
Austin, TX	1,711	-	1,364	347	1,711	125	2017
Austin, TX	2,312	-	1,011	1,301	2,312	44	2022
Austin, TX	2,368	-	738	1,630	2,368	1,088	2007
Austin, TX	3,510	67	1,595	1,982	3,577	1,298	2007
Cedar Park, TX	4,177	-	529	3,648	4,177	114	2022
Cedar Park, TX	5,618	-	609	5,009	5,618	158	2022
Center, TX	2,073	-	1,482	591	2,073	154	2018
Childress, TX	3,335	-	1,959	1,376	3,335	169	2020
Cibolo, TX	3,228	-	1,004	2,224	3,228	257	2020
Corpus Christi, TX	1,526	-	1,056	470	1,526	143	2017
Corpus Christi, TX	2,162	-	1,729	433	2,162	149	2017
Corpus Christi, TX	2,400	-	1,110	1,290	2,400	395	2017

	Initial Cost of Leasehold or Acquisition Investment to Company (1)	Cost Capitalized Subsequent to Initial Investment	Gross Amount at Which Carried at Close of Period			Accumulated Depreciation	Date of Initial Leasehold or Acquisition Investment (1)
			Land	Building and Improvements	Total Cost		
El Paso, TX	$ 1,278	$ 0	$ 825	$ 453	$ 1,278	$ 154	2017
El Paso, TX	1,425	-	1,098	327	1,425	114	2017
El Paso, TX	1,679	-	1,085	594	1,679	180	2017
El Paso, TX	1,816	-	1,413	403	1,816	140	2017
El Paso, TX	2,370	-	1,767	603	2,370	189	2017
El Paso, TX	3,168	-	2,153	1,015	3,168	320	2017
Fort Worth, TX	2,115	171	866	1,420	2,286	900	2007
Garland, TX	2,208	-	1,504	704	2,208	164	2018
Garland, TX	3,296	-	245	3,051	3,296	1,079	2014
Garland, TX	4,439	-	439	4,000	4,439	1,478	2014
Grand Prairie, TX	1,413	-	914	499	1,413	129	2018
Grand Prairie, TX	2,000	-	1,415	585	2,000	142	2018
Harker Heights, TX	2,052	95	579	1,568	2,147	1,260	2007
Houston, TX	1,689	-	224	1,465	1,689	957	2007
Houston, TX	2,803	-	535	2,268	2,803	627	2016
Keller, TX	2,507	57	996	1,568	2,564	1,092	2007
Leander, TX	3,321	-	603	2,718	3,321	95	2022
Leander, TX	4,641	-	627	4,014	4,641	131	2022
Leander, TX	4,646	-	657	3,989	4,646	138	2022
Lewisville, TX	494	36	110	420	530	288	2008
Linden, TX	2,160	-	1,514	646	2,160	158	2018
Longview, TX	1,660	-	1,239	421	1,660	99	2018
Mathis, TX	3,138	-	2,687	451	3,138	155	2017
Mesquite, TX	1,687	-	1,093	594	1,687	144	2018
Panhandle, TX	5,068	-	2,637	2,431	5,068	318	2020
Paris, TX	3,832	-	2,645	1,187	3,832	121	2020
Paris, TX	5,322	-	3,979	1,343	5,322	154	2020
Pflugerville, TX	4,668	-	617	4,051	4,668	129	2022
Port Arthur, TX	2,648	-	505	2,143	2,648	611	2016
Rockdale, TX	3,237	-	474	2,763	3,237	11	2022
Round Rock, TX	4,199	-	831	3,368	4,199	81	2022
Round Rock, TX	4,642	-	1,567	3,075	4,642	112	2022
Rowlett, TX	1,284	-	840	444	1,284	102	2018
San Antonio, TX	2,810	-	510	2,300	2,810	193	2021
San Antonio, TX	3,286	-	487	2,799	3,286	75	2022
San Antonio, TX	3,427	-	446	2,981	3,427	308	2020
San Antonio, TX	3,618	-	494	3,124	3,618	311	2020
San Antonio, TX	3,630	-	1,020	2,610	3,630	312	2020
San Antonio, TX	3,631	-	1,330	2,301	3,631	167	2021
San Antonio, TX	3,718	-	732	2,986	3,718	311	2020
San Antonio, TX	3,820	-	1,459	2,361	3,820	260	2020
San Antonio, TX	3,936	-	1,112	2,824	3,936	31	2022
San Antonio, TX	4,168	-	1,657	2,511	4,168	52	2022
San Antonio, TX	4,397	-	997	3,400	4,397	385	2020
San Antonio, TX	4,411	-	642	3,769	4,411	394	2020
San Marcos, TX	1,954	-	251	1,703	1,954	1,126	2007
Schertz, TX	2,794	-	813	1,981	2,794	208	2020
Shamrock, TX	3,045	-	1,222	1,823	3,045	231	2020

	Initial Cost of Leasehold or Acquisition Investment to Company (1)	Cost Capitalized Subsequent to Initial Investment	Gross Amount at Which Carried at Close of Period			Accumulated Depreciation	Date of Initial Leasehold or Acquisition Investment (1)
			Land	Building and Improvements	Total Cost		
Temple, TX	$ 2,406	$ -11	$ 1,205	$ 1,190	$ 2,395	$ 824	2007
Temple, TX	5,554	-	4,119	1,435	5,554	172	2020
Texarkana, TX	1,791	-	992	799	1,791	181	2018
Texarkana, TX	1,861	-	1,197	664	1,861	174	2018
Texarkana, TX	2,316	-	1,643	673	2,316	150	2018
Waco, TX	3,884	-	894	2,990	3,884	2,074	2007
Wake Village, TX	1,637	-	685	952	1,637	213	2018
Watauga, TX	1,771	-	1,139	632	1,771	150	2018
Alexandria, VA	649	-	649	-	649	-	2013
Alexandria, VA	656	-	409	247	656	148	2013
Alexandria, VA	712	-	712	-	712	-	2013
Alexandria, VA	735	-	735	-	735	-	2013
Alexandria, VA	1,327	-	1,327	-	1,327	-	2013
Alexandria, VA	1,388	-	1,020	368	1,388	224	2013
Alexandria, VA	1,582	-	1,150	432	1,582	239	2013
Alexandria, VA	1,757	-	1,313	444	1,757	261	2013
Annandale, VA	1,718	-	1,718	-	1,718	-	2013
Arlington, VA	1,083	-	1,083	-	1,083	-	2013
Arlington, VA	1,464	-	1,085	379	1,464	214	2013
Arlington, VA	2,014	-	1,516	498	2,014	273	2013
Arlington, VA	2,062	-	1,603	459	2,062	249	2013
Ashland, VA	840	-	840	-	840	-	2005
Chesapeake, VA	780	(186)	398	196	594	120	1990
Chesapeake, VA	1,004	110	385	729	1,114	708	1990
Emporia, VA	3,364	-	2,227	1,137	3,364	194	2019
Fairfax, VA	1,825	-	1,190	635	1,825	349	2013
Fairfax, VA	2,078	-	1,365	713	2,078	337	2013
Fairfax, VA	3,348	-	2,351	997	3,348	515	2013
Fairfax, VA	4,454	-	3,370	1,084	4,454	560	2013
Farmville, VA	1,227	-	622	605	1,227	431	2005
Fredericksburg, VA	1,279	-	469	810	1,279	577	2005
Fredericksburg, VA	1,716	-	996	720	1,716	512	2005
Fredericksburg, VA	3,623	-	2,828	795	3,623	566	2005
Glen Allen, VA	1,037	-	412	625	1,037	445	2005
Glen Allen, VA	1,077	-	322	755	1,077	537	2005
King William, VA	1,688	-	1,068	620	1,688	441	2005
Mechanicsville, VA	903	(25)	248	630	878	448	2005
Mechanicsville, VA	957	14	324	647	971	468	2005
Mechanicsville, VA	1,043	-	223	820	1,043	584	2005
Mechanicsville, VA	1,125	-	505	620	1,125	441	2005
Mechanicsville, VA	1,476	-	876	600	1,476	427	2005
Mechanicsville, VA	1,677	-	1,157	520	1,677	370	2005
Montpelier, VA	2,481	(114)	1,612	755	2,367	537	2005
Petersburg, VA	1,441	-	816	625	1,441	445	2005
Portsmouth, VA	562	34	222	374	596	373	1990
Richmond, VA	1,132	(41)	506	585	1,091	416	2005
Salem, VA	3,337	-	915	2,422	3,337	431	2020
Sandston, VA	722	-	102	620	722	441	2005

| | Initial Cost of Leasehold or Acquisition Investment to Company (1) | Cost Capitalized Subsequent to Initial Investment | Gross Amount at Which Carried at Close of Period | | Total Cost | Accumulated Depreciation | Date of Initial Leasehold or Acquisition Investment (1) |
			Land	Building and Improvements			
Spotsylvania, VA	$ 1,290	$ 0	$ 490	$ 800	$ 1,290	$ 569	2005
Springfield, VA	4,257	-	2,969	1,288	4,257	658	2013
Woodstock, VA	612	-	355	257	612	41	2020
West Haven, VT	3,099	-	2,246	853	3,099	38	2022
Williston, VT	3,957	-	1,538	2,419	3,957	134	2021
Auburn, WA	3,022	-	1,965	1,057	3,022	474	2015
Bellevue, WA	1,725	-	886	839	1,725	377	2015
Chehalis, WA	1,176	-	313	863	1,176	424	2015
Colfax, WA	4,800	-	3,611	1,189	4,800	535	2015
Federal Way, WA	4,218	-	2,973	1,245	4,218	601	2015
Fife, WA	1,181	-	414	767	1,181	373	2015
Kent, WA	2,900	-	2,066	834	2,900	406	2015
Monroe, WA	2,792	-	1,556	1,236	2,792	568	2015
Port Orchard, WA	2,019	-	161	1,858	2,019	714	2015
Puyallup, WA	831	-	172	659	831	343	2015
Puyallup, WA	2,035	-	465	1,570	2,035	692	2015
Puyallup, WA	4,050	-	2,394	1,656	4,050	911	2015
Renton, WA	1,485	-	952	533	1,485	324	2015
Seattle, WA	717	-	193	524	717	225	2015
Seattle, WA	1,884	-	1,223	661	1,884	285	2015
Silverdale, WA	2,178	-	1,217	961	2,178	466	2015
Snohomish, WA	955	-	955	-	955	-	2015
South Bend, WA	760	-	121	639	760	268	2015
Tacoma, WA	518	-	518	-	518	-	2015
Tacoma, WA	671	-	671	-	671	-	2015
Tenino, WA	937	-	219	718	937	305	2015
Vancouver, WA	1,214	-	163	1,051	1,214	404	2015
Wilbur, WA	629	-	153	476	629	225	2015
various	62,697	15,300	34,729	43,268	77,997	35,508	various
	$ 1,456,333	$ 58,417	$ 804,717	$ 710,033	$ 1,514,750	$ 233,865	

1) Initial cost of leasehold or acquisition investment to company represents the aggregate of the cost incurred during the year in which we purchased the property for owned properties or purchased a leasehold interest in leased properties. Cost capitalized subsequent to initial investment includes investments made in previously leased properties prior to their acquisition.

2) Depreciation of real estate is computed on the straight-line method based upon the estimated useful lives of the assets, which generally range from 16 to 25 years for buildings and improvements, or the term of the lease if shorter. Leasehold interests are amortized over the remaining term of the underlying lease.

3) The aggregate cost for federal income tax purposes was approximately $1,568,000 at December 31, 2022.

GETTY REALTY CORP. and SUBSIDIARIES
SCHEDULE IV—MORTGAGE LOANS ON REAL ESTATE
As of December 31, 2022
(in thousands)

Type of Loan/Borrower	Description	Location(s)	Interest Rate	Final Maturity Date	Periodic Payment Terms (a)	Prior Liens	Face Value at Inception	Amount of Principal Unpaid at Close of Period
Mortgage Loans:								
Borrower A	Seller financing	Brooklyn, NY	8.0%	7/2025	I(b)	—	$ 1,050	$ 1,050
Borrower B	Seller financing	East Islip, NY	9.0%	11/2024	P & I	—	743	657
Borrower C	Seller financing	Valley Cottage, NY	9.0%	10/2020(e)	P & I	—	431	321
Borrower D	Seller financing	Smithtown, NY	9.5%	1/2027	P & I	—	280	154
Borrower E	Seller financing	Norwalk, CT	9.0%	4/2022(e)	P & I	—	319	260
Borrower F	Seller financing	Stafford Springs, CT	9.0%	1/2021(e)	P & I	—	232	175
Borrower G	Seller financing	Waterbury, CT	9.0%	2/2021(e)	P & I	—	171	130
Borrower H	Seller financing	Bristol, CT	9.0%	5/2026	P & I	—	76	70
Borrower I	Seller financing	Hartford, CT	9.5%	2/2027	P & I	—	440	416
Borrower J	Seller financing	Middletown, CT	9.0%	5/2026	P & I	—	308	285
Borrower K	Seller financing	New Britain, CT	9.5%	4/2027	P & I	—	192	182
Borrower L	Seller financing	Plainville, CT	9.5%	3/2027	P & I	—	160	152
Borrower M	Seller financing	Simsbury, CT	9.0%	5/2026	P & I	—	192	177
Borrower N	Seller financing	Milford, CT	9.0%	3/2025	P & I	—	398	356
Borrower O	Seller financing	Fairfield, CT	9.0%	3/2025	P & I	—	390	349
Borrower P	Seller financing	Hartford, CT	9.0%	3/2024	P & I	—	70	61
Borrower Q	Seller financing	Wilmington, DE	9.0%	11/2027	P & I	—	84	63
Borrower R	Seller financing	Fairhaven, MA	9.0%	9/2020(e)	P & I	—	458	340
Borrower S	Seller financing	Colonia, NJ	9.5%	7/2030	P & I	—	320	216
Borrower T	Seller financing	Glendale, NY	9.0%	7/2025	P & I	—	525	233
Borrower U	Seller financing	Bayside, NY	9.5%	12/2029	P & I	—	320	314
Borrower V	Seller financing	Elmont, NY	9.0%	10/2021(e)	P & I	—	450	302
Borrower W	Seller financing	Malta, NY	9.0%	3/2023	P & I	—	572	477
Borrower X	Seller financing	Brewster, NY	9.0%	10/2022(e)	P & I	—	554	446
Borrower Y	Seller financing	Rochester, NY	9.0%	1/2025	P & I	—	174	154
Borrower Z	Seller financing	Savona, NY	9.0%	2/2025	P & I	—	157	139
Borrower AA	Seller financing	Rochester, NY	9.0%	10/2025	P & I	—	230	209
Borrower AB	Seller financing	Greigsville, NY	9.0%	11/2025	P & I	—	200	182
							9,496	7,870
Note receivable								
	Promissory Note	Various	6.8%	various(c)			—	9,626
	Promissory Note	Various-SC	6.75%-6.9%	8/2022(c)			—	8,800
	Promissory Note	Various-CT, NY	6.9%	various(c)			—	7,472
	Promissory Note	Various-CT	9.0%	various(c)			—	823
	Allowance for credit losses						—	(278)
Total (d)							$ 9,496	$ 34,313

(a) P & I = Principal and interest paid monthly.

(b) I = Interest only paid monthly with principal deferred.

(c) Note for funding of capital improvements.

(d) The aggregate cost for federal income tax purposes approximates the amount of principal unpaid.

(e) Note is in the process of being refinanced or repaid.

We review payment status to identify performing versus non-performing loans. Interest income on performing loans is accrued as earned. A non-performing loan is placed on non-accrual status when it is probable that the borrower may be unable to meet interest payments as they become due. We adopted ASU 2016-13 on January 1, 2020 using the modified retrospective method, under which we recorded a cumulative-effect adjustment as a charge to retained earnings of $309,000. At December 31, 2022 and 2021, we recorded an an allowance for credit losses of $278,000 and $297,000, respectively on these notes and mortgages receivable. In addition, during the years ended December 31, 2022 and 2021, we recorded a credit of $19,000 and $40,000, respectively, on these notes and mortgages receivable due to changes in expected economic conditions.

The summarized changes in the carrying amount of mortgage loans are as follows:

	2022	2021	2020
Balance at January 1,	$ 14,699	$ 11,280	$ 30,855
Additions:			
New mortgage loans	21,242	13,943	3,724
Deductions:			
Loan repayments	(1,221)	(9,893)	(22,260)
Collection of principal	(426)	(671)	(702)
Allowance for credit losses	19	40	(337)
Balance at December 31,	$ 34,313	$ 14,699	$ 11,280

EXHIBIT INDEX

GETTY REALTY CORP.
Annual Report on Form 10-K
for the year ended December 31, 2022

Exhibit Number	Description of Document	Location of Document
3.1	Articles of Incorporation of Getty Realty Holding Corp. ("Holdings"), now known as Getty Realty Corp., filed December 23, 1997.	Annexed as Appendix D to the Joint Proxy/Prospectus that is a part of the Company's Registration Statement on Form S-4 filed on January 12, 1998 (File No. 333- 44065) and incorporated herein by reference.
3.2	Articles Supplementary to Articles of Incorporation of Holdings, filed January 21, 1998.	Filed as Exhibit 3.2 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008 (File No. 001-13777) and incorporated herein by reference.
3.3	By-Laws of Getty Realty Corp.	Filed as Exhibit 3.2 to the Company's Current Report on Form 8-K filed on November 14, 2011 (File No. 001-13777) and incorporated herein by reference.
3.4	Articles of Amendment of Holdings, changing its name to Getty Realty Corp., filed January 30, 1998.	Filed as Exhibit 3.4 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008 (File No. 001-13777) and incorporated herein by reference.
3.5	Articles of Amendment of Holdings, filed August 1, 2001.	Filed as Exhibit 3.5 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008 (File No. 001-13777) and incorporated herein by reference.
3.6	Articles Supplementary to Articles of Incorporation of Holdings, filed October 25, 2017.	Filed as Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q filed on October 26, 2017 (File No. 001-13777) and incorporated herein by reference.
3.7	Articles of Amendment to Articles of Incorporation of Getty Realty Corp. filed May 17, 2018	Filed as Exhibit 3.1 to the Company's Current Report on Form 8-K filed on May 18, 2018 (File No. 001-13777) and incorporated herein by reference.
3.8	Amendment to By-Laws of Getty Realty Corp.	Filed as Exhibit 3.7 to the Company's Annual Report on Form 10-K for the year ended December 31, 2018 (File No. 001-13777) and incorporated herein by reference.
3.9	Second Amendment to By-Laws of Getty Realty Corp.	Filed as Exhibit 3.2 to the Company's Quarterly Report on Form 10-Q filed on April 28, 2022 (File No. 001-13777) and incorporated herein by reference.
3.10	Articles Supplementary to Articles of Incorporation of Holdings, filed February 24, 2022.	Filed as Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q filed on April 28, 2022 (File No. 001-13777) and incorporated herein by reference.
3.11	Articles of Amendment of Holdings, filed April 28, 2022.	Filed as Exhibit 3.1 to the Company's Current Report on Form 8-K filed on April 28, 2022 (File No. 001-13777) and incorporated herein by reference.
4.1	Dividend Reinvestment/Stock Purchase Plan.	Included under the heading "Description of Plan" on pages 5 through 18 of the Company's Registration Statement on Form S-3D filed on April 22, 2004 (File No. 333-114730) and incorporated herein by reference.
4.2	Description of Securities.	Filed herewith.
10.1*	Retirement and Profit Sharing Plan (restated as of December 1, 2012).	Filed as Exhibit 10.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2012 (File No. 001-13777) and incorporated herein by reference.

Exhibit Number	Description of Document	Location of Document
10.4*	Amended and Restated Supplemental Retirement Plan for Executives of the Getty Realty Corp. and Participating Subsidiaries (adopted by the Company on December 16, 1997 and amended and restated effective January 1, 2009).	Filed as Exhibit 10.6 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008 (File No. 001-13777) and incorporated herein by reference.
10.6*	2004 Getty Realty Corp. Omnibus Incentive Compensation Plan.	Annexed as Appendix B. to the Company's Definitive Proxy Statement filed on April 9, 2004 (File No. 001-13777) and incorporated herein by reference.
10.7*	Form of restricted stock unit grant award under the 2004 Getty Realty Corp. Omnibus Incentive Compensation Plan, as amended.	Filed as Exhibit 10.15 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008 (File No. 001-13777) and incorporated herein by reference.
10.8*	Amendment to the 2004 Getty Realty Corp. Omnibus Incentive Compensation Plan dated December 31, 2008.	Filed as Exhibit 10.19 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008 (File No. 001-13777) and incorporated herein by reference.
10.15*	Form of incentive restricted stock unit grant award under the 2004 Getty Realty Corp. Omnibus Incentive Compensation Plan, as amended.	Filed as Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed on May 10, 2013 (File No. 001-13777) and incorporated herein by reference.
10.18*	Getty Realty Corp. Amended and Restated 2004 Omnibus Incentive Compensation Plan.	Filed as Exhibit 10.18 to the Company's Annual Report on Form 10-K filed on March 16, 2015 (File No. 001-13777) and incorporated herein by reference.
10.19*	Getty Realty Corp. Second Amended and Restated 2004 Omnibus Incentive Compensation Plan	Annexed as Appendix A to the Company's Definitive Proxy Statement on Schedule 14A filed on March 23, 2017
10.20**	Credit Agreement, dated as of June 2, 2015, among Getty Realty Corp., certain of its subsidiaries party thereto, Bank of America, N.A. as Administrative Agent, Swing Line Lender, an L/C Issuer and as a Lender, and the other leaders party thereto.	Filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on August 10, 2015 (File No. 001-13777) and incorporated herein by reference.
10.21**	Amended and Restated Note Purchase and Guarantee Agreement, dated as of June 2, 2015, among Getty Realty Corp., certain of its subsidiaries party thereto, the Prudential Insurance Company of America, and the Prudential Retirement Insurance and Annuity Company.	Filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed on August 10, 2015 (File No. 001-13777) and incorporated herein by reference.
10.28	First Amendment, dated as of February 21, 2017, to Credit Agreement among Getty Realty Corp., certain of its subsidiaries party thereto, Bank of America, N.A. as Administrative Agent, Swing Line Lender, an L/C Issuer and as a Lender, and the other leaders party thereto.	Filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on May 5, 2017 (File No. 001-13777) and incorporated herein by reference.
10.29**	Second Amended and Restated Note Purchase and Guarantee Agreement, dated as of February 21, 2017, among Getty Realty Corp., certain of its subsidiaries party thereto, the Prudential Insurance Company of America ("Prudential") and certain affiliates of Prudential.	Filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed on May 5, 2017 (File No. 001-13777) and incorporated herein by reference.
10.30**	Transaction Agreement between Empire Petroleum Partners, LLC and Getty Realty Corp., dated June 22, 2017.	Filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on July 28, 2017 (File No. 001-13777) and incorporated herein by reference.
10.31	Distribution Agreement by and among Getty Realty Corp., J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, KeyBanc Capital Markets Inc., RBC Capital Markets, LLC, BTIG, LLC, Capital One Securities, Inc. and JMP Securities LLC, dated March 9, 2018.	Filed as Exhibit 1.1 to the Company's Current Report on Form 8-K filed on March 9, 2016 (File No. 001-13777) and incorporated herein by reference.

Exhibit Number	Description of Document	Location of Document
10.32**	Amended and Restated Credit Agreement, dated as of March 23, 2018, among Getty Realty Corp., certain of its subsidiaries party thereto, Bank of America, N.A., as Administrative Agent and Swing Line Lender, each lender from time to time party thereto and each L/C Issuer from time to time party thereto.	Filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on May 9, 2018 (File No. 001-13777) and incorporated herein by reference.
10.33**	Third Amended and Restated Note Purchase and Guarantee Agreement, dated as of June 21, 2018, among Getty Realty Corp., certain of its subsidiaries party thereto, the Prudential and certain affiliates of Prudential.	Filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on July 26, 2018 (File No. 001-13777) and incorporated herein by reference.
10.34**	Note Purchase and Guarantee Agreement, dated as of June 21, 2018, among Getty Realty Corp., certain of its subsidiaries party thereto, Metropolitan Life Insurance Company ("MetLife") and certain affiliates of MetLife.	Filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed on July 26, 2018 (File No. 001-13777) and incorporated herein by reference.
10.35*	Form of Indemnification Agreement between the Company and its directors.	Filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on October 25, 2018 (File No. 001-13777) and incorporated herein by reference.
10.36**	Fourth Amended and Restated Note Purchase and Guarantee Agreement, dated as of September 12, 2019, among Getty Realty Corp., certain of its subsidiaries party thereto, the Prudential and certain affiliates of Prudential.	Filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on September 30, 2019 (File No. 001-13777) and incorporated herein by reference.
10.37**	Note Purchase and Guarantee Agreement, dated as of September 12, 2019, among Getty Realty Corp., certain of its subsidiaries party thereto and American General Life Insurance Company.	Filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed on September 30, 2019 (File No. 001-13777) and incorporated herein by reference.
10.38**	Note Purchase and Guarantee Agreement, dated as of September 12, 2019, among Getty Realty Corp., certain of its subsidiaries party thereto, Massachusetts Mutual Life Insurance Company and certain of its affiliates.	Filed as Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed on September 30, 2019 (File No. 001-13777) and incorporated herein by reference.
10.39	Consent and Second Amendment, dated as of September 12, 2019, to Credit Agreement among Getty Realty Corp., certain of its subsidiaries party thereto, Bank of America, N.A. as Administrative Agent, Swing Line Lender, an L/C Issuer and as a Lender, and the other leaders party thereto.	Filed as Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q filed on September 30, 2019 (File No. 001-13777) and incorporated herein by reference.
10.40***	Fifth Amended and Restated Note Purchase and Guarantee Agreement, dated as of December 4, 2020, among Getty Realty Corp., Prudential and certain of its affiliates.	Filed as Exhibit 10.40 to the Company's Annual Report on Form 10-K filed on February 25, 2021 (File No. 001-13777) and incorporated herein by reference.
10.41***	First Amended and Restated Note Purchase and Guarantee Agreement, dated as of December 4, 2020, between Getty Realty Corp. and AIG.	Filed as Exhibit 10.41 to the Company's Annual Report on Form 10-K filed on February 25, 2021 (File No. 001-13777) and incorporated herein by reference.
10.42***	First Amended and Restated Note Purchase and Guarantee Agreement, dated as of December 4, 2020, among Getty Realty Corp., MassMutual and certain of its affiliates.	Filed as Exhibit 10.42 to the Company's Annual Report on Form 10-K filed on February 25, 2021 (File No. 001-13777) and incorporated herein by reference.
10.43*	Getty Realty Corp. Second Amended and Restated 2004 Omnibus Incentive Compensation Plan.	Filed as Exhibit 10.43 to the Company's Annual Report on Form 10-K filed on February 25, 2021 (File No. 001-13777) and incorporated herein by reference.
10.44*	Getty Realty Corp. Third Amended and Restated 2004 Omnibus Incentive Compensation Plan.	Filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on April 28, 2021 (File No. 001-13777) and incorporated herein by reference.

Exhibit Number	Description of Document	Location of Document
10.45*	Form of Restricted Stock Unit Grant Award under the 2004 Getty Realty Corp. Third Amended and Restated 2004 Omnibus Incentive Compensation Plan.	Filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed on July 29, 2021 (File No. 001-13777) and incorporated herein by reference.
10.46	Second Amended and Restated Credit Agreement, dated as of October 27, 2021, among Getty Realty Corp., certain of its subsidiaries party thereto, Bank of America, N.A., as Administrative Agent, and the other agents and lenders party thereto.	Filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on November 1, 2021 (File No. 001-13777) and incorporated herein by reference.
10.47***	First Amendment to the Note Purchase Agreement and Guarantee Agreement, dated as of October 27, 2021, among Getty Realty Corp., The Prudential Insurance Company of America and certain of its affiliates that are the holders of the notes signatory thereto.	Filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed on November 1, 2021 (File No. 001-13777) and incorporated herein by reference.
10.48***	First Amendment to the Note Purchase Agreement and Guarantee Agreement, dated as of October 27, 2021, among Getty Realty Corp., American General Life Insurance Company and certain of its affiliates that are the holders of the notes signatory thereto.	Filed as Exhibit 10.3 to the Company's Current Report on Form 8-K filed on November 1, 2021 (File No. 001-13777) and incorporated herein by reference.
10.49***	First Amendment to the Note Purchase Agreement and Guarantee Agreement, dated as of October 27, 2021, among Getty Realty Corp., {Barings} and certain of its affiliates that are the holders of the notes signatory thereto.	Filed as Exhibit 10.4 to the Company's Current Report on Form 8-K filed on November 1, 2021 (File No. 001-13777) and incorporated herein by reference.
10.50***	First Amendment to the Note Purchase Agreement and Guarantee Agreement, dated as of October 27, 2021, among Getty Realty Corp., Metropolitan Life Insurance Company and certain of its affiliates that are the holders of the notes signatory thereto.	Filed as Exhibit 10.5 to the Company's Current Report on Form 8-K filed on November 1, 2021 (File No. 001-13777) and incorporated herein by reference.
10.51	Distribution Agreement by and among Getty Realty Corp., J.P. Morgan Securities LLC, BofA Securities, Inc., Citigroup Global Markets Inc., Goldman Sachs & Co. LLC, KeyBanc Capital Markets Inc., RBC Capital Markets, LLC, Robert W. Baird & Co. Incorporated, BTIG, LLC, Capital One Securities, Inc. and JMP Securities LLC, dated February 26, 2021.	Filed as Exhibit 1.1 to the Company's Current Report on Form 8-K filed on March 1, 2021 (File No. 001-13777) and incorporated herein by reference.
10.52	Form of Master Forward Confirmation	Filed as Exhibit 1.2 to the Company's Current Report on Form 8-K filed on March 1, 2021 (File No. 001-13777) and incorporated herein by reference.
10.53***	Sixth Amended and Restated Note Purchase and Guarantee Agreement, dated as of February 22, 2022, among Getty Realty Corp., Prudential and certain of its affiliates.	Filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on April 28, 2022 (File No. 001-13777) and incorporated herein by reference.
10.54***	Second Amended and Restated Note Purchase and Guarantee Agreement dated as of February 22, 2022 among Getty Realty Corp. and American General Life Insurance Company and certain of its affiliates.	Filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed on April 28, 2022 (File No. 001-13777) and incorporated herein by reference.
10.55***	Second Amended and Restated Note Purchase and Guarantee Agreement dated as of February 22, 2022 among Getty Realty Corp. and Massachusetts Mutual Life Insurance Company and certain of its affiliates.	Filed as Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed on April 28, 2022 (File No. 001-13777) and incorporated herein by reference.
10.56***	Note Purchase and Guarantee Agreement dated as of February 22, 2022 among Getty Realty Corp. and New York Life Insurance Company and certain of its affiliates.	Filed as Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q filed on April 28, 2022 (File No. 001-13777) and incorporated herein by reference.

Exhibit Number	Description of Document	Location of Document
10.57***	First Amendment to the Second Amended and Restated Credit Agreement, dated as of December 22, 2022, among Getty Realty Corp., certain of its subsidiaries party thereto, Bank of America, N.A., as Administrative Agent, and the other agents and lenders party thereto.	Filed herewith.
21	Subsidiaries of the Company.	Filed herewith.
23	Consent of Independent Registered Public Accounting Firm.	Filed herewith.
31.1	Certification of Christopher J. Constant, President and Chief Executive Officer, pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.	Filed herewith.
31.2	Certification of Brian Dickman, Executive Vice President, Chief Financial Officer and Treasurer, pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.	Filed herewith.
32.1	Certification of Christopher J. Constant, President and Chief Executive Officer, pursuant to Rule 13a-14(b) under the Securities Exchange Act of 1934, as amended, and 18 U.S.C. § 1350.	Filed herewith.
32.2	Certification of Brian Dickman, Executive Vice President, Chief Financial Officer and Treasurer, pursuant to Rule 13a-14(b) under the Securities Exchange Act of 1934, as amended, and 18 U.S.C. § 1350.	Filed herewith.
101.INS	Inline XBRL Instance Document	Filed herewith.
101.SCH	Inline XBRL Taxonomy Extension Schema	Filed herewith.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase	Filed herewith.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase	Filed herewith.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase	Filed herewith.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase	Filed herewith.
104	Cover Page Interactive Data File	Formatted as Inline XBRL and contained in Exhibit 101.

* Management contract or compensatory plan or arrangement.
** Confidential treatment has been granted for certain portions of this Exhibit pursuant to Rule 24b-2 under the Exchange Act, which portions are omitted and filed separately with the SEC.
*** Certain portions of this exhibit (indicated by "[***]") have been omitted because they are not material.

Furnished herewith and not deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

The exhibits listed in this Exhibit Index which were filed or furnished with our 2022 Annual Report on Form 10-K filed with the Securities and Exchange Commission are available upon payment of a $25 fee per exhibit, upon request from us, by writing to Investor Relations addressed to Getty Realty Corp., 292 Madison Avenue, 9th Floor, New York, NY 10017. Our website address is www.gettyrealty.com. Our website contains a hyperlink to the EDGAR database of the Securities and Exchange Commission at www.sec.gov where you can access, free-of-charge, each exhibit that was filed or furnished with our 2022 Annual Report on Form 10-K.

**SIGNATURES**

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.


Getty Realty Corp.
(Registrant)

By: /s/   Brian Dickman
Brian Dickman
Executive Vice President, Chief Financial Officer and Treasurer
(Principal Financial Officer)
February 23, 2023

By: /s/   Eugene Shnayderman
Eugene Shnayderman
Chief Accounting Officer and Controller
(Principal Accounting Officer)
February 23, 2023


Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Annual Report on Form 10-K has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

By: /s/ CHRISTOPHER J. CONSTANT	By: /s/ MILTON COOPER
Christopher J. Constant	**Milton Cooper**
President, Chief Executive Officer and Director	**Director**
(Principal Executive Officer)	**February 23, 2023**
February 23, 2023	
By: /s/ PHILIP E. COVIELLO	By: /s/ Howard Safenowitz
Philip E. Coviello	Howard Safenowitz
Director	**Director and Chairman of the Board**
February 23, 2023	**February 23, 2023**
By: /s/ Mary Lou Malanoski	By: /s/ RICHARD E. MONTAG
Mary Lou Malanoski	**Richard E. Montag**
Director	**Director**
February 23, 2023	**February 23, 2023**


By: /s/   Evelyn Infurna
Evelyn Infurna
Director
February 23, 2023


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BOARD OF DIRECTORS

Christopher J. Constant
President and Chief Executive Officer
Getty Realty Corp.

Milton Cooper
Executive Chairman of the
Board of Directors
Kimco Realty Corporation

Philip E. Coviello
Retired Partner
Latham & Watkins LLP

Evelyn León Infurna
Vice President,
Investor Relations
Northern Oil and Gas, Inc.

Mary Lou Malanoski
Chief Financial Officer
Colony S2k Holdings

Howard B. Safenowitz
President
Safenowitz Family Corp.

EXECUTIVE OFFICERS

Christopher J. Constant
President and Chief Executive Officer

Joshua Dicker
Executive Vice President,
General Counsel and Secretary

Brian R. Dickman
Executive Vice President,
Chief Financial Officer
and Treasurer

Mark J. Olear
Executive Vice President,
Chief Operating Officer

CORPORATE INFORMATION

Annual Meeting of Shareholders
April 25, 2023
Virtual Meeting

Investor Relations
(646) 349-0822
ir@gettyrealty.com

Independent Auditor
PricewaterhouseCoopers LLP
New York, NY

Transfer Agent
Computershare Inc.
462 South 4th Street,
Suite 1600
Louisville, KY 40202
(800) 368-5948
www.computershare.com

Corporate Headquarters
Getty Realty Corp.
292 Madison Avenue,
9th Floor
New York, NY 10017
(646) 349-6000
www.gettyrealty.com

GTY
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LISTED
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NYSE

GETTY REALTY CORP.

292 Madison Avenue, 9th Floor
New York, NY 10017